Form 10-K, Exhibit 13
period 1996-11-02
FALCON PRODUCTS INC /DE/
filed 1997-01-30
CIK 34339

Selected Financial Data
-----------------------
                                                                             FISCAL YEAR
                                           --------------------------------------------------------------------------------
                                             1996           1995          1994           1993            1992        1991
                                           --------------------------------------------------------------------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
 Net sales                                 $111,040        $90,036       $77,834        $62,957        $48,990      $39,446
 Cost of sales                               75,455         59,159        51,935         42,774         33,050       26,419
                                           --------        -------       -------        -------        -------      -------
 Gross margin                                35,585         30,877        25,899         20,183         15,940       13,027
 Selling, general and administrative
   expenses                                  22,168         19,059        16,244         12,930          9,974        8,608
                                           --------        -------       -------        -------        -------      -------
 Operating profit                            13,417         11,818         9,655          7,253          5,966        4,419
 Other income (expense):
    Interest, net                                95            141           145           (223)          (137)        (381)
    Minority interest                            89            (44)            4             --             --
    Other income                                 --             --            --             --             --          196
                                           --------        -------       -------        -------        -------      -------
 Earnings before income taxes                13,601         11,915         9,804          7,030          5,829        4,234
 Income tax expense                           5,168          4,458         3,628          2,583          2,094        1,567
                                           --------        -------       -------        -------        -------      -------
 Net earnings                              $  8,433        $ 7,457       $ 6,176        $ 4,447        $ 3,735      $ 2,667
                                           ========        =======       =======        =======        =======      =======
 Earnings per share<F*>                    $    .86        $   .77       $   .64        $   .50        $   .48      $   .42
                                           ========        =======       =======        =======        =======      =======
 Cash Dividends per share<F*>              $    .10        $   .07       $   .04        $    --        $    --      $    --
                                           ========        =======       =======        =======        =======      =======

FINANCIAL POSITION:
 Working capital                            $33,307        $29,927       $25,658        $25,129        $13,327        7,767
 Property, plant and equipment, net          25,382         22,187        19,117         11,644         11,334        6,860
 Capital expenditures                         4,449          4,969         4,608          1,506          1,131        1,187
 Total assets                                84,989         74,884        64,905         53,228         40,555       22,650
 Long-term obligations                        3,451          3,424         3,550          1,648         10,272        4,369
 Stockholders' equity                        68,476         58,307        50,556         44,147         23,404       11,561

----------

<F*> Per share data reflects adjustments related to the December 1995, 10%
     stock dividend and the January 1993, 50% stock dividend.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

General

      During the last several years, the Company has devoted substantial resources to its sales and marketing efforts, developed new markets and distribution networks for its products, and implemented an aggressive program of new product introductions. Significant resources have also been devoted to developing and enlarging the Company's direct factory sales force.

      The following table sets forth, for the periods presented, certain information relating to the operations of the Company, expressed as a percentage of net sales:

                                                         NOVEMBER 2,     OCTOBER 28,        OCTOBER 29,
                                                            1996            1995               1994
                                                         -----------     -----------        -----------
      Net sales                                            100.0%          100.0%             100.0%

      Cost of sales                                         68.0            65.7               66.7

      Gross margin                                          32.0            34.3               33.3

      Selling, general and administrative expenses          20.0            21.2               20.9

      Operating profit                                      12.0            13.1               12.4

      Interest income, net                                    .1              .2                 .2

      Minority interest in consolidated subsidiary            .1             (.1)                --

      Earnings before income taxes                          12.2            13.2               12.6

      Income tax expense                                     4.6             5.0                4.7

      Net earnings                                           7.6             8.2                7.9


Fiscal 1996 compared to Fiscal 1995

      Net earnings totaled $8.4 million in 1996, compared to $7.5 million in 1995, an increase of 13.1%. Earnings per share reached $.86 in 1996, compared with $.77 in 1995, an 11.7% increase.

      Net sales in 1996 were $111.0 million, an increase of 23.3% over 1995 net sales of $90.0 million. The sales increase over the prior year primarily resulted from increased sales from the Company's National Accounts program, strong sales of office furniture products through the Company's Flight network of office furniture dealers and to end users and also incremental sales from the acquisitions of Decor Concepts in 1995. The 1996 fiscal year included 53 weeks compared with 52 weeks in 1995, which also contributed to the increase in sales. Net sales for 1996 and 1995, excluding sales resulting from acquisitions, were approximately $101.0 million and $88.5 million, respectively. The strong sales results were favorably impacted by the Company's continued concentration of resources on sales and marketing programs and new product introductions. During 1996, the Company increased the number of sales representatives that are selling its products from 37 to 40 representatives.

      The Company's gross margin increased to $35.6 million in 1996 from $30.9 million in 1995, a 15.2% increase primarily due to the increased sales volume. Gross margin as a percentage of sales decreased to 32.0% in 1996 from 34.3% in 1995. The decrease is primarily due to product mix and incremental sales from the Decor Concepts acquisition which maintained a lower gross margin percentage than the Company's historical base of business. This was due to certain production inefficiencies at the facilities acquired in connection with this acquisition. To address the inefficiencies, the Company moved manufacturing and warehousing operations previously performed in three separate buildings to a single newly leased building. Production was interrupted due to this move which also contributed to the lower gross margin in 1996.

      Selling, general and administrative expenses were $22.2 million in 1996, compared to $19.1 million in 1995, a 16.3% increase. The overall increase is principally related to the higher level of business and increased sales and marketing programs including salaries, commissions, travel and literature. As a percentage of net sales, selling, general and administrative expenses were 20.0% in 1996 compared to 21.2% in 1995. The decrease in the expense rate in 1996 is primarily the result of efficiencies from higher sales volume and the impact of the Company's cost reduction measures.

      Net interest income was $95,000 in 1996, compared to net interest income of $141,000 in 1995. The decrease in interest income is due to spending invested funds for business acquisitions during 1996 and at the end of 1995.

      Income tax expense increased $710,000, or 15.9% in 1996 compared to 1995, due to higher earnings and a slight increase in the effective tax rate in 1996.

Fiscal 1995 compared to Fiscal 1994

      Net earnings totaled $7.5 million in 1995, compared to $6.2 million in 1994, an increase of 20.7%. Earnings per share were $.77 in 1995, compared with $.64 in 1994, a 20.3% increase.

      Net sales in 1995 were $90.0 million, an increase of 15.7% over 1994 net sales of $77.8 million. The sales increase over the prior year primarily resulted from increased sales from the Company's National Accounts program, increased sales of office furniture products, primarily from the Company's network of Flight dealers, sales increases through international distribution channels and incremental sales from the acquisitions of Decor Concepts in 1995, and Charlotte and Falcon Mimon during 1994. Net sales for 1995 and 1994, excluding sales resulting from acquisitions, were approximately $79.1 million and $72.9 million, respectively. The increase in sales was also affected by an increase in the number of sales persons selling the Company's furniture products. During 1995, the Company increased the number of sales representatives that are selling its furniture products from 26 to 37 representatives.

      The Company's gross margin increased from $25.9 million in 1994 to $30.9 million in 1995, a 19.2% increase primarily due to the increased sales volume. Gross margin as a percentage of sales increased to 34.3% in 1995 from 33.3% in 1994. The increase is primarily due to product mix and certain production efficiencies at the Company's manufacturing facilities as a result of the increased production volumes.

      Selling, general and administrative expenses were $19.1 million in 1995, compared to $16.2 million in 1994, a 17.3% increase. The overall increase is principally related to the higher level of business and the acquisitions discussed above. As a percentage of net sales, selling, general and administrative expenses were 21.2% in 1995 compared to 20.9% in 1994.
The increase in the expense rate in 1995 is primarily the result of the Company's investment in new product development, sales and marketing programs, including sales promotion costs, salaries, commissions and travel expenses.

      Net interest income was $141,000 in 1995, compared to net interest income of $145,000 in 1994. The interest income earned in 1995 and 1994 resulted from the investment of the Company's excess operating funds.

      Income tax expense increased $830,000 or 22.9% in 1995 compared to 1994, due to higher earnings and a slight increase in the effective tax rate in 1995.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's working capital at November 2, 1996, was $33.3 million and its ratio of current assets to current liabilities was 3.5 to 1.0. During 1996 and 1995, cash provided by operating activities was $7.4 million
and $5.7 million, respectively.   Cash generated from operations in 1996
increased primarily due to increased earnings and improved accounts receivable collections offset partially by higher inventory levels.

      Net cash used in investing activities in 1996 was $5.6 million, a slight decrease from $5.7 million in 1995. The Company invested $4.4 million in 1996 and $4.6 million in 1995 in capital additions primarily to increase manufacturing capacities and to improve operating efficiencies, as well as normal recurring capital replacements. The capital expenditures in 1996 include the acquisition of new equipment and leasehold improvements to the Company's facility in City of Industry, California where the Company relocated manufacturing operations during 1996. The Company's capital budget for 1997 is approximately $4.5 million, which will used primarily to acquire new equipment.

      The cash portion of the cost of businesses acquired was $1.2 million in 1996 and $1.1 million in 1995. In addition, the acquisition of The Chair Source during 1996 was funded by the issuance of 241,400 shares of common stock, plus an additional 75,000 shares of common stock to be issued during 1997 through 1999 based upon certain contingencies.

      Net cash used in financing activities was $3.1 million in 1996, and $.3 million in 1995. The increase in 1996 is due primarily to the Company implementing a stock repurchase program. During the year ended November 2, 1996, the Company acquired approximately 208,000 shares of its common stock at a total cost of approximately $2.8 million. The Company is authorized to purchase up to 575,000 shares of its common stock under the stock repurchase plan approved by the Board of Directors. Also during 1996, the Company increased its cash dividend by 37.5% as the regular quarterly cash dividend was raised to $.025 per share from $.02 per share after the 10% stock dividend in December 1995.

      The Company has a $2.0 million unsecured revolving line of credit agreement with a commercial bank. The revolving line of credit bears annual interest at LIBOR plus 1.25% and expires on July 1, 1997. As of November 2, 1996, there were no amounts outstanding under the revolving line of credit.

      The Company expects that it will meet its ongoing working capital and capital requirements from a combination of internally generated funds, available cash reserves and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.

      Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to increase prices to offset increases in the cost of manufacturing its products, and management presently believes that the Company will continue to be able to do so.

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO FALCON PRODUCTS, INC.:

      We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 2, 1996, and October 28, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 2, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of November 2, 1996, and October 28, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 2, 1996, in conformity with generally accepted accounting principles.


                                   ARTHUR ANDERSEN LLP




St. Louis, Missouri,
December 16, 1996

Consolidated Statements of Earnings
For The Years Ended November 2, 1996, October 28, 1995,  and October 29, 1994
(In thousands, except per share data)                 1996                 1995             1994
                                                      ----                 ----             ----
Net sales                                           $111,040              $90,036          $77,834
Cost of sales                                         75,455               59,159           51,935
                                                    --------              -------          -------
Gross margin                                          35,585               30,877           25,899
Selling, general and administrative expenses          22,168               19,059           16,244
                                                    --------              -------          -------
Operating profit                                      13,417               11,818            9,655
Interest, net; including interest income
     of $263, $316, and $240, respectively                95                  141              145
Minority interest in consolidated subsidiary              89                  (44)               4
                                                    --------              -------          -------
Earnings before income taxes                          13,601               11,915            9,804
Income tax expense                                     5,168                4,458            3,628
                                                    --------              -------          -------
Net earnings                                        $  8,433              $ 7,457          $ 6,176
                                                    ========              =======          =======
Earnings per share<F*>                              $    .86              $   .77          $   .64
                                                    ========              =======          =======

See accompanying notes to consolidated financial statements.

------

<F*>  Per share data has been adjusted to reflect the effects of the December
      1995, 10% stock dividend.

Consolidated Balance Sheets
November 2, 1996, and October 28, 1995

(In thousands, except share data)
                                                                              1996              1995
                                                                              ----              ----
ASSETS
Current assets:
  Cash and cash equivalents                                                  $ 5,714           $ 6,970
  Accounts receivable, less allowances of
    $439 and $369 respectively                                                16,683            17,438
  Inventories, net                                                            21,725            16,706
  Prepaid expenses and other current assets                                    2,247             1,967
                                                                             -------           -------
    Total current assets                                                      46,369            43,081
                                                                             -------           -------
Property, plant and equipment:
  Land                                                                         2,842             2,842
  Buildings and improvements                                                  13,460            11,871
  Machinery and equipment                                                     25,403            21,276
                                                                             -------           -------
                                                                              41,705            35,989
  Less accumulated depreciation                                               16,323            13,802
                                                                             -------           -------
                                                                              25,382            22,187
                                                                             -------           -------
Other assets, net of accumulated amortization:
  Excess of cost over fair value of net assets acquired                        9,706             6,858
  Other                                                                        3,532             2,758
                                                                             -------           -------
    Total other assets                                                        13,238             9,616
                                                                             -------           -------
                                                                             $84,989           $74,884
                                                                             =======           =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                           $ 7,565           $ 7,158
  Accrued liabilities                                                          4,540             5,032
  Current maturities of long-term debt                                           957               964
                                                                             -------           -------
    Total current liabilities                                                 13,062            13,154

Long-term obligations:
  Long-term debt                                                                 448               925
  Pension liability                                                              239               303
  Deferred income taxes                                                        1,843             1,186
  Minority interest in consolidated subsidiary                                   921             1,009
                                                                             -------           -------
    Total liabilities                                                         16,513            16,577
                                                                             -------           -------

Stockholders' equity:
  Common stock, $.02 par value;  Authorized 20,000,000
    shares; Issued 9,915,117 and 9,539,737, respectively                         198               191
  Additional paid-in capital                                                  47,260            42,761
  Treasury stock, at cost
    (109,516 and 11,000 shares, respectively)                                 (1,529)             (135)
  Cumulative translation adjustments                                             274               182
  Retained earnings                                                           22,273            15,308
                                                                             -------           -------
    Total stockholders' equity                                                68,476            58,307
                                                                             -------           -------
                                                                             $84,989           $74,884
                                                                             =======           =======
See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
For The Years Ended November 2, 1996, October 28, 1995 and October 29, 1994
                                                    Additional                     Cumulative                     Total
                                        Common       Paid-in         Treasury      Translation     Retained    Stockholders'
(In thousands, except share data)       Stock        Capital          Stock        Adjustments     Earnings       Equity
                                        -----        -------          -----        -----------     --------       ------
Balance, October 30,1993                 $170        $29,936            $--           $(79)        $14,121        $44,148

  Net earnings                             --             --                                         6,176          6,176
  Cash dividends                           --             --             --             --            (384)          (384)
  Issuance of stock to Employee
   Stock Purchase Plan                      1            415             --             --              --            416
  Exercise of employee incentive
   stock options                            1             62             --             --              --             63
  Compensation expense under non-
   qualified stock options                 --             60             --             --              --             60
  Tax benefit of stock options             --             37             --             --              --             37
  Translation adjustments                  --             --             --             40              --             40
                                         ----        -------        -------           ----         -------        -------

Balance, October 29, 1994                $172        $30,510            $--           $(39)        $19,913        $50,556
  Net earnings                             --             --             --             --           7,457          7,457
  Cash dividends                                          --                            --            (691)          (691)
  Stock dividend                           17         11,280             --             --         (11,300)            (3)
  Issuance of stock to Employee
   Stock Purchase Plan                      1            547             --             --              --            548
  Exercise of employee incentive
   stock options                            1             74             --             --              --             75
  Compensation expense under
   non-qualified stock options             --             20             --             --              --             20
  Tax benefit of stock options             --            241             --             --              --            241
  Translation adjustments                  --             --             --            221              --            221
  Issuance of restricted stock             --             89             --             --             (89)            --
  Amortization of restricted stock         --             --             --             --              18             18
  Treasury stock purchases                 --             --           (135)            --              --           (135)
                                         ----        -------        -------           ----         -------        -------

Balance, October 28, 1995                $191        $42,761          $(135)          $182         $15,308        $58,307
  Net earnings                             --             --             --             --           8,433          8,433
  Cash dividends                           --                            --             --            (958)          (958)
  Issuance of stock to Employee
   Stock Purchase Plan                     --            195            533             --              --            728
  Exercise of employee incentive
   stock options                            2            355            864             --            (553)           668
  Compensation expense under
   non-qualified stock options             --              7             --             --              --              7
  Tax benefit of stock options             --            647             --             --              --            647
  Translation adjustments                  --             --             --             92              --             92
  Cancellation of restricted stock         --            (19)            --             --              19             --
  Amortization of restricted stock         --             --             --             --              24             24
  Treasury stock purchases                 --             --         (2,791)            --              --         (2,791)
  Issuance of Stock for  acquisition        5          3,314             --             --              --          3,319
                                         ----        -------        -------           ----         -------        -------

Balance, November 2, 1996                $198        $47,260        $(1,529)          $274         $22,273        $68,476
                                         ====        =======        =======           ====         =======        =======

  See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow
For The Years Ended November 2, 1996, October 28, 1995, and October 29, 1994

(In thousands)                                                    1996              1995              1994
                                                                  ----              ----              ----
Cash flows from operating activities:
  Net earnings                                                   $ 8,433           $ 7,457           $ 6,176
                                                                 -------           -------           -------
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
    Depreciation                                                   2,703             2,130             1,537
    Amortization of other assets                                   1,171             1,277             1,231
    Translation adjustments during year                               92               221                40
    Tax benefit upon exercise of stock options                       647               241                37
    Compensation expense under
      non-qualified stock options                                      7                20                60
    Amortization of restricted stock awards                           24                18                --
    Change in deferred income taxes                                  819              (212)              (97)
    Minority interest in consolidated subsidiary                     (89)              (10)               (4)
    Change in assets and liabilities:
      Decrease (increase) in:
       Accounts receivable, net                                    1,219            (3,120)           (3,157)
       Inventories                                                (4,140)           (2,029)             (410)
       Prepaid expenses and other current assets                    (592)             (334)              536
       Other assets, net                                          (1,418)           (1,328)             (907)
      Increase (decrease) in:
       Accounts payable                                             (219)            1,386                52
       Accrued liabilities                                        (1,224)              (51)              849
                                                                 -------           -------           -------
       Total adjustments                                          (1,000)           (1,791)             (233)
    Net cash provided by operating activities                      7,433             5,666             5,943
Cash flows from investing activities:
  Additions to property, plant and equipment, net                 (4,449)           (4,570)           (4,600)
  Cost of businesses acquired (including working capital at
    acquisition of $(165), $912 and $2,658, respectively)         (1,189)           (1,095)           (4,524)
                                                                 -------           -------           -------
       Net cash used in investing activities                      (5,638)           (5,665)           (9,124)
                                                                 -------           -------           -------
Cash flows from financing activities:
  Common stock issuances                                           1,396               623               479
  Treasury stock purchases                                        (2,791)             (135)               --
  Cash dividends                                                    (958)             (694)             (384)
  Additions to long-term debt                                        785               627                --
  Repayment of long-term debt                                     (1,419)             (525)             (237)
  Increase (decrease) in pension liability                           (64)             (239)                9
                                                                 -------           -------           -------
       Net cash used in financing activities                      (3,051)             (343)             (133)
                                                                 -------           -------           -------
Net decrease in cash and cash equivalents                         (1,256)             (342)           (3,314)

Cash and cash equivalents - beginning of period                    6,970             7,312            10,626
                                                                 -------           -------           -------
Cash and cash equivalents - end of period                        $ 5,714           $ 6,970           $ 7,312
                                                                 =======           =======           =======
Supplemental Cash Flow Information:
  Cash paid for interest                                         $   121           $   160           $    58
                                                                 =======           =======           =======
  Cash paid for income taxes                                     $ 3,809           $ 5,000           $ 3,062
                                                                 =======           =======           =======

See accompanying notes to consolidated financial statements.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994


NOTE 1  --  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year

      The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 1996 ended on November 2, 1996 and included 53 weeks. Fiscal years 1995 and 1994 ended October 28, 1995 and October 29, 1994, respectively, and included 52 weeks. References to years relate to fiscal years rather than calendar years.

Nature of Business

      The principal products manufactured and sold by the Company are pedestal table bases, table tops, metal and wood chairs, booths, millwork, casegoods, wire shelving systems and other wire metal kitchen equipment. The Company's sales are primarily to the foodservice equipment, contract furniture, hospitality, healthcare and material handling markets. The Company considers its operations a single industry segment.

      The Company operates factories in Mexico through wholly-owned subsidiaries which produce all of its table base casting requirements and wood chair frames and casegood products for the hospitality industry. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon, a.s. (Falcon Mimon), which manufactures and sells chair frames and fully finished wood chairs throughout
Europe and in North America.   Sales from foreign operations (primarily
Falcon Mimon) and export sales from domestic facilities were $10.9 million, $9.7 million and $4.8 million in 1996, 1995 and 1994, respectively.

Cash and Cash Equivalents

      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

      Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventories at November 2, 1996, and October 28, 1995 consist of the following:

         (In thousands)                               1996                      1995
                                                      ----                      ----
         Raw materials....................          $15,723                   $11,790
         Work in process..................            4,123                     3,409
         Finished goods, net..............            1,879                     1,507
                                                    -------                   -------
                                                    $21,725                   $16,706
                                                    =======                   =======

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994


Property, Plant and Equipment

      Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations.

      Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements - 5 to 40 years; machinery and equipment - 3 to 13 years.

      Certain of the Company's assets were acquired through long-term lease obligations financed principally by Industrial Development Revenue Bonds. These leases represent installment purchases. Accordingly, the assets are recorded at cost and the related obligations are included in long-term obligations as mortgages payable.

Other Assets

      Other assets consist of the following at November 2, 1996, and October 28, 1995:


       (In thousands)                                                               1996              1995
                                                                                    ----              ----
       Excess of cost over fair value of net assets acquired, net
          of accumulated amortization of $1,472 and $1,195.....................   $ 9,706            $6,858
       Deferred catalog costs, net of accumulated amortization
            of $2,226 and $1,684...............................................     1,243             1,135
       Deferred debt issue costs, net of accumulated amortization
            of $17 and $13.....................................................        11                15
       Other, net of accumulated amortization of $1,582 and $1,234.............     2,278             1,608
                                                                                  -------            ------
                                                                                  $13,238            $9,616
                                                                                  =======            ======

      The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over thirty to forty years. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately seven years. The cost of the design, production and distribution of sales catalogs is being amortized on a straight-line basis over six years.

Pension Plans

      The Company has a noncontributory defined benefit pension plan covering certain hourly and substantially all domestic salaried personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations. The Company also contributes to a defined contribution pension plan for its St. Louis, Missouri, union employees.

Stock Dividends

      On November 21, 1995, the Board of Directors of the Company declared a 10% stock dividend. The record date of this transaction was December 13, 1995, with a distribution date of January 2, 1996. All information contained in the accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements relating to the Company's common stock, including shares outstanding, stock option plans and per share data, has been restated to give effect to the stock dividend discussed above.

Foreign Currency Translation

      The Financial Statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. The functional currency for Falcon Mimon has been determined to be the subsidiary's local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included as a separate component of stockholders' equity.

      For the Company's Mexican subsidiaries, inventory, prepayments and property are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. Revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustment is included in selling, general and administrative expenses.

      The net foreign currency translation and transaction losses included in earnings for 1996, 1995 and 1994, were $235, $271, and $61 thousand, respectively.


NOTE 2  --  RENTAL EXPENSE AND LEASE COMMITMENTS

      The Company leases certain manufacturing facilities and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2006.

      The future minimum rental commitments due under lease agreements are as follows at November 2, 1996:

                                                             Capital        Operating
            (In thousands)                                   Leases           Leases
                                                             ------           ------
            1997                                             $  61            $1,269
            1998                                                61             1,288
            1999                                                61             1,329
            2000                                                61             1,291
            2001                                                61             1,263
            Later years                                        185             3,168
                                                             -----            ------

            Total minimum lease payments                       490            $9,608
            Less-amount representing interest                  (78)           ======
                                                             -----
            Present value of minimum lease payments          $ 412
                                                             =====

      Total operating lease and rental expense was approximately $960, $641, and $589 thousand in 1996, 1995 and 1994, respectively.

NOTE 3  --  LONG-TERM DEBT

      Long-term debt consists of the following at November 2, 1996, and October 28, 1995:


            (In thousands)                                                              1996                1995
                                                                                      --------            --------
            Revolving line of credit expiring July 1, 1997,
            interest at LIBOR plus 1.25%                                               $   --              $   --



            Notes payable to a foreign bank, secured by certain assets of Falcon
            Mimon due in varying quarterly installments through 1998, interest
            ranging from 13.0% to 14.9%                                                   848                 874



            Note payable to a bank, due in quarterly installments through May
            1996, interest at the bank's 90 day French Franc rate plus 1.25%
            (7.4% at  October 28, 1995)                                                    --                 488

            Obligations under capital leases, due in annual installments
            through November 16, 2003, interest at 4.0%                                   412                 455

            Community Development loan, secured by machinery and equipment
            due in monthly installments through 1997, interest at 7.5%                     20                  72

            Notes payable to individuals                                                  125                  --
                                                                                       ------              ------
                                                                                        1,405               1,889

            Less current maturities                                                       957                 964
                                                                                       ------              ------
                                                                                       $  448              $  925
                                                                                       ======              ======

      At November 2, 1996, the Company had letters of credit outstanding of approximately $67 thousand relating to certain foreign purchases.

      Under the loan agreements, the Company must comply with certain covenants including, but not limited to, the maintenance of specific ratios and net worth. The Company has complied with the terms of the loan agreements.

      The minimum annual maturities of long-term debt, including capital lease obligations, are: $957, $79, $80, $66 and $52 thousand in 1997 through 2001, respectively, and $171 thousand thereafter.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER  28, 1995, AND OCTOBER 29, 1994


NOTE 4  -- INCOME TAXES

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

      The components of income tax expense are as follows:


            (In thousands)                    1996           1995              1994
                                              ----           ----              ----
            Current:

              Federal                        $3,892         $4,180            $3,314

              State                             457            501               404

              Foreign                            --            (11)                7

            Deferred                            819           (212)              (97)
                                             ------         ------            ------

                                             $5,168         $4,458            $3,628
                                             ======         ======            ======

The following is a reconciliation between statutory federal income tax expense and actual income tax expense:

           (In thousands)                                                          1996                  1995               1994
                                                                                   ----                  ----               ----
           Computed "expected" federal income tax expense                         $4,660                $4,051             $3,333
           Increase (decrease) resulting from:
                  State income taxes                                                 544                   477                393
                  Other, net                                                         (36)                  (70)               (98)
                                                                                  ------                -------            ------

                                                                                  $5,168                $4,458             $3,628
                                                                                  ======                ======             ======

                      FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER  28, 1995, AND OCTOBER 29, 1994



The significant components of deferred income tax assets and liabilities are as follows:


            (In thousands)                                                                1996            1995
                                                                                         ------          ------
            Deferred tax assets:
                 Inventories                                                            $   548         $   505
                 Reserves and accruals                                                      708             785
                                                                                            ---             ---

                                                                                          1,256           1,290
            Deferred tax liabilities:                                                     -----           -----

                  Depreciation and other property basis differences                      (1,474)           (878)
                  Other                                                                    (662)           (308)
                                                                                         ------         -------

                                                                                         (2,136)         (1,186)
                                                                                        -------         -------
            Net deferred income tax asset (liability)                                   $  (880)        $   104
                                                                                        =======         =======

      Net current deferred income tax assets are included in prepaid expenses and other current assets in the accompanying Consolidated Balance Sheets.
The Company's income tax returns have been examined by the Internal Revenue Service for fiscal years through 1994.


NOTE 5  -- STOCK OPTION AND STOCK PURCHASE PLANS

      The Company had an employee incentive stock option plan which expired in 1991. As of November 2, 1996, there were outstanding options to purchase 11,326 shares of the Company's common stock under this plan, expiring at various dates through December 2000.

      In 1991, the Company created a new stock option plan (the "1991 Plan"), which, as amended, allows the Company to grant key employees incentive and non-qualified stock options to purchase up to 1,100,000 shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than ten years from the date of grant. As of November 2, 1996, options to purchase 490,891 shares of the Company's common stock were outstanding under the 1991 Plan.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994


      Stock option transactions under the expired plan and the 1991 Plan are summarized below:

                                                                1996                                      1995
                                                     --------------------------                --------------------------
                                                     AVERAGE           NUMBER                  AVERAGE           NUMBER
                                                      PRICE           OF SHARES                 PRICE           OF SHARES
                                                     -------          ---------                -------          ---------
Options outstanding at beginning of year             $ 8.81            599,426                 $ 8.07            495,211

Options granted                                      $13.02             56,600                 $10.19            151,250

Options canceled                                     $10.07             60,721                 $ 9.66             22,627

Options exercised                                    $ 5.69             93,088                 $ 1.77             24,408
                                                                       -------                                   -------
Options outstanding at end of year                   $ 9.70            502,217                 $ 8.81            599,426
                                                                       =======                                   =======

Exercisable at end of year                                             186,217                                   171,339
                                                                       =======                                   =======

      The Company has a Non-Employee Director stock option plan, approved by the stockholders, under which the Company annually grants an option to purchase 1,650 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

      The Company has a Stock Purchase Plan under which eligible employees may elect to invest up to 10% of salary earned during each pay period. Directors who are not employees may also elect to invest up to 10% of director fees. The Company contributes an amount equal to 40% of each participant's contributions and pays all administrative expenses of the plan.

      In 1995, the Company awarded 2,750 shares of restricted common stock of the Company to each of three executive officers. The shares will vest and the related expense will be recorded over three years.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994


NOTE 6  -- PENSION PLANS

      The Company has a noncontributory defined benefit pension plan covering certain hourly and substantially all salaried domestic personnel. Normal retirement age is 65, but provision is made for earlier retirement. Benefits are based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the plan consist entirely of an investment in a group annuity contract with an insurance company.

      The following actuarial assumptions were used in determining the Company's net periodic pension cost and projected benefit obligation:

                                                                               1996              1995             1994
                                                                               ----              ----             ----
            Discount rate                                                      7.25%             7.50%             7.50%

            Rate of salary increase                                            5.50%             5.50%             5.50%

            Expected long-term rate of return on plan assets                   9.00%             9.00%             9.00%

The funded status of the defined benefit pension plan is as follows:

            (In thousands)                                                                      1996              1995
                                                                                                ----              ----
            Vested benefit obligation                                                         $(3,287)          $(2,683)

            Non-vested benefits                                                                  (276)             (324)
                                                                                              -------           -------
            Accumulated benefit obligation                                                     (3,563)           (3,007)

            Effect of projected future compensation levels                                       (351)             (423)
                                                                                              -------           -------
            Projected benefit obligation                                                       (3,914)           (3,430)

            Plan assets at fair value                                                           3,152             2,640
                                                                                              -------           -------
            Plan assets less than projected benefit obligation                                   (762)             (790)

            Unrecognized net loss due to past experience different
                from assumptions                                                                  236               193

            Unrecognized prior service cost                                                       414               462

            Unrecognized net asset being recognized over 13.21 years                             (127)             (168)
                                                                                              -------           -------
            Accrued pension cost                                                              $  (239)          $  (303)
                                                                                              =======           =======

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER  29, 1994


Net periodic pension cost was as follows:


           (In thousands)                                                       1996              1995              1994
                                                                                ----              ----              ----
           Service cost - benefits earned during the period                    $ 421             $ 335             $ 284

           Interest cost on projected benefit obligation                         257               212               180

           Return on plan assets                                                (389)             (332)               13

           Net total of other components                                         137               136              (180)
                                                                               -----             -----             -----
           Net periodic pension cost                                           $ 426             $ 351             $ 297
                                                                               =====             =====             =====

      The Company also contributes to a defined contribution pension plan for its St. Louis, Missouri, union employees. Pension expense under this plan was $37, $32, and $22 thousand in 1996, 1995 and 1994, respectively.

NOTE 7  -- BUSINESS ACQUISITIONS

      In October 1996, the Company acquired certain assets and assumed certain liabilities of The Chair Source for 241,400 newly issued shares of common stock valued at approximately $3.3 million plus 75,000 shares of common stock to be issued over a three-year period, subject to certain contingencies. The purchase price is subject to working capital level
adjustments.   The Chair Source manufactures wood and upholstered seating in
Anaheim, California and distributes them primarily to the hospitality, lodging and foodservice markets.

      In February 1996, the Company acquired substantially all of the assets and assumed certain liabilities of a manufacturing facility located in Tijuana, Mexico. This facility specializes in manufacturing upscale wood and upholstered seating and case goods primarily for the lodging and hospitality markets. The total purchase price for this facility was approximately $500 thousand and was funded by the Company with its available cash reserves.

      During September 1995, the Company acquired the interior decor business and related assets, and assumed certain liabilities, relating to that business from Omni Inc. The Company operates this business under the tradename Decor Concepts, which was a tradename used by Omni Inc. for a substantial portion of that business. Decor Concepts is a manufacturer of interior decor products such as seating, tables, and casegoods for restaurant chains. The total purchase price for the transaction was approximately $1.5 million. This purchase was funded by the Company with its available cash reserves.

      During September 1994, the Company acquired a 67% controlling interest in Falcon Mimon for approximately $2.3 million in cash. Falcon Mimon is a furniture manufacturer located in the Czech Republic that makes complete wood chairs and wood chair components for sale throughout Europe and North America. Under terms of the purchase agreement, during 1996 and 1995 the Company invested an additional $2.5 million in Falcon Mimon which increased the Company's ownership interest in Falcon Mimon to approximately 84%.

      During January 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Charlotte Company, Inc. located in Belding, Michigan, a manufacturer of high quality wood and metal seating and tables for the office furniture, foodservice, hospitality and healthcare markets. The total purchase price for the transaction was approximately $3.4 million and was funded by the Company with its available cash reserves.

                     FALCON PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994


NOTE 8  -- TRANSACTIONS WITH RELATED PARTIES

      Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or receive commissions as sales representatives. During 1996, 1995 and 1994, the Company incurred expenses of approximately $220, $138, and $280 thousand, respectively, for such services.


NOTE 9  -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In thousands, except per share amounts)
                                           FIRST            SECOND             THIRD            FOURTH
                                           -----            ------             -----            ------
1996
----
Net sales                                $25,433           $25,832           $27,587           $32,188

Gross margin                               7,606             8,727             8,480            10,772

Net earnings                               1,623             2,127             2,045             2,638

Earnings per share                          $.17              $.22              $.21              $.27


1995
----
Net sales                                $18,820           $21,129           $23,377           $26,710

Gross margin                               5,825             7,506             7,947             9,599

Net earnings                               1,279             1,743             1,917             2,518

Earnings per share                          $.13              $.18              $.20              $.26