Form 10-K405, Exhibit 13
period 1997-11-01
FALCON PRODUCTS INC /DE/
filed 1998-01-30
CIK 34339

                             Financial Stability
------------------------------------------------------------------------------

Falcon ended 1997
with $16 million in
cash and almost
no debt.

Fiscal 1997 represented Falcon's 11th consecutive year of increased earnings and earnings per share. This consistency in earnings growth has led Falcon to its strongest balance sheet in its history. Falcon ended 1997 with $16 million in cash and almost no debt. With this financial strength, Falcon is very well positioned to carry out its corporate goals and strategies. Total long-term debt is just 2% of total capital. The Company's virtually unleveraged balance sheet makes a variety of financing alternatives available for strategic acquisitions.
       During the last several years, the Company has devoted substantial resources to its sales and marketing efforts, developed new markets and distribution networks, and implemented an aggressive program of new product introductions. Significant resources have also been devoted to developing and enlarging the Company's direct factory sales force. Falcon will continue to prudently reinvest earnings and capital in the resources required for continued growth.
      During 1997, the Company increased the annual dividend rate on its common stock 40%, from $.10 per share to $.14 per share. The 1998 annual dividend rate has been increased to $.16 per share, the fourth consecutive annual dividend increase, beginning with the January 1998 quarterly dividend payment. Since 1995, the Company has repurchased a total of $10.1 million of its common stock under a repurchase program.

------------------------------------------------------------------------------

   Operating Results as a Percentage of Sales
   ------------------------------------------------------------------------------------------------------------------------
                                                                November 1,             November 2,             October 28,
                                                                   1997                    1996                    1995
   ........................................................................................................................
   Net sales                                                      100.0%                  100.0%                  100.0%
   ........................................................................................................................
   Cost of sales                                                   70.3                    68.6                    66.4
   ........................................................................................................................
   Nonrecurring charges                                             3.3                      --                      --
   ........................................................................................................................
   Gross margin                                                    26.4                    31.4                    33.6
   ........................................................................................................................
   Selling, general and administrative expenses                    19.5                    20.3                    21.3
   ........................................................................................................................
   Operating profit                                                 6.9                    11.1                    12.3
   ........................................................................................................................
   Interest income, net                                              .1                      .1                      .2
   ........................................................................................................................
   Minority interest in consolidated subsidiary                      --                      .1                     (.1)
   ........................................................................................................................
   Earnings from continuing operations before income taxes          7.0                    11.3                    12.4
   ........................................................................................................................
   Income tax expense                                               2.6                     4.3                     4.6
   ........................................................................................................................
   Net earnings from continuing operations                          4.4                     7.0                     7.8
   ------------------------------------------------------------------------------------------------------------------------
   Supplemental Information - Before Nonrecurring Charges
   ........................................................................................................................
   Gross Margin                                                    29.7                    31.4                    33.6
   ........................................................................................................................
   Earnings before income taxes                                    10.2                    11.1                    12.3
   ........................................................................................................................
   Net earnings                                                     6.4                     7.0                     7.8
   ------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------------------------------

Net Sales
      Net sales from continuing operations (which excludes sales of the Company's discontinued William Hodges division) in 1997 were $113.0 million, an increase of 12.2% over 1996 net sales of $100.7 million. The sales increase over the prior year primarily resulted from increased sales to the Hospitality market, from strong sales of office furniture products through the Company's Flight network of office furniture dealers and directly to end-users and from incremental sales from the acquisition of The Chair Source in late 1996. The 1997 fiscal year included 52 weeks compared with 53 weeks in 1996, which partially offset the increase in sales. Net sales from continuing operations for 1997 and 1996, excluding sales resulting from the acquisition of The Chair Source, were approximately $108.0 million and $100.5 million, respectively. Sales were unfavorably impacted by a decline in sales from the Company's National Accounts market as several of its major customers in this market segment opened significantly less new stores in 1997 than in 1996.
      In 1996, net sales from continuing operations were $100. 7 million, an increase of 26.4% over 1995 net sales of $79.6 million. The sales increase over the prior year primarily resulted from increased sales from the Company's National Accounts program, from strong sales of office furniture products through the Company's Flight network of office furniture dealers and directly to end users and from incremental sales from the acquisitions of Decor Concepts in 1995. The 1996 fiscal year included 53 weeks compared with 52 weeks in 1995, which also contributed to the increase in sales. Net sales from continuing operations for 1996 and 1995, excluding sales resulting from acquisitions, were approximately $90.5 million and $78.1 million, respectively.
      The Company's strong sales results for both 1997 and 1996 were favorably impacted by the Company's continued concentration of resources on sales and marketing programs and new product introductions. During 1996, the Company increased the number of direct sales representatives that are selling its products from 37 to 40 representatives and during 1997, further increased the number of direct sales representatives to 48.

                               [GRAPH]

------------------------------------------------------------------------------
                                                                            13

Costs and Expenses
      The Company's gross margin decreased to $29.8 million in 1997 from $31.6 million in 1996, a 5.6% decrease primarily due to one-time restructuring charges of $3.7 million to consolidate manufacturing locations and eliminate certain wood seating product lines. Gross margin as a percentage of sales decreased to 26.4% in 1997, also due to the aforementioned restructuring costs. The gross margin percentage in 1997 excluding the nonrecurring charges was 29.7%, a decrease from 31.4% in 1996. The decrease was primarily due to costs associated with the development of new products and facilities to service the Hospitality market, particularly products manufactured at the Company's Tijuana, Mexico facility, and inefficiencies at the Company's Czech Republic plant. Demand for the Company's lodging products exceeded capacity of the Tijuana plant causing the Company to outsource certain products components at a higher cost. The Company has since more than doubled the capacity of the Tijuana facility.
      In 1996, the Company's gross margin increased to $31.6 million from $26.8 million in 1995, an 18.0% increase primarily due to the increased sales volume. Gross margin as a percentage of sales decreased to 31.4% in 1996 from 33.6% in 1995. The decrease is primarily due to product mix and incremental sales from the Decor Concepts acquisition which maintained a lower gross margin percentage than the Company's historical base of business. This was due to certain production inefficiencies at the facilities acquired in connection with this acquisition. To address the inefficiencies, the Company moved manufacturing and warehousing operations previously performed in three separate buildings to a single newly leased building. Production was interrupted due to this move which also contributed to the lower gross margin in 1996.
      Selling, general and administrative expenses were $22.0 million, $20.5 million and $17.0 million in 1997, 1996 and 1995, respectively. The overall increase is principally related to the higher level of business and increased sales and marketing programs including salaries, commissions, travel and literature. As a percentage of net sales, the expense rate was 19.5% in 1997, 20.3% in 1996 and 20.5% in 1995. The decrease in the expense rate is primarily due to the result of efficiencies from higher sales volume, the impact of cost reduction programs, and lower expenses under the Company's management bonus program.

Interest and Taxes
      Net interest income was $139,000 in 1997, $95,000 in 1996 and $141,000 in 1995. The increase in interest income during 1997 is due primarily to interest received on the proceeds from the sale of the William Hodges division in late 1997. The lower interest income in 1996 is due to spending invested funds for business acquisitions during 1996 and at the end of 1995.
      Income tax expense was $3.0 million, $4.3 million and $3.7 million in 1997, 1996 and 1995, respectively. The effective income tax rate was 38% in 1997 and 1996, and 37.5% in 1995.

Net Earnings
      Net earnings totaled $12.6 million in 1997, compared to $8.4 million in 1996, an increase of 49.8%. Earnings per share reached $1.28 in 1997, compared with $.86 in 1996, a 48.8% increase. The increase is due primarily to an after-tax gain on the sale of the William Hodges division of $6. 8 million, or $.69 per share, offset partially by an after-tax charge of $2.3 million, or $.23 per share, for costs associated with strategic initiatives undertaken in 1997. These initiatives include the consolidation of wood chair manufacturing operations and discontinuing duplicative and non-performing wood seating product lines. Excluding the one-time gain on the sale and the restructuring charge for the strategic initiatives, 1997 net earnings were $7.2 million, or $.73 per share, compared to $7.0 million, or $.71 per share, in 1996. An increase in earnings of 3.1% and an increase in earnings per share of 2.8%.
      1996 net earnings from continuing operations increased to $7.0 million, or $.71 per share, from $6.2 million, or $.64 per share in 1995. An increase in earnings and earnings per share of 13.4% and 10.9%, respectively. In 1996, net earnings were $8.4 million, compared to $7.5 million in 1995, an increase of 13.1%. Earnings per share reached $.86 in 1996, compared with $.77 in 1995, an 11.7% increase.

Liquidity and Capital Resources
      The Company's working capital at November 1, 1997 was $38.7 million and its ratio of current assets to current liabilities was 2.7 to 1.0. During 1997 and 1996, cash provided by operating activities was $3.4 million and $7.4 million respectively. Cash generated from operations in 1997 decreased primarily due to lower earnings from continuing operations and lower accounts receivable collections.
      Cash provided by investing activities in 1997 was $13.9 million, an increase from $5.6 million used in investing activities in 1996. The change is due primarily to the $17.7 million cash received on the sale of the Hodges Division. The Company invested $3.8 million in 1997 and $4.4 million in 1996 in capital additions primarily to increase manufacturing capacities and to improve operating efficiencies, as well as normal recurring capital replacements. The Company's capital budget for 1998 is approximately $3.5 million, which will be used primarily to acquire new equipment.
      The cash portion of the cost of businesses acquired was $0 in 1997 and $1.2 million in 1996. In addition, the acquisition of The Chair Source during 1996 was funded by the issuance of 241,400 shares of common stock in 1996, plus 25,000 shares in 1997 and an additional 50,000 shares of common stock to be issued during 1998 through 1999 based upon certain contingencies.
      Cash used in financing activities was $6.7 million in 1997, and $3.1 million in 1996. The increase in 1997 is due primarily to the Company's stock repurchase program. During the year ended November 1, 1997, the Company acquired approximately 500,000 shares of its common stock at a total cost of approximately $7.2 million. The Company is authorized to purchase up to 1,075,000 shares of its common stock under the stock repurchase plan approved by the Board of Directors. Also during 1997, the Company increased its cash dividend as the regular quarterly cash dividend was raised to $.035 per share from $.025 per share.
      The Company has a $2.0 million unsecured revolving line of credit agreement with a commercial bank. The revolving line of credit bears annual interest at LIBOR plus 1.25% and expires on July 1, 1998. As of November 1, 1997, there were no amounts outstanding under the revolving line of credit.
      The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, including the proceeds from the sale of the William Hodges division, internally generated funds, and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.
      Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to increase prices to offset increases in the cost of manufacturing its products, and management presently believes that the Company will continue to be able to do so.

Consolidated Statements of Earnings
--------------------------------------------------------------------------------------------------------------
For the Years Ended November 1, 1997, November 2, 1996 and October 28, 1995

--------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                               1997              1996              1995
 ..............................................................................................................
Net sales                                                       $113,010          $100,702           $79,647
Cost of sales                                                     79,507            69,125            52,883
Nonrecurring  charges                                              3,700                --                --
 ..............................................................................................................
Gross margin                                                      29,803            31,577            26,764
Selling, general and administrative expenses                      22,044            20,469            16,992
 ..............................................................................................................
Operating profit                                                   7,759            11,108             9,772
Interest income, net; including interest income of
   $228, $263 and $316, respectively                                 139                95               141
Minority interest in consolidated subsidiary                          47                89               (44)
 ..............................................................................................................
Earnings from continuing operations before income taxes            7,945            11,292             9,869
Income tax expense                                                 3,019             4,291             3,693
 ..............................................................................................................
Net earnings from continuing operations                            4,926             7,001             6,176
Discontinued operations, net of tax                                  938             1,432             1,281
Gain on sale of discontinued operations, net of tax                6,770                --                --
 ..............................................................................................................
Net earnings                                                    $ 12,634          $  8,433           $ 7,457
--------------------------------------------------------------------------------------------------------------

Earnings per share:
Continuing operations                                           $    .50          $    .71           $   .64
Discontinued operations                                              .09               .15               .13
Gain on sale of discontinued operations                              .69                --                --
 ..............................................................................................................
Net earnings per share                                          $   1.28          $    .86           $   .77
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------------------
November 1, 1997 and November 2, 1996

--------------------------------------------------------------------------------------------------------------
(In thousands, except share data)                                                     1997              1996
 ..............................................................................................................
Assets
Current assets:
   Cash and cash equivalents                                                       $16,294           $ 5,714
   Accounts receivable, less allowances of $337 and $392, respectively              18,625            15,010
   Inventories, net                                                                 22,687            19,632
   Prepayments and other current assets                                              3,732             2,104
   Net assets of discontinued operations                                                --             4,493
   ...........................................................................................................
     Total current assets                                                           61,338            46,953
     .........................................................................................................
Property, plant and equipment:
   Land                                                                              2,731             2,842
   Buildings and improvements                                                       12,347            12,418
   Machinery and equipment                                                          26,360            22,977
   ...........................................................................................................
                                                                                    41,438            38,237
   Less accumulated depreciation                                                    16,227            13,752
   ...........................................................................................................
     Net property, plant and equipment                                              25,211            24,485
     .........................................................................................................
Other assets, net of accumulated amortization:
   Goodwill                                                                          9,454             9,445
   Other                                                                             3,354             3,505
   ...........................................................................................................
     Total other assets                                                             12,808            12,950
     .........................................................................................................
Total Assets                                                                       $99,357           $84,388
--------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                                $10,458           $ 7,195
   Accrued liabilities                                                              10,716             4,270
   Current maturities of long-term debt                                              1,473               957
   ...........................................................................................................
     Total current liabilities                                                      22,647            12,422
     .........................................................................................................
Long-term obligations:
   Long-term debt                                                                      321               448
   Pension liability                                                                    96               239
   Deferred income taxes                                                             2,155             1,882
   Minority interest in consolidated subsidiary                                        874               921
   ...........................................................................................................
     Total liabilities                                                              26,093            15,912
     .........................................................................................................
Stockholders' equity:
   Common stock, $. 02 par value:  authorized 20,000,000 shares;
      issued 9,915,117                                                                 198               198
   Additional paid-in capital                                                       47,376            47,260
   Treasury stock, at cost (477,512 and 109,516 shares, respectively)               (6,855)           (1,529)
   Cumulative translation adjustments                                                 (727)              274
   Retained earnings                                                                33,272            22,273
   ...........................................................................................................
     Total stockholders' equity                                                     73,264            68,476
     .........................................................................................................
Total Liabilities and Stockholders' Equity                                         $99,357           $84,388
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------------
For the Years Ended November 1, 1997, November 2, 1996 and October 28, 1995

-----------------------------------------------------------------------------------------------------------------------------
                                                   Additional                      Cumulative                      Total
                                        Common       Paid-in         Treasury      Translation    Retained    Stockholders'
(In thousands)                          Stock        Capital           Stock       Adjustments    Earnings        Equity
 .............................................................................................................................
Balance, October 29, 1994                $172        $30,510         $    --         $   (39)    $ 19,913       $50,556
   Net earnings                            --             --              --              --        7,457         7,457
   Cash dividends                          --             --              --              --         (691)         (691)
   Stock dividend                          17         11,280              --              --      (11,300)           (3)
   Issuance of stock to Employee
     Stock Purchase Plan                    1            547              --              --           --           548
   Exercise of employee incentive
      stock options                         1             74              --              --           --            75
   Compensation expense under
      non-qualified stock options          --             20              --              --           --            20
   Tax benefit of stock options            --            241              --              --           --           241
   Translation adjustments                 --             --              --             221           --           221
   Issuance of restricted stock            --             89              --              --          (89)           --
   Amortization of restricted stock        --             --              --              --           18            18
   Treasury stock purchases                --             --            (135)             --           --          (135)
   --------------------------------------------------------------------------------------------------------------------------
Balance, October 28, 1995                $191        $42,761         $  (135)        $   182     $ 15,308       $58,307
   Net earnings                            --             --              --              --        8,433         8,433
   Cash dividends                          --             --              --              --         (958)         (958)
   Issuance of stock to Employee
      Stock Purchase Plan                  --            195             533              --           --           728
   Exercise of employee incentive
      stock options                         2            355             864              --         (553)          668
   Compensation expense under
      non-qualified stock options          --              7              --              --           --             7
   Tax benefit of stock options            --            647              --              --           --           647
   Translation adjustments                 --             --              --              92           --            92
   Cancellation of restricted stock        --            (19)             --              --           19            --
   Amortization of restricted stock        --             --              --              --           24            24
   Treasury stock purchases                --             --          (2,791)             --           --        (2,791)
   Issuance of stock for acquisition        5          3,314              --              --           --         3,319
   --------------------------------------------------------------------------------------------------------------------------
Balance, November 2, 1996                $198        $47,260         $(1,529)        $   274     $ 22,273       $68,476
   Net earnings                            --             --              --              --       12,634        12,634
   Cash dividends                          --             --              --              --       (1,348)       (1,348)
   Issuance of stock to Employee
      Stock Purchase Plan                  --              8             893              --           --           901
   Exercise of employee incentive
      stock options                        --             --             624              --         (314)          310
   Tax benefit of stock options            --            103              --              --           --           103
   Translation adjustments                 --             --              --          (1,001)          --        (1,001)
   Amortization of restricted stock        --             --              --              --           27            27
   Treasury stock purchases                --             --          (7,202)             --           --        (7,202)
   Issuance of stock for acquisition       --              5             359              --           --           364
   --------------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1997                $198        $47,376         $(6,855)        $  (727)    $ 33,272       $73,264
-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow
--------------------------------------------------------------------------------------------------------------
For the Years Ended November 1, 1997, November 2, 1996 and October 28, 1995

--------------------------------------------------------------------------------------------------------------
(In thousands)                                                      1997              1996              1995
 ..............................................................................................................
Cash flows from operating activities:
   Net earnings                                                  $12,634           $ 8,433           $ 7,457
   Adjustments to reconcile net earnings to cash
     provided by operating activities:
       Gain on sale of discontinued operations                    (6,770)               --                --
       Earnings from discontinued operations                        (938)           (1,432)           (1,281)
       Depreciation                                                3,122             2,645             2,077
       Amortization                                                1,108             1,171             1,277
       Translation adjustments                                    (1,001)               92               221
       Tax benefit of stock option exercises                         103               647               241
       Compensation expense under stock and option plans              27                31                38
       Deferred income tax provision                                (978)              819              (212)
       Minority interest in consolidated subsidiary                  (47)              (89)              (10)
       Change in assets and liabilities:
         Accounts receivable, net                                 (3,346)            1,472            (3,483)
         Inventories                                              (3,055)           (3,941)           (1,678)
         Prepayments and other current assets                       (438)             (464)             (332)
         Other assets, net                                          (944)           (1,443)           (1,304)
         Accounts payable                                          3,264              (172)            1,434
         Accrued liabilities                                         763            (1,203)              (97)
       .........................................................................................................
       Cash provided by continuing operating activities            3,504             6,566             4,348
       Cash provided by (used in) discontinued operations            (99)              867             1,318
       .........................................................................................................
       Cash provided by operating activities                       3,405             7,433             5,666
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Additions to property, plant and equipment, net                (3,807)           (4,449)           (4,570)
   Proceeds from sale of discontinued operations                  17,711                --                --
   Cost of businesses acquired (including working capital
       at acquisition of $(165) in 1996 and $912 in 1995)             --            (1,189)           (1,095)
       .......................................................................................................
       Cash provided by (used in) investing activities            13,904            (5,638)           (5,665)
       -------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Common stock issuances                                          1,575             1,396               623
   Treasury stock purchases                                       (7,202)           (2,791)             (135)
   Cash dividends                                                 (1,348)             (958)             (694)
   Additions to (repayment of) long-term debt, net                   389              (634)              102
   Decrease in pension liability                                    (143)              (64)             (239)
   ...........................................................................................................
       Cash used in financing activities                          (6,729)           (3,051)             (343)
       -------------------------------------------------------------------------------------------------------
Increase (decrease)  in cash and cash equivalents                 10,580            (1,256)             (342)
Cash and cash equivalents - beginning of period                    5,714             6,970             7,312
 ..............................................................................................................
Cash and cash equivalents - end of period                        $16,294           $ 5,714           $ 6,970
--------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Cash paid for interest                                        $    91           $    21           $   160
--------------------------------------------------------------------------------------------------------------
   Cash paid for income taxes                                    $ 4,841           $ 3,809           $ 5,000
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
November 1, 1997, November 2, 1996 and October 28, 1995

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

Financial Statement Presentation
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Fiscal Year
      The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 1997 and 1995 ended November 1, 1997, and October 28, 1995, respectively, and included 52 weeks. Fiscal year 1996 ended on November 2, 1996, and included 53 weeks. References to years relate to fiscal years rather than calendar years.

Nature of Business
      The principal products manufactured and sold by the Company are pedestal table bases, table tops, metal and wood chairs, upholstered seating, booths, millwork and casegoods. The Company's sales are primarily to the foodservice equipment, contract furniture, hospitality, government and healthcare markets. The Company considers its operations a single industry segment.
      The Company operates factories in Mexico through wholly-owned subsidiaries which produce all of its table base casting requirements and wood chair frames and casegoods products. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has an 83% controlling interest in a manufacturing facility in the Czech Republic, Falcon Mimon, a.s. (Falcon Mimon), which manufactures and sells chair frames and fully finished wood chairs throughout Europe and in North America. Sales from foreign operations (primarily Falcon Mimon) and export sales from domestic facilities were $9.3 million, $10.9 million and $9.7 million in 1997, 1996 and 1995, respectively.

Cash and Cash Equivalents
      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Substantailly all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

Inventories
      Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventories at November 1, 1997 and November 2, 1996 consist of the following:

--------------------------------------------------------
(In thousands)                  1997              1996
 ........................................................
Raw materials                $17,579           $15,139
Work in process                4,320             3,459
Finished goods, net              788             1,034
 ........................................................
                             $22,687           $19,632
--------------------------------------------------------

Long-lived Assets
      Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of, requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset may not be recoverable. The Company has assessed the recoverability of long-lived assets, including intangible assets, and has determined that no impairment loss need be recognized for applicable assets of continuing operations.
      Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations.
      Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements - 5 to 40 years; machinery and equipment - 3 to 13 years.

--------------------------------------------------------------------------

      Other assets at November 1, 1997 and November 2, 1996 consist of the following:

--------------------------------------------------------------------------
(In thousands)                                    1997              1996
 ..........................................................................
Goodwill, net of accumulated
   amortization of $1,481 and $1,126           $ 9,454           $ 9,445
Deferred catalog costs, net of
   accumulated amortization of $318 and $7       1,226             1,226
Other, net of accumulated
   amortization of  $544 and $102                2,128             2,279
 ..........................................................................
                                               $12,808           $12,950
--------------------------------------------------------------------------

      Goodwill represents the excess of cost over fair value of net assets acquired at the dates of acquisition. Goodwill is amortized on a straight-line basis over thirty to forty years. The cost of the design, production and distribution of sales catalogs and reprints are being amortized on a straight-line basis over three to six years.

Pension Plan
      The Company has a noncontributory defined benefit pension plan covering certain hourly and substantially all domestic salaried personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations.

Stock Dividends
      On November 21, 1995, the Board of Directors of the Company declared a 10% stock dividend. The record date of this transaction was December 13, 1995, with a distribution date of January 2, 1996. All information contained in the accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements relating to the Company's common stock, including shares outstanding, stock option plans and per share data, has been restated to give effect to this stock dividend.

Earnings per share
      In February 1997, the Financial Accountings Standards Board issued SFAS No. 128, Earnings Per Share (SFAS No. 128), which established standards for computing and presenting earnings per share (EPS). SFAS No. 128 is required for the Company's fiscal year 1998 financial statements. Early adoption is not permitted. SFAS No. 128 replaces the presentation of primary EPS and fully diluted EPS with the presentation of Basic EPS and Dilutive EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Dilutive EPS includes the potential dilution that could occur if stock options or other securities were converted into common stock.
      Using the new method to compute EPS, Basic EPS and Dilutive EPS would be as follows:

--------------------------------------------------------------------------------
                                                  1997        1996        1995
 ................................................................................
Basic EPS:
   Net earnings from continuing operations       $  51        $.73        $.65
   Net earnings                                  $1.31        $.88        $.79
 ................................................................................
Dilutive EPS:
   Net earnings from continuing operations       $ .50        $.71        $.64
   Net earnings                                  $1.28        $.86        $.77
--------------------------------------------------------------------------------

Foreign Currency Translation
      The Financial Statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52. The functional currency for Falcon Mimon has been determined to be the subsidiary's local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included as a separate component of stockholders' equity.
      For the Company's Mexican subsidiaries, the functional currency is the U.S. dollar. As such, inventory, prepayments and property are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. Revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustment is included in selling, general and administrative expenses.
      The net foreign currency translation and transaction losses included in earnings for 1997, 1996 and 1995, were $304, $235 and $271 thousand, respectively.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
November 1, 1997, November 2, 1996 and October 28, 1995

Note  2 - Discontinued Operations
      On September 8, 1997, the Company completed the sale of its William Hodges division (the Hodges Division) to Leggett & Platt, Incorporated for approximately $17.7 million. The Hodges Division manufactures wire shelving and kitchen equipment. The sale resulted in a gain of approximately $6.8 million, net of applicable income taxes of $3.8 million. Proceeds from the sale were $16.0 million in cash and $1.7 million in an escrow account. The escrowed funds are included in cash and cash equivalents and are subject to certain purchase price adjustments. The Company does not expect any adjustments to the purchase price, in which case the escrowed funds will be remitted to the Company.
      The results of the Hodges Division for 1997 through the date of the sale (approximately 10.5 months) and for 1996 and 1995 are classified as discontinued operations in the accompanying financial statements. Earnings from the discontinued Hodges Division were $938 thousand in 1997, $1,432 thousand in 1996 and $1,281 thousand in 1995, net of applicable income taxes of $575, $877 and $766 thousand, respectively. Net revenues from the Hodges Division in 1997 through the date of the sale were $7,822 thousand. Hodges Division revenues in fiscal years 1996 and 1995 were $10,338 and $10,389 thousand, respectively.
      Net assets of the discontinued Hodges Division operations consisted of the following at November 2, 1996:

----------------------------------------------------------
(In thousands)                                    1996
 ..........................................................
Accounts receivable                             $1,673
Inventories                                      2,093
Other current assets                               143
Property, plant and equipment, net                 897
Goodwill, net                                      261
Other assets                                        66
Accounts payable                                  (370)
Accrued liabilities                               (270)
 ..........................................................
                                                $4,493
----------------------------------------------------------

Note  3 - Nonrecurring Charges
      During the 1997 fourth quarter, the Company recorded a pre-tax charge of $3.7 million, $2.3 million after-tax, for special and nonrecurring items. The charges are a result of the consolidation of the Company's manufacturing operations at its Anaheim, California and Belding, Michigan facilities into its City of Industry, California facility and the elimination of several duplicative and nonperforming wood seating product lines. These pre-tax charges are recorded as a separate line in the Consolidated Statements of Earnings and included $3.0 million for costs associated with asset write-downs and dispositions and $.7 million for exit costs of leased facilities and employee severance and termination costs.

Note  4 - Rental Expense and Lease Commitments
      The Company leases certain manufacturing facilities and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2006.
      The future minimum rental commitments due under lease agreements are as follows at November 1, 1997:

--------------------------------------------------------------------
(In thousands)                             Capital         Operating
                                           Leases           Leases
 ....................................................................
1998                                        $ 61            $1,414
1999                                          61             1,459
2000                                          61             1,418
2001                                          61             1,382
2002                                          61               770
Later years                                  124             2,438
 ....................................................................
Total minimum lease payments                 429            $8,881
                                                            --------
Less-amount representing interest            (61)
 .................................................
Present value of minimum
   lease payments                           $368
-------------------------------------------------

      Total operating lease and rental expense was approximately $1,463, $953 and $633 thousand in 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------

Note  5 - Long-Term Debt

      The carrying amount of long-term debt, which approximates fair value, consists of the following at November 1, 1997 and November 2, 1996:

--------------------------------------------------------------------------
(In thousands)                                    1997              1996
 ..........................................................................
$2.0 million revolving line of credit
   expiring July 1,1998, interest at
   LIBOR plus 1.25%                             $   --            $   --

Notes payable to a foreign bank, secured
   by certain assets of Falcon Mimon due
   monthly, interest at LIBOR + 2.5%             1,301               848

Obligations under capital leases, due in
   annual installments through
   November 16, 2003, interest at 4.0%             368               412

Community Development loan, secured
   by machinery  and equipment, due in
   monthly installments through 1997,
   interest at 7.5%                                 --                20

Notes payable to individuals                       125               125
 ..........................................................................
                                                 1,794             1,405
Less current maturities                          1,473               957
 ..........................................................................
                                                $  321            $  448
--------------------------------------------------------------------------

      Under the revolving line of credit agreement, the Company must comply with certain covenants including, but not limited to, the maintenance of specific ratios and net worth. The Company has complied with the terms of the loan agreements.
      The minimum annual maturities of long-term debt, including capital lease obligations, are: $1,473, $48, $50, $52 and $55 thousand in 1998 through 2002, respectively, and $116 thousand thereafter.

Note  6 - Income Taxes
      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No.
109). SFAS No. 109 requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.
      The components of income tax expense are as follows:

--------------------------------------------------------------------------
(In thousands)                  1997              1996              1995
 ..........................................................................
Current:
   Federal                    $3,587            $3,107            $3,484
   State                         410               365               432
   Foreign                        --                --               (11)
Deferred                        (978)              819              (212)
 ..........................................................................
                              $3,019            $4,291            $3,693
--------------------------------------------------------------------------

      The following is a reconciliation between statutory federal income tax expense and actual income tax expense:

--------------------------------------------------------------------------------------------
(In thousands)                                    1997              1996              1995
 ............................................................................................
Computed "expected" federal
   income tax expense                           $2,701            $3,852            $3,355

Increase (decrease) resulting from:
   State income taxes                              378               452               408
   Other, net                                      (60)              (13)              (70)
 ............................................................................................
                                                $3,019            $4,291            $3,693
--------------------------------------------------------------------------------------------

      The significant components of deferred income tax assets and liabilities are as follows:

--------------------------------------------------------------------------
(In thousands)                                    1997              1996
 ..........................................................................
Deferred tax assets:
   Inventories                                 $   648           $   507
   Reserves and accruals                         1,505               688
 ..........................................................................
                                                 2,153             1,195
 ..........................................................................
Deferred tax liabilities:
   Depreciation and other property
      basis differences                         (1,558)           (1,513)
   Other                                          (597)             (662)
 ..........................................................................
                                                (2,155)           (2,175)
 ..........................................................................
Net deferred income tax liability              $    (2)          $  (980)
--------------------------------------------------------------------------

      Net current deferred income tax assets are included in prepaid expenses and other current assets in the accompanying Consolidated Balance Sheets. The Company's income tax returns have been examined by the Internal Revenue Service for fiscal years through 1994.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
November 1, 1997, November 2, 1996 and October 28, 1995

Note  7 - Stock Option and Stock Purchase Plans
      The Company has an employee incentive stock option plan which allows the Company to grant key employees incentive and non-qualified stock options to purchase up to 1,100,000 shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than ten years from the date of grant.
      The Company also has a Non-Employee Director stock option plan, approved by the stockholders, under which the Company annually grants an option to purchase 1,650 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements (Non-Employee Director). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.
      The Company accounts for the option plans using APB Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized relating to the stock options.
      Pro forma net earnings and net earnings per common share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, Accounting for Stock-Based Compensation.

--------------------------------------------------------
                                      1997        1996
 ........................................................
Net earnings-pro forma             $12,446       $8,425
Net earnings per share-
   pro forma                         $1.26         $.86
Weighted-average fair value
   of options granted                $7.39        $6.54
--------------------------------------------------------

      For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

-----------------------------------------------------------------
                                            1997         1996
 .................................................................
Expected dividend yield                      .7%         .6%
Expected stock price volatility              30%         30%
Risk-free interest rate                     6.4%        5.8%
Expected life of option                  10 years     10 years
-----------------------------------------------------------------

      The Company had a Stock Purchase Plan under which eligible employees may elect to invest up to 10% of salary earned during each pay period and the Company contributed an amount equal to 40% of each participant's contributions. This plan was terminated at the end of fiscal 1997.

      Stock option transactions under the plans  for 1997, 1996 and 1995:

------------------------------------------------------------------------------------------------------------------------
                                                      1997                      1996                       1995
 ........................................................................................................................
                                               Average      Number      Average        Number      Average       Number
                                                Price     of Shares      Price       of Shares      Price      of Shares
 ........................................................................................................................
Options outstanding at beginning of year        $ 9.35     575,925       $ 7.58       766,450       $ 6.57      677,303
Options granted                                 $14.49     168,900       $13.04        68,150       $10.17      162,800
Options canceled                                $13.16      12,754       $10.00        64,348       $ 9.66       22,627
Options exercised                               $ 7.01      44,179       $ 3.44       194,327       $ 1.43       51,026
 ........................................................................................................................
Options outstanding at end of year              $10.70     687,892       $ 9.35       575,925       $ 7.58      766,450
------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                                 311,847                    245,346                   313,615
------------------------------------------------------------------------------------------------------------------------

      Stock options outstanding at November 1, 1997:
-----------------------------------------------------------------------------------------------------------------------
                               Options Outstanding                                    Options Exercisable
                               ...........................................................................................
      Range of                     Number             Remaining     Weighted Average      Number          Weighted Average
   Exercise Price                of Options       Contractual Life   Exercise Price     of Options         Exercise Price
 ..........................................................................................................................
     $  .50 - $10.00               368,007               5.5            $ 8.80           260,537               $ 8.45
     $10.00 - $13.00               144,585               7.3            $11.00            45,370               $10.72
     $13.00 - $15.00               175,300               9.1            $14.41             5,940               $13.58
                               ...........................................................................................
                                   687,892               6.8            $10.70           311,847               $ 8.88
--------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Note  8 - Pension Plan
      The Company has a noncontributory defined benefit pension plan covering certain hourly and substantially all salaried domestic personnel. Normal retirement age is 65, but provision is made for earlier retirement. Benefits are based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the plan consist entirely of an investment in group annuity contracts with an insurance company.
      The following actuarial assumptions were used in determining the Company's net periodic pension cost and projected benefit obligation:

------------------------------------------------------------------------
                                      1997           1996           1995
 ........................................................................
Discount rate                        7.25%          7.25%          7.50%
Rate of salary increase              5.00%          5.50%          5.50%
Expected long-term rate of
  return on plan assets              9.00%          9.00%          9.00%
------------------------------------------------------------------------

      The funded status of the defined benefit pension plan and the net periodic pension cost are as follows:

------------------------------------------------------------------------
(In thousands)                                   1997              1996
 ........................................................................
Vested benefit obligation                     $(3,643)          $(3,287)
Non-vested benefits                              (631)             (276)
 ........................................................................
Accumulated benefit obligation                 (4,274)           (3,563)
Effect of projected
   compensation levels                           (467)             (351)
 ........................................................................
Projected benefit obligation                   (4,741)           (3,914)
Plan assets at fair value                       4,018             3,152
 ........................................................................
Plan assets less than projected
   benefit obligation                            (723)             (762)
Unrecognized net loss due to
   past experience different
   from assumptions                               130               236
Unrecognized prior service cost                   586               414
Unrecognized net asset                            (89)             (127)
 ........................................................................
Accrued pension cost                          $   (96)          $  (239)
------------------------------------------------------------------------

------------------------------------------------------------------------------
(In thousands)                              1997           1996           1995
 ..............................................................................
Service cost - benefits earned
   during the period                       $ 473          $ 421          $ 335
Interest cost                                279            257            212
Return on plan assets                       (641)          (389)          (332)
Net total of other components                345            137            136
 ..............................................................................
Net periodic pension cost                  $ 456          $ 426          $ 351
------------------------------------------------------------------------------

Note 9 - Business Acquisitions
      In October 1996, the Company acquired certain assets and assumed certain liabilities of The Chair Source for 266,400 newly issued shares of common stock valued at approximately $3.7 million, plus 50,000 additional shares of common stock to be issued through October 1999, subject to certain contingencies. The Chair Source manufactures wood and upholstered seating in Anaheim, California and distributes them primarily to the hospitality, lodging and foodservice markets. The Company used the purchase method to account for this acquisition and recorded goodwill of approximately $2.9 million.
      In February 1996, the Company acquired substantially all of the assets and assumed certain liabilities of a manufacturing facility located in Tijuana, Mexico. This facility specializes in manufacturing upscale wood and upholstered seating and casegoods primarily for the lodging and hospitality markets. The total purchase price for this facility was approximately $500 thousand and was funded by the Company with its available cash reserves. The Company used the purchase method of accounting and recorded goodwill of approximately $421 thousand relating to this acquisition.
      During September 1995, the Company acquired the interior decor business and related assets and assumed certain liabilities relating to that business, from Omni, Inc. The Company operates this business under the tradename Decor Concepts, which was a tradename used by Omni, Inc. for a substantial portion of that business. Decor Concepts is a manufacturer of interior decor products such as seating, tables and casegoods for restaurant chains. The total purchase price for the transaction was approximately $1.5 million and was funded by the Company with its available cash reserves. The Company used the purchase method to account for this acquisition and recorded goodwill of approximately $384 thousand.

Note 10 - Transactions with Related Parties
      Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or receive commissions as sales representatives. During 1997, 1996 and 1995, the Company incurred expenses of approximately $99, $220 and $138 thousand, respectively, for such services.


-------------------------------------------------------------------------------
Note 11 - Quarterly Financial Information (Unaudited)

(In thousands, except per share data)
------------------------------------------------------------------------------------------------------------
1997                                             First            Second             Third            Fourth
 ............................................................................................................
Net sales                                      $26,733           $26,850           $28,570           $30,857
 ............................................................................................................
Nonrecurring charges                                --                --                --             3,700
 ............................................................................................................
Gross margin                                     7,658             7,844             8,371             5,930
 ............................................................................................................
Net earnings from continuing operations          1,688             1,580             1,653                 5
 ............................................................................................................
Discontinued operations, net of tax                179               362               397                --
 ............................................................................................................
Gain on sale of discontinued operations             --                --                --             6,770
 ............................................................................................................
Net earnings                                     1,867             1,942             2,050             6,775
 ............................................................................................................
Earnings per share:
   Continuing operations                       $   .17           $   .16           $   .17           $    --
   Discontinued operations                         .02               .04               .04                --
   Gain on sale of Hodges division                  --                --                --               .69
 ............................................................................................................
   Net earnings per share                      $   .19           $   .20           $   .21           $   .69
------------------------------------------------------------------------------------------------------------
1996                                             First            Second             Third            Fourth
 ............................................................................................................
Net sales                                      $23,239           $23,266           $25,228           $28,969
 ............................................................................................................
Gross margin                                     6,855             7,604             7,619             9,499
 ............................................................................................................
Net earnings from continuing operations          1,459             1,730             1,699             2,113
 ............................................................................................................
Discontinued operations, net of tax                164               397               346                52
 ............................................................................................................
Net earnings                                     1,623             2,127             2,045             2,638
 ............................................................................................................
Earnings per share:
   Continuing operations                       $   .15           $   .18           $   .17           $   .22
   Discontinued operations                         .02               .04               .04               .05
 ............................................................................................................
   Net earnings per share                      $   .17           $   .22           $   .21           $   .27
------------------------------------------------------------------------------------------------------------

Report of Independent Public Accountants
-------------------------------------------------------------------------------

To Falcon Products, Inc.:
      We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 1, 1997 and November 2, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of November 1, 1997 and November 2, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 1, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
St. Louis, Missouri
December 15, 1997

Selected Financial Data
-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)             1997         1996          1995         1994          1993       1992
 .......................................................................................................................
Operating Data
   Net sales                                  $113,010     $100,702       $79,647      $67,957       $54,293    $41,905
   Cost of sales                                79,507       69,125        52,883       45,318        37,073     28,300
   Nonrecurring costs                            3,700           --            --           --            --         --
   ....................................................................................................................
   Gross Margin                                 29,803       31,577        26,764       22,639        17,220     13,605
   Selling, general and
     administrative expenses                    22,044       20,469        16,992       14,354        11,177      8,571
   ....................................................................................................................
   Operating profit                              7,759       11,108         9,772        8,285         6,043      5,034
   Interest income, net                            139           95           141          145          (223)      (137)
   Minority interest                                47           89           (44)           4            --         --
   ....................................................................................................................
   Earnings from continuing
     operations before income taxes              7,945       11,292         9,869        8,434         5,820      4,897
   Income tax expense                            3,019        4,291         3,693        3,121         2,137      1,761
   ....................................................................................................................
   Net Earnings from continuing
     operations                                  4,926        7,001         6,176        5,313         3,683      3,136
   Discontinued operations, net of tax             938        1,432         1,281          864           764        599
   Gain on sale of discontinued
     operations, net of tax                      6,770           --            --           --            --         --
   ....................................................................................................................
   Net income                                 $ 12,634     $  8,433       $ 7,457      $ 6,177       $ 4,447    $ 3,735
  ---------------------------------------------------------------------------------------------------------------------

Earnings per share from:<F1>
   Continuing operations                      $    .50<F2> $    .71       $   .64      $   .55       $   .42    $   .41
   Discontinued operations                         .09          .15           .13          .09           .09        .08
   Gain on sale of discontinued
     operations                                    .69           --            --           --            --         --
  ---------------------------------------------------------------------------------------------------------------------
   Net earnings per share                     $   1.28     $    .86       $   .77      $   .64       $   .50    $   .48
  ---------------------------------------------------------------------------------------------------------------------
   Cash dividends per share                   $    .14     $    .10       $   .07      $   .04       $    --    $   --
   --------------------------------------------------------------------------------------------------------------------

Financial Position:
   Working capital                            $ 38,691     $ 34,531       $29,927      $25,658       $25,129    $13,327
   Property, plant and equipment, net           25,211       24,485        21,529       18,467        11,069     10,674
   Capital expenditures                          3,807        4,449         4,969        4,608         1,506      1,131
   Total assets                                 99,357       84,388        74,884       64,905        53,228     40,555
   Long-term obligations                         3,446        3,490         3,424        3,550         1,648     10,272
   Stockholders' equity                         73,264       68,476        58,307       50,556        44,147     23,404
   --------------------------------------------------------------------------------------------------------------------

<F1>  Per share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50%
      stock dividend.
<F2>  1997 earnings per share from continuing operations includes nonrecurring charges of $2.3 million after-tax, or
      $.23 per share. Excluding this charge, earnings per share would have been $.73 in 1997.

28