Form 10-K405, Exhibit 13
period 1998-10-31
FALCON PRODUCTS INC /DE/
filed 1999-01-29
CIK 34339

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto.
     Certain information presented herein includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. However, there can be no assurance that the Company's actual results will not differ materially from its expectations. The matters referred to in forward-looking statements may be affected by risks and uncertainties affecting the Company's business.

Continuing Operations
     During the last several years, the Company has devoted substantial resources to its sales and marketing efforts, developed new markets and distribution networks for its products and implemented an aggressive program of new product introductions. Significant resources have also been devoted to developing and enlarging the Company's direct factory sales force.
     The following table sets forth, for the periods presented, certain information relating to the continuing operations of the Company, expressed as a percentage of net sales:

-----------------------------------------------------------------------------------------------------------------------------------
Operating Results as a Percentage of Sales                         October 31, 1998        November 1, 1997        November 2, 1996
 ...................................................................................................................................
Net sales                                                                100.0%                  100.0%                  100.0%
 ...................................................................................................................................
Cost of sales, including nonrecurring items                               71.8                    70.3                    68.6
 ...................................................................................................................................
Special and nonrecurring items                                              .2                     3.3                      --
 ...................................................................................................................................
Gross margin                                                              28.0                    26.4                    31.4
 ...................................................................................................................................
Selling, general and administrative expenses                              20.6                    19.5                    20.3
 ...................................................................................................................................
Operating profit                                                           7.4                     6.9                    11.1
 ...................................................................................................................................
Interest income (expense), net                                             (.4)                     .1                      .1
 ...................................................................................................................................
Minority interest in consolidated subsidiary                                --                      --                      .1
 ...................................................................................................................................
Earnings from continuing operations before income taxes                    7.0                     7.0                    11.3
 ...................................................................................................................................
Income tax expense                                                         2.6                     2.6                     4.3
 ...................................................................................................................................
Net earnings from continuing operations                                    4.4                     4.4                     7.0
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental Information - Before Special and Nonrecurring Items
 ...................................................................................................................................
     Gross margin                                                         30.4%                   29.7%                   31.4%
 ...................................................................................................................................
     Operating profit                                                      9.8                    10.1                    11.1
 ...................................................................................................................................
     Earnings from continuing operations before income taxes               9.5                    10.2                    11.3
 ...................................................................................................................................
     Net earnings from continuing operations                               6.0                     6.4                     7.0
-----------------------------------------------------------------------------------------------------------------------------------

Net Sales
     In 1998, net sales from continuing operations were $143.4 million, an increase of 26.9% over 1997 net sales of $113.0 million. The sales increase over the prior year is primarily the result of the Howe
Furniture Corporation (Howe) acquisition and increased sales to the hospitality market.
     Net sales from continuing operations in 1997 were $113.0 million, an increase of 12.2% over 1996 net sales of $100.7 million. The sales increase over the prior year primarily resulted from increased sales to the hospitality market, from strong sales of office furniture products through the Company's Flight network of office furniture dealers and directly to end-users and from the acquisition of The Chair Source in late 1996. The 1997 fiscal year included 52 weeks compared with 53 weeks in 1996, which partially offset the increase in sales.
     Sales were unfavorably impacted by a decline in sales from the Company's food service market as several of its major customers in this market segment opened significantly fewer new stores in 1997 than in 1996.
     The Company's strong sales results for both 1998 and 1997 were favorably impacted by the Company's continued concentration of resources on sales and marketing programs and new product introductions. During
1997, the Company increased the number of direct sales representatives that are selling its products from 40 to 48 representatives and during 1998, to further increase the effectiveness of direct sales representatives, efforts were redirected to have a more specialized market focus.

Costs and Expenses
     The Company's fiscal year 1998 and 1997 reported operating results each included special and nonrecurring items associated with various strategic initiatives the Company has undertaken making direct comparisons of reported results difficult.
     During 1998, the Company recorded a $4.7 million pre-tax charge, $2.9 million after-tax or $.32 per share, related to management's decision to discontinue the Company's hotel casegoods line of business. The charge entails the writedown of assets, including inventories, equipment and goodwill, associated with the product line located in the Tijuana, Mexico facility. Cost of sales includes a $3.3 million pre-tax charge to write-down the carrying value of inventory. The remaining components of the charge have been reported in Special and Nonrecurring Items on the Consolidated Statement of Earnings.
     Also during 1998, the Company recorded a $1.3 million pre-tax gain, $0.8 million after-tax or $.09 per share, on the sale of the Company's corporate headquarters building. The gain has been reported in Special and Nonrecurring Items on the Consolidated Statement of
Earnings.
     During 1997, the Company recorded a pre-tax charge of $3.7 million, $2.3 million after-tax or $.23 per share, for charges associated with the announced consolidation of the Company's manufacturing operations at its Anaheim, California and Belding, Michigan facilities into its City of Industry, California facility and the elimination of several duplicative and nonperforming wood seating product lines. These charges are reported in Special and Nonrecurring Items on the Consolidated Statement of Earnings.
     During the fourth quarter of 1998, the Company recorded additional pre-tax charges of $0.2 million, $0.1 million after-tax or $.01 per share, related to the consolidation of the Company's manufacturing facilities that was announced in 1997. These charges are reported in Special and Nonrecurring Items on the Consolidated Statement of Earnings.
     In 1998, the Company's gross margin increased to $40.1 million from $29.8 million in 1997, a 34.5% increase which was primarily due to increased sales volume. Gross margin as a percent of sales, excluding the special and nonrecurring items, increased to 30.4% in 1998 from 29.7% in 1997. The increase is primarily due to product mix and incremental sales from the Howe acquisition which maintained a higher gross margin percentage than the Company's historical business. In addition, during the first half of 1998, the Company consolidated the Belding, Michigan and Anaheim, California facilities into the City of Industry, California facility to benefit from economies of scale and further reduce its fixed overhead costs. During the fourth quarter of 1998, the Company began to exit the hotel casegoods market which began to have a favorable impact on the gross margin percentage during the quarter.
     The Company's gross margin decreased to $29.8 million in 1997 from $31.6 million in 1996, a 5.6% decrease primarily due to the special and nonrecurring items reported in 1997. Gross margin as a percentage of sales, excluding the special and nonrecurring items, was 29.7%, a decrease from 31.4% in 1996. The decrease was primarily due to costs associated with the development of new products manufactured at the Company's Tijuana, Mexico and Czech Republic plants. Demand for the Company's lodging product exceeded capacity of the Tijuana plant causing the Company to outsource certain product components at a higher cost.
The Company has since more than doubled the capacity of the Tijuana facility.
     Selling, general and administrative expenses were $29.5 million, $22.0 million and $20.5 million in 1998, 1997 and 1996, respectively.
The overall increase is principally related to the aforementioned acquisitions, higher level of business and increased sales and marketing programs including salaries, commissions, travel and literature. As a percentage of net sales, the expense rate was 20.6% in 1998, 19.5% in 1997 and 20.3% in 1996. The increase in the expense rate in 1998 is primarily due to the Howe acquisition which previously maintained a higher expense rate than the Company.
     The decrease in the expense rate in 1997 is primarily due to efficiencies of higher sales volume, the impact of cost reduction programs, and lower expenses under the Company's management bonus program.

Interest and Taxes
     Net interest expense was $619,000 in 1998, compared to net interest income of $139,000 in 1997 and $95,000 in 1996. The interest expense in 1998 was due to outstanding borrowings as a result of the Howe acquisition, while the increase in interest income during 1997 is due primarily to interest received on the proceeds from the sale of the William Hodges division in late 1997.
     Income tax expense was $3.7 million, $3.0 million and $4.3 million in 1998, 1997 and 1996, respectively. The effective income tax rate was 36.8% in 1998, and 38.0% in 1997 and 1996.

Net Earnings
     1998 net earnings from continuing operations increased to $6.4 million, or $.68 per share, from $4.9 million, or $.50 per share in 1997, an increase in earnings and earnings per share of 28.9% and 36.0%, respectively. In 1998, net earnings were $6.4 million, compared to $12.6 million in 1997, a decrease of 49.7%. Net earnings per share was $.68 in 1998, compared with $1.28 in 1997, a 46.9% decrease. The decrease was primarily due to the gain recognized from the sale of the William Hodges division in 1997.

     Excluding the special and nonrecurring items reported in both 1998 and 1997, net earnings from continuing operations were $8.6 million, or $.92 per share, compared to $7.2 million, or $.73 per share, in 1997; an increase in earnings of 18.8% and an increase in earnings per share of 26.0%
     Net earnings totaled $12.6 million in 1997, compared to $8.4 million in 1996, an increase of 49.8%. Earnings per share reached $1.28 in 1997, compared with $.86 in 1996, a 48.8% increase. The increase is due primarily to an after-tax gain on the sale of the William Hodges division of $6.8 million, or $.69 per share, offset partially by an after-tax charge of $2.3 million, or $.23 per share, for costs associated with the strategic initiatives undertaken in 1997. Excluding the one-time gain on the sale and the restructuring charge for the strategic initiatives, 1997 net earnings were $7.2 million, or $.73 per share, compared to $7.0 million, or $.71 per share, in 1996; increases of 3.1% and 1.4%, respectively.

Liquidity and Capital Resources
     The Company's working capital at October 31, 1998, was $35.8 million and its ratio of current assets to current liabilities was 2.8 to 1.0. Cash provided by operating activities was $0.6 million in 1998 and $3.4 million in 1997. Cash generated from operations in 1998 decreased primarily due to increased payments for accounts payable and accrued liabilities.
     Cash used by investing activities in 1998 was $17.4 million while 1997 investing activities generated $13.9 million. The change is primarily due to the Howe acquisition ($16.0 million) in 1998 and the sale of the William Hodges Division ($17.7 million) in 1997. The Company invested $6.6 million in 1998 and $3.8 million in 1997 in capital additions primarily to increase manufacturing capacities and to improve operating efficiencies, as well as normal recurring capital replacements. The Company's capital budget for 1999 is approximately $4.0 million, which will be used primarily to acquire new equipment.
     Cash provided by financing activities was $5.7 million in 1998, and in 1997, cash used in financing activities was $6.7 million. The increase in 1998 is due primarily to borrowings under a new loan agreement. During 1998 and 1997, the Company acquired 567,000 and 500,000, shares of its common stock respectively, at a total cost of $7.5 million and $7.2 million, respectively. The Company is authorized to purchase up to 289,000 additional shares of its common stock under the stock repurchase plan approved by the Board of Directors.
     The Company has a $20.0 million unsecured revolving line of credit agreement with a commercial bank. The revolving line of credit bears annual interest at the Company's option, at the Prime Rate, Federal Funds Rate or LIBOR adjusted for a spread based upon the Company's leverage ratio, and expires on April 22, 2000. As of October 31, 1998, the outstanding balance under the revolving line of credit was $16.9 million.
     The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.
     Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to increase prices to offset increases in the cost of manufacturing its products, and management presently believes that the Company will continue to be able to do so.

Recently Issued Accounting Standards
     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting guidance for the capitalization of certain internal-use software costs once certain criteria are met. This accounting standard will be effective for the Company beginning November 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the Company.
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the Consolidated Balance Sheets at fair value and establishes criteria for hedges of changes in the fair value of assets, liabilities or firm commitments, hedges of variable cash flows of forecasted transactions, and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the Consolidated Statement of Earnings. This statement will be effective for the Company beginning November 1, 2000. The adoption of SFAS No. 133 is not expected to have a material impact on the Company.

The Year 2000 Issue
     The year 2000 (Y2K) issue refers to the inability of a date-sensitive computer program to recognize a two-digit date field designated "00" as the year 2000. Mistaking "00" for 1900 could result in a system failure or miscalculations causing disruptions to operations, including manufacturing, a temporary inability to process transactions, send invoices or engage in other normal business activities. This is a significant issue for most, if not all companies, with far reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.
     During 1998, the Company began the process of addressing its Y2K issues. The process includes six steps: 1) plan, 2) inventory, 3) assess, 4) remediate, 5) test, and 6) develop contingency plans. The planning phase was completed during 1998 and resulted in the Y2K issues being managed around four functional areas. The functional areas that were identified are business applications, supply chain, information technology (IT) technical infrastructure and customer issues.

     The Company inventoried and assessed its business applications during 1998. At that time, the company determined that its current main application software, Computer Associates PRMS package, was not Y2K compliant. A Y2K compliant software upgrade version is available and in-house. Based upon the complexity, number of modifications and custom programming, the installation of the upgrade is a major project. The total number of hours required to implement and test the upgrade is estimated to be approximately 4,000 man hours and will take five to six months to complete.

     The Company has identified those companies in the supply chain which provide materials, products or services that are critical to the Company's operations. Critical suppliers' Y2K issues are being assessed through the use of questionnaires and other inquiries.
     The IT technical infrastructure area is primarily comprised of desktop computer workstations and software, computer networking infrastructure, host server systems and telecommunication systems. The inventory and assessment of known long lead-time items has been completed. Major projects are identified and are scheduled for completion during 1999. An exhaustive and comprehensive follow-up investigation of this area is underway to assure no critical components have been overlooked.
     The Company has been working with customers to address their Y2K concerns regarding the Company's ability to operate. Any plans to address the ability of our significant customers to accept our products after December 31, 1999, will be determined as contingency plans are developed.
     The Company intends to perform integrated Y2K testing of critical systems in all functional areas during the second quarter of 1999. Given the nature of the Company's' manufacturing and other operations, full-scale integrated testing may not be practical in some areas and, therefore, may be limited in scope to avoid significant disruption of the Company's operations. Statements of compliance from vendors and other compliance evidence are expected to mitigate the risk of not performing integrated testing in those areas.
     The development of contingency arrangements for all functional areas is early in the planning stage. Plans will include procedures that attempt to minimize the impact of any unremediated and unresolved Y2K issues on the Company's operations and financial position. Initial plans are expected to be complete by mid-1999 and will continue to be refined as developments warrant.
     To date, the Company has incurred approximately $100,000 in costs related to Y2K work. Additional costs to evaluate and remediate the remaining issues are currently estimated to be in the range of $100,000- $500,000 and will be expensed as incurred during 1999.
     Based on the status of the Company's work to address its Y2K issues, management does not expect the Y2K issue to pose significant operational problems for the Company. However, if the software upgrade is delayed or the remediation of other issues is not completed timely, Y2K could have a material adverse effect on the Company, depending on the nature and extent of any remaining non-compliance. Furthermore, if the Company's customers and suppliers fail to rectify their Y2K issues in their own systems the resultant effect on the Company may be material. Management anticipates that the most reasonably likely worst-case scenario would involve a temporary shutdown of certain operations. Through the development of contingency plans, the company expects to mitigate the effect that any such temporary shutdowns would have on the Company or third parties.
     The estimated costs and date of completion of Y2K remediation are based on management's best estimates, which were derived from numerous assumptions about future events. These assumptions include the availability of certain resources, third-party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to identify and correct all relevant computer codes, and the cost and availability of replacements for devices with embedded chips.

European Monetary Union
     On January 1, 1999, eleven member countries of the European Union adopted the Euro as their common legal currency. Effective that date, conversion rates between the existing sovereign currency (legacy currency) of each of these participating countries and the Euro will be irrevocably fixed, and the Euro will be available for non-cash transactions. The legacy currencies of these countries will remain legal tender during a transition period from January 1, 1999 to January 1, 2002. During this transition period, parties may pay for goods and services using either the Euro or the relevant legacy currency. Currency conversion will be performed using a method whereby one legacy currency is converted to the Euro and then to the second legacy currency. The conversion to the Euro will be completed in July 2002 when the legacy currencies of the participating member countries cease to be legal tender.
     While the conversion to the Euro is expected to increase cross-border price transparency, and therefore stimulate cross-border competition within the single currency zone created by the participating countries, the effect on the price of raw materials that the Company purchases is expected to generally offset the effect on the finished products it sells. In addition, the conversion to the Euro is expected to have the positive effect of eliminating currency risk in cross-border sales.
     The Company has a team in place to identify issues arising from the implementation of the Euro, plan for the changeover, and communicate with customers, suppliers, and employees. Information systems will be updated to allow the method of currency conversion to the requisite number of decimal places in a timely fashion. If the updates are not ready, currency conversion will be accomplished manually or through outsourcing until the updates are installed. The cost of the technological updates or any interim measures is not expected to be material.

     For the reasons stated above, management does not expect the introduction of the Euro to have a material effect on the Company's business, financial condition, or results of operations. If cross-border price transparency causes the markets from which the Company purchases raw materials or to which it sells finished products to behave differently than management expects, the introduction of the Euro could have a material effect on the Company.

Consolidated Statements of Earnings
For the Years Ended October 31, 1998, November 1, 1997, and November 2, 1996

--------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                             1998                1997                1996
 ..............................................................................................................

Net sales                                                     $143,426            $113,010            $100,702
Cost of sales, including nonrecurring items                    103,067              79,507              69,125
Special and nonrecurring items                                     271               3,700                  --
 ..............................................................................................................
Gross margin                                                    40,088              29,803              31,577
Selling, general and administrative expenses                    29,482              22,044              20,469
 ..............................................................................................................
Operating profit                                                10,606               7,759              11,108
Interest income (expense), net; including interest income of
   $264, $228 and $263, respectively                              (619)                139                  95
Minority interest in consolidated subsidiary                        64                  47                  89
 ..............................................................................................................
Earnings from continuing operations before income taxes         10,051               7,945              11,292
Income tax expense                                               3,701               3,019               4,291
 ..............................................................................................................
Net earnings from continuing operations                          6,350               4,926               7,001
Discontinued operations, net of tax                                 --                 938               1,432
Gain on sale of discontinued operations, net of tax                 --               6,770                  --
 ..............................................................................................................
Net earnings                                                  $  6,350            $ 12,634            $  8,433
--------------------------------------------------------------------------------------------------------------

Earnings per share - Basic:
Continuing operations                                         $    .69            $    .51            $    .73
Discontinued operations                                             --                 .10                 .15
Gain on sale of discontinued operations                             --                 .70                  --
 ..............................................................................................................
Net earnings per share                                        $    .69            $   1.31            $    .88
--------------------------------------------------------------------------------------------------------------

Earnings per share - Diluted:
Continuing operations                                         $    .68            $    .50            $    .71
Discontinued operations                                             --                 .09                 .15
Gain on sale of discontinued operations                             --                 .69                  --
 ..............................................................................................................
Net earnings per share                                        $    .68            $   1.28            $    .86
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
October 31, 1998, and November 1, 1997

------------------------------------------------------------------------------------------
(In thousands, except per share data)                             1998                1997
 ..........................................................................................
Assets

Current assets:
  Cash and cash equivalents                                   $  5,186             $16,294
  Accounts receivable, less allowances of $672 and
   $337, respectively                                           22,683              18,625
  Inventories, net                                              24,877              22,687
  Prepayments and other current assets                           3,081               3,732
  ........................................................................................
    Total current assets                                        55,827              61,338
    ......................................................................................
Property, plant and equipment:
  Land                                                           2,116               2,731
  Buildings and improvements                                    11,395              12,347
  Machinery and equipment                                       32,154              26,360
  ........................................................................................
                                                                45,665              41,438
  Less accumulated depreciation                                 18,167              16,227
  ........................................................................................
    Net property, plant and equipment                           27,498              25,211
    ......................................................................................
Other assets, net of accumulated amortization:
  Goodwill                                                      23,243               9,454
  Other                                                          5,406               3,354
  ........................................................................................
    Total other assets                                          28,649              12,808
    ......................................................................................
Total Assets                                                  $111,974             $99,357
------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                            $ 11,695             $10,458
  Accrued liabilities                                            6,769              10,716
  Current maturities of long-term debt                           1,607               1,473
  ........................................................................................
    Total current liabilities                                   20,071              22,647
    ......................................................................................
Long-term obligations:
  Long-term debt                                                17,208                 321
  Pension liability                                                 --                  96
  Deferred income taxes                                            876               2,155
  Minority interest in consolidated subsidiary                     810                 874
  Other                                                          1,063                  --
  ........................................................................................
    Total liabilities                                           40,028              26,093
    ......................................................................................
Stockholders' equity:
  Common stock, $.02 par value: authorized 20,000,000 shares;
   issued 9,915,117                                                198                 198
  Additional paid-in capital                                    47,376              47,376
  Treasury stock, at cost (992,777 and 477,512 shares,
   respectively)                                               (13,557)             (6,855)
  Cumulative translation adjustments                               (19)               (727)
  Retained earnings                                             37,948              33,272
  ........................................................................................
    Total stockholders' equity                                  71,946              73,264
    ......................................................................................
Total Liabilities and Stockholders' Equity                    $111,974             $99,357
------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
For the Years Ended October 31, 1998, November 1, 1997, and November 2, 1996
-----------------------------------------------------------------------------------------------------------------
(In thousands)                                   Additional                  Cumulative                Total
                                     Common       Paid-in     Treasury      Translation   Retained  Stockholders'
                                      Stock       Capital       Stock       Adjustments   Earnings     Equity
 .................................................................................................................
Balance, October 28, 1995             $191        $42,761     $   (135)       $   182     $15,308      $58,307
 Net earnings                           --             --           --             --       8,433        8,433
 Cash dividends                         --             --           --             --        (958)        (958)
 Issuance of stock to Employee
   Stock Purchase Plan                  --            195          533             --          --          728
 Exercise of employee incentive
   stock options                         2            355          864             --        (553)         668
 Compensation expense under
   non-qualified stock options          --              7           --             --          --            7
 Tax benefit of stock options           --            647           --             --          --          647
 Translation adjustments                --             --           --             92          --           92
 Cancellation of restricted stock       --            (19)          --             --          19           --
 Amortization of restricted stock       --             --           --             --          24           24
 Treasury stock purchases               --             --       (2,791)            --          --       (2,791)
 Issuance of stock for acquisition       5          3,314           --             --          --        3,319
-----------------------------------------------------------------------------------------------------------------
Balance, November 2, 1996             $198        $47,260     $ (1,529)       $   274     $22,273      $68,476
 Net earnings                           --             --           --             --      12,634       12,634
 Cash dividends                         --             --           --             --      (1,348)      (1,348)
 Issuance of stock to Employee
   Stock Purchase Plan                  --              8          893             --          --          901
 Exercise of employee incentive
   stock options                        --             --          624             --        (314)         310
 Tax benefit of stock options           --            103           --             --          --          103
 Translation adjustments                --             --           --         (1,001)         --       (1,001)
 Amortization of restricted stock       --             --           --             --          27           27
 Treasury stock purchases               --             --       (7,202)            --          --       (7,202)
 Issuance of stock for acquisition      --              5          359             --          --          364
-----------------------------------------------------------------------------------------------------------------
Balance, November 1, 1997             $198        $47,376     $ (6,855)       $  (727)    $33,272      $73,264
 Net earnings                           --             --           --             --       6,350        6,350
 Cash dividends                         --             --           --             --      (1,457)      (1,457)
 Issuance of stock to Employee
   Stock Purchase Plan                  --             --           31             --          --           31
 Exercise of employee incentive
   stock options                        --             --          323             --        (217)         106
 Translation adjustments                --             --           --            708          --          708
 Treasury stock purchases               --             --       (7,473)            --          --       (7,473)
 Issuance of stock for acquisition      --             --          417             --          --          417
-----------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998             $198        $47,376     $(13,557)       $   (19)    $37,948      $71,946
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
For the Years Ended October 31, 1998, November 1, 1997, and November 2, 1996
-------------------------------------------------------------------------------------------------
(In thousands)                                                   1998           1997        1996
 .................................................................................................
Cash flows from operating activities:
Net earnings                                                  $  6,350        $12,634     $ 8,433
 Adjustments to reconcile net earnings to cash
   provided by operating activities:
   Gain on sale of discontinued operations                          --         (6,770)         --
   Earnings from discontinued operations                            --           (938)     (1,432)
   Depreciation and amortization                                 3,753          4,230       3,816
   Special and nonrecurring items, net                           3,521             --          --
   Translation adjustments during year                             708         (1,001)         92
   Tax benefit of stock option exercises                            --            103         647
   Compensation expense under stock and option plans                --             27          31
   Deferred income tax provision                                 1,768           (978)        819
   Minority interest in consolidated subsidiary                    (64)           (47)        (89)
   Change in assets and liabilities:
     Accounts receivable, net                                     (595)        (3,346)      1,472
     Inventories                                                (4,695)        (3,055)     (3,941)
     Prepayments and other current assets                          587           (438)       (464)
     Other assets, net                                          (2,490)          (944)     (1,443)
     Accounts payable                                           (1,845)         3,264        (172)
     Accrued liabilities                                        (6,215)           763      (1,203)
     Other liabilities                                            (156)            --          --
     ............................................................................................
     Cash provided by continuing operations                        627          3,504       6,566
     Cash provided by (used in) discontinued operations             --            (99)        867
     ............................................................................................
     Cash provided by operating activities                         627          3,405       7,433
     --------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Additions to property, plant and equipment, net              (6,594)        (3,807)     (4,449)
   Proceeds from sale of discontinued operations                    --         17,711          --
   Net proceeds from sale of building                            5,170             --          --
   Cost of businesses acquired (including working capital at
    acquisition of $564 in 1998 and $165 in 1996)              (15,962)            --      (1,189)
     ............................................................................................
     Cash provided by (used in) investing activities           (17,386)        13,904      (5,638)
     --------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Common stock issuances                                          137          1,575       1,396
   Treasury stock purchases                                     (7,473)        (7,202)     (2,791)
   Cash dividends                                               (1,457)        (1,348)       (958)
   Additions to (repayment of) long-term debt, net              14,777            389        (634)
   Change in pension liability                                    (333)          (143)        (64)
     ............................................................................................
     Cash provided by (used in) financing activities             5,651         (6,729)     (3,051)
     --------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents               (11,108)        10,580      (1,256)
Cash and cash equivalents - beginning of period                 16,294          5,714       6,970
 .................................................................................................
Cash and cash equivalents - end of period                     $  5,186        $16,294     $ 5,714
-------------------------------------------------------------------------------------------------
Supplemental cash flow information:
   Cash paid for interest                                     $    728        $    91     $   121
   ..............................................................................................
   Cash paid for taxes                                        $  5,329        $ 4,841     $ 3,809
-------------------------------------------------------------------------------------------------

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

Fiscal Year
     The Company's fiscal year ends on the Saturday closest to October
31. Fiscal years 1998 and 1997 ended October 31, 1998 and November 1, 1997, respectively, and included 52 weeks. Fiscal year 1996 ended on November 2, 1996, and included 53 weeks. References to years relate to fiscal years rather than calendar years.

Nature of Business
     The principal products manufactured and sold by the Company are pedestal table bases, table tops, metal and wood chairs, booths, millwork and casegoods. The Company's sales are primarily to the food service, contract furniture, hospitality, government and healthcare markets. The Company considers its operations a single industry segment.
     The Company operates factories in Mexico through wholly-owned subsidiaries which produce all of its table base casting requirements and wood chair frames and casegood products for the hospitality industry. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon, a.s., which manufactures and sells chair frames and fully finished wood chairs throughout Europe and in North America. In addition, the Company operates Howe Europe a/s, in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract/office market. Sales from foreign operations and export sales from domestic facilities were $13.6 million, $9.3 million and $10.9 million in 1998, 1997 and 1996, respectively.

Cash and Cash Equivalents
     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

Inventories
     Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.
     Inventories at October 31, 1998, and November 1, 1997, consist of the following:

------------------------------------------------------------------------
(In thousands)                                      1998           1997
 ........................................................................
Raw materials                                    $18,174        $17,579
Work in process                                    5,288          4,320
Finished goods, net                                1,415            788
 ........................................................................
                                                 $24,877        $22,687
------------------------------------------------------------------------

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

Long-lived Assets
     Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company has assessed the recoverability of long-lived assets, including intangible assets, and has determined that no impairment loss need be recognized for applicable assets of continuing operations.

Other Assets
     Other assets consist of the following at October 31, 1998, and November 1, 1997:

------------------------------------------------------------------------
(In thousands)                                      1998           1997
 ........................................................................
Goodwill, net of accumulated amortization
of $2,285 and $1,481                             $23,243        $ 9,454

Deferred catalog costs, net of accumulated
amortization of $965 and $318                      2,241          1,226

Other, net of accumulated amortization
of $1,127 and $544                                 3,165          2,128
 ........................................................................
                                                 $28,649        $12,808
------------------------------------------------------------------------

     Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over thirty to forty years. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately three years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over two to five years.

Pension Plan
     The Company has a noncontributory defined benefit pension plan covering certain hourly and substantially all domestic salaried personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations.
     The Company also has a noncontributory defined benefit pension plan which covered certain employees of Howe Furniture Corporation. Benefits under this plan were curtailed January 1, 1993.

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

Foreign Currency Translation
     The Financial Statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52. The functional currency for Falcon Mimon, a.s. and Howe Europe a/s has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included as a separate component of stockholders' equity.
     For the Company's Mexican subsidiaries, inventory, prepayments and property are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates. Revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustment is included in selling, general and administrative expenses.
     The net foreign currency translation and transaction losses included in earnings for 1998, 1997 and 1996, were $737, $304 and $235 thousand, respectively.

Interest Rate Hedge Agreement
     The Company manages fluctuations in interest rates on borrowings under its revolving credit facility by using an interest rate swap agreement. The interest rate swap agreement is accounted for as a hedge of a debt obligation, and accordingly, the net settlement amount is recorded as an adjustment to interest expense in the period incurred.
     The Company's interest rate swap agreement requires the Company to pay a fixed rate and receive a floating rate thereby creating fixed rate debt. The Company's participation in interest rate hedging transactions involves instruments that have a close correlation with its debt, thereby managing risk. The interest rate swap agreement has been designed for hedging purposes and is not held or issued for speculative purposes.

Earnings Per Share
     In 1998, the Company adopted SFAS No. 128, "Earnings Per Share." All per share amounts have been calculated in accordance with SFAS No. 128 using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive. All per share data has been retroactively restated in accordance with SFAS No. 128.

Note 2 - Business Acquisitions
     In March 1998, the Company acquired the stock of Howe Furniture Corporation and its subsidiaries ("Howe") for $16.6 million, and assumed $2.2 million of outstanding long-term debt of Howe. Howe specializes in the design, engineering and marketing of tables for the contract office and hospitality markets. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. The excess of the purchase price over amounts assigned to net tangible assets ($13.9 million) was recorded as goodwill.
     In October 1996, the Company acquired certain assets and assumed certain liabilities of The Chair Source for 241,400 newly issued shares of common stock valued at approximately $3.3 million, plus 75,000 shares of common stock to be issued through October 1999, subject to certain contingencies. The Chair Source manufactures wood and upholstered seating and distributes them primarily to the hospitality, lodging and food service markets. The company used the purchase method of accounting to account for this acquisition and recorded goodwill of approximately $2.9 million relating to this acquisition.
     In February 1996, the Company acquired substantially all of the assets and assumed certain liabilities of a manufacturing facility located in Tijuana, Mexico. This facility specializes in manufacturing upscale wood and upholstered seating for the lodging and hospitality markets. The total purchase price for this facility was approximately $500 thousand and was funded by the Company with its available cash reserves. The company used the purchase method of accounting to account for this acquisition and recorded goodwill of approximately $421 thousand relating to this acquisition.

Note 3 - Special and Nonrecurring Items
     During 1998, the Company recorded a pre-tax charge of $4.7 million, $2.9 million after-tax, related to management's decision to discontinue and dispose of the Company's hotel casegoods line of business. The charge entails the writedown of assets, including goodwill, inventories and equipment, associated with the product line located in the Tijuana, Mexico facility. Of the total charge, cost of sales includes a $3.3 million charge to write-down the carrying value of inventory. The remaining components of the charge have been reported in special and nonrecurring items in the Consolidated Statement of Earnings and are related to impairment charges and reserves for losses on disposal of certain assets and exit costs for lease termination.
     In 1998, the Company also recorded a $1.3 million pre-tax gain, $0.8 million after-tax, on the sale of the Company's corporate headquarters building during 1998, which is included in special and non-recurring items, in the accompanying Consolidated Statement of Earnings. The Company entered into a two year lease agreement to lease back a portion of the premises, and accordingly, the portion of the total $2.5 million gain representing the present value of the operating lease payments, approximately $1.2 million, was deferred and is included in other liabilities on the accompanying Consolidated Balance Sheet as of October 31, 1998. The deferred gain will be credited to income as a reduction to rent expenses over the term of the lease.
     During the fourth quarter of 1998, the Company recorded an additional pre-tax charge of $0.2 million, $0.1 million after-tax, related to the consolidation of the Company's manufacturing facilities that was announced in 1997.
     During 1997, the Company recorded a pre-tax charge of $3.7 million, $2.3 million after-tax, for special and nonrecurring items. The charges are a result of the consolidation of the Company's manufacturing operations at its Anaheim, California and Belding, Michigan facilities into its City of Industry, California facility and the elimination of several duplicative and nonperforming wood seating product lines. These pre-tax charges are recorded as a separate line in the Consolidated Statements of Earnings and included $3.0 million for costs associated with asset write-downs and dispositions and $0.7 million for exit costs of leased facilities and employee severance and termination costs.

Note 4 - Discontinued Operations
     On September 8, 1997, the Company completed the sale of its William Hodges division (the Hodges Division) to Leggett & Platt, Incorporated for approximately $17.7 million. The Hodges Division manufactures wire shelving and kitchen equipment. The sale resulted in a gain of approximately $6.8 million, net of applicable income taxes of $3.8 million.
     The results of the Hodges Division for 1997 through the date of the sale (approximately 10.5 months) and for fiscal year 1996 are classified as discontinued operations in the accompanying consolidated financial statements. Earnings from the discontinued Hodges Division were $938 thousand in 1997 and $1,432 thousand in 1996, net of applicable income taxes of $575 thousand and $877 thousand, respectively. Net revenues from the Hodges Division in 1997 through the date of the sale were $7.8 million. Hodges Division revenues in fiscal year 1996 were $10.3 million.

Note 5 - Rental Expense and Lease Commitments
     The Company leases certain manufacturing facilities and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2006.
     The future minimum rental commitments due under lease agreements are as follows at October 31, 1998:

------------------------------------------------------------------------
(In thousands)                          Capital                Operating
                                         Leases                 Leases
 ........................................................................
1999                                     $ 61                   $2,129
2000                                       61                    1,411
2001                                       61                    1,373
2002                                       61                      849
2003                                       61                      670
Later years                                61                    1,777
 ........................................................................
Total minimum lease payments              366                   $8,209
                                                                --------
Less-amount representing interest         (45)
 ..............................................
Present value of minimum
      lease payments                     $321
----------------------------------------------

     Total operating lease and rental expense was approximately $1,622, $1,463 and $953 thousand in 1998, 1997 and 1996, respectively.

Note 6 - Long Term Debt
     Long-term debt consists of the following at October 31, 1998, and November 1, 1997:

-------------------------------------------------------------------------
(In thousands)                                    1998              1997
 .........................................................................
Revolving line of credit expiring
April 22, 2000, interest at prime minus
2.0%                                           $16,935            $   --

Notes payable to a foreign bank, secured
by certain assets of Falcon Mimon, due
in varying monthly installments through
1999, interest at LIBOR + 2.5%                   1,559             1,301

Obligations under capital leases, due
in annual installments through
November 16, 2003, interest at 4.0%                321               368

Other                                               --               125
 .........................................................................
                                                18,815             1,794
Less current maturities                          1,607             1,473
 .........................................................................
                                               $17,208            $  321
-------------------------------------------------------------------------

     At October 31, 1998, the Company had letters of credit outstanding of approximately $409 thousand relating to insurance reserves and certain foreign purchases.
     In connection with the acquisition of Howe, the Company entered into an unsecured $20.0 million revolving line of credit expiring April 22, 2000. The rate of interest on borrowings under this agreement is, at the Company's option, the Prime Rate, Federal Funds Rate or LIBOR adjusted for a spread based upon the Company's leverage ratio. The variable interest rate was 6.4% at October 31, 1998.
     Under the loan agreements, the Company must comply with certain covenants including, but not limited to, the maintenance of specific ratios and net worth. The Company has complied with the terms of the loan agreements.
     The minimum annual maturities of long-term debt, including capital lease obligations, are: $1,607, $16,985, $52, $54 and $57 thousand in 1999 through 2003, respectively, and $60 thousand thereafter.
     The Company has entered into an interest rate swap agreement with a notional amount of $12.0 million. The notional amount of the interest rate swap does not represent amounts exchanged by the parties and thus, is not a measure of the Company's exposure through its use of the interest rate swap agreement. The amounts exchanged are determined by reference to the notional amount and other terms of the contract.
     Management believes that the seller of the interest rate swap agreement will be able to meet its obligation under the agreement. The Company has policies regarding the financial stability and credit standing of major counterparties. Non-performance by the counterparty is not anticipated nor would it have a material adverse effect on the results of operations or financial position of the Company.

Note 7 - Income Taxes
     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.
     The components of income tax expense are as follows:

----------------------------------------------------------------------------------------
(In thousands)                                 1998              1997              1996
 ........................................................................................
Current:
  Federal                                    $1,551            $3,587            $3,107
  State                                         207               410               365
  Foreign                                       175                --                --
Deferred                                      1,768              (978)              819
 ........................................................................................
                                             $3,701            $3,019            $4,291
----------------------------------------------------------------------------------------

     The following is a reconciliation between statutory federal income tax expense and actual income tax expense:

----------------------------------------------------------------------------------------
(In thousands)                                 1998              1997              1996
 ........................................................................................
Computed "expected"
 federal income tax expense                  $3,417            $2,701            $3,852
Increase (decrease) resulting from:
  State income taxes                            393               378               452
  Other, net                                   (109)              (60)              (13)
 ........................................................................................
                                             $3,701            $3,019            $4,291
----------------------------------------------------------------------------------------

     The significant components of deferred income tax assets and liabilities are as follows:

----------------------------------------------------------------------
(In thousands)                                 1998              1997
 ......................................................................
Deferred tax assets:
  Inventories                               $   434           $   648
  Reserves and accruals                         949             1,505
  Net operating loss carryforward               822                --
                                              2,205             2,153
Deferred tax liabilities:
  Depreciation and other property
   basis differences                         (1,153)           (1,558)
  Other                                        (158)             (597)
 ......................................................................
                                             (1,311)           (2,155)
 ......................................................................
Net deferred income tax asset (liability)   $   894           $    (2)
----------------------------------------------------------------------

     Net current deferred income tax assets are included in prepayments and other current assets in the accompanying Consolidated Balance Sheets. The Company's net operating loss carryforward of $2.2 million expires in 2013. The Company's income tax returns have been examined by the Internal Revenue Service for fiscal years through 1994.

Note 8 - Stock Option and Stock Purchase Plans
     The Company has an employee incentive stock option plan which allows the Company to grant key employees incentive and nonqualified stock options to purchase up to 1,100,000 shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than ten years from the date of grant.
     The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 1,650 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.
     The Non-Employee Director Stock Option Plan was amended in
December 1998 to increase the number of shares underlying the options granted from 1,650 to 2,000.
     The Company accounts for the option plans using APB Opinion No.
25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options.
     Pro forma net earnings and net earnings per common share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

----------------------------------------------------------------------------
                                         1998           1997           1996
 ............................................................................
Net earnings-pro forma                 $6,127        $12,446         $8,425
Net earnings per share-
  pro forma                              $.66          $1.26           $.86
Weighted-average fair value
  of options granted                    $6.64          $7.39          $6.54
----------------------------------------------------------------------------

     For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

----------------------------------------------------------------------------
                                         1998           1997           1996
 ............................................................................
Expected dividend yield                    1%            .7%            .6%
Expected stock price
  volatility                              30%            30%            30%
Risk-free interest rate                  5.8%           6.4%           5.8%
Expected life of option              10 years       10 years       10 years
----------------------------------------------------------------------------

     In 1998, the Company adopted an Employee Stock Purchase Plan.
Under the Employee Stock Purchase Plan, employees may contribute up to 10% of their gross income to purchase stock of the Company at 85% of the lesser of the fair market value on the grant date or the exercise date.
     During 1997, the Company had a Stock Purchase Plan under which eligible employees could elect to invest up to 10% of salary earned during each pay period and the Company contributed an amount equal to 40% of each participant's contributions. This plan was terminated at the end of fiscal 1997.

Stock option transactions under the plans for 1998, 1997, and 1996 are summarized below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                        1998                          1997                          1996
 ...................................................................................................................................
                                               Average         Number         Average        Number         Average        Number
                                                Price        of Shares         Price       of Shares         Price       of Shares
 ...................................................................................................................................
Options outstanding at beginning of year        $10.70        687,892          $9.35        575,925          $7.58        766,450
Options granted                                 $14.07        242,550         $14.49        168,900         $13.04         68,150
Options canceled                                $13.55         37,791         $13.16         12,754         $10.00         64,348
Options exercised                                $4.88         21,803          $7.01         44,179          $3.44        194,327
 ...................................................................................................................................
Options outstanding at end of year              $11.66        870,848         $10.70        687,892          $9.35        575,925
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                                    447,663                       311,847                       245,346
-----------------------------------------------------------------------------------------------------------------------------------


Stock options outstanding at October 31, 1998:

------------------------------------------------------------------------------------------------------------------------
                                            Options Outstanding                                Options Exercisable
                              ..........................................................................................
                                Number          Remaining         Weighted Average        Number       Weighted Average
Range of Exercise             of Options     Contractual Life      Exercise Price       of Options      Exercise Price
 ........................................................................................................................
$ 0.50 - $10.00                 355,488            4.6                 $ 9.07             314,733           $ 8.99
$10.00 - $13.00                 132,510            6.5                 $11.16              63,620           $10.96
$13.00 - $15.00                 382,850            8.7                 $14.23              69,310           $14.37
 ........................................................................................................................
                                870,848            6.7                 $11.66             447,663           $10.10
------------------------------------------------------------------------------------------------------------------------

Note 9 - Earnings Per Share
     As discussed in Note 1 herein, the Company adopted SFAS No. 128 in 1998. In accordance with SFAS No. 128, the following tables reconcile net earnings from continuing operations and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 1998, 1997 and 1996.

----------------------------------------------------------------------------------------------
(In thousands, except per share data)               Net              Shares          Per Share
                                                  Earnings                             Amount
----------------------------------------------------------------------------------------------
For the year ended October 31, 1998
  Net Earnings from Continuing
    Operations                                     $6,350                --                --
  ............................................................................................
  Basic Earnings Per Share
  Earnings available to common
    stockholders                                   $6,350             9,156             $0.69
  Assumed exercise of options
    (treasury method)                                  --               126                --
  ............................................................................................
  Diluted Earnings Per Share
  Earnings available to common
    stockholders                                   $6,350             9,282             $0.68
----------------------------------------------------------------------------------------------
For the year ended November 1, 1997
  Net Earnings from Continuing
    Operations                                     $4,926                --                --
  ............................................................................................
  Basic Earnings Per Share
  Earnings available to common
    stockholders                                   $4,926             9,665             $0.51
  Assumed exercise of options
    (treasury method)                                  --               211                --
  ............................................................................................
  Diluted Earnings Per Share
  Earnings available to common
    stockholders                                   $4,926             9,876             $0.50
----------------------------------------------------------------------------------------------
For the year ended November 2, 1996
  Net Earnings from Continuing
    Operations                                     $7,001                --                --
  ............................................................................................
  Basic Earnings Per Share
  Earnings available to common
    stockholders                                   $7,001             9,591             $0.73
  Assumed exercise of options
    (treasury method)                                  --               202                --
  ............................................................................................
  Diluted Earnings Per Share
  Earnings available to
    common stockholders                            $7,001             9,793             $0.71
----------------------------------------------------------------------------------------------

     Basic earnings per share was computed by dividing Earnings available to common stockholders by the weighted average shares of common stock outstanding during the year. Diluted Earnings available to common stockholders was determined assuming the options issued and outstanding were exercised as of the first day of the respective year of the grant date. Options to purchase 386,850 shares at a weighted average exercise price of $14.23 per share, 155,400 shares at a weighted average exercise price of $14.51 per share and 5,000 shares at a weighted average exercise price of $14.50 were outstanding during 1998, 1997 and 1996, respectively but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common stock. As a result of adoption of SFAS No. 128, the Company restated reported earnings per share for 1997 and 1996. This accounting change had no impact of previously reported per share data.

Note 10 - Pension Plans
     The Company has two noncontributory defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. In connection with the Howe acquisition, the Company acquired the curtailed pension plan of Howe, whose assets exceed the accumulated benefits. For the Company's non-curtailed plan, normal retirement age is 65, but provision is made for earlier retirement. Benefits are based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the plan consist entirely of an investment in a group annuity contract with an insurance company.

    The following actuarial assumptions were used in determining the Company's net periodic pension cost and projected benefit obligation:

----------------------------------------------------------------------------------------------
                                                     1998              1997              1996
 ..............................................................................................
Discount rate                                       7.25%             7.25%             7.25%
Rate of salary increase                             5.00%             5.00%             5.50%
Expected long-term rate
  of return on plan assets                          9.00%             9.00%             9.00%
----------------------------------------------------------------------------------------------

Net periodic pension cost of the plan, is as follows:

----------------------------------------------------------------------------------------------
(In thousands)                                       1998              1997              1996
 ..............................................................................................
Service cost - benefits earned
  during the period                               $   619             $ 473             $ 421
Interest cost on projected
  benefit obligation                                  369               279               257
Return on plan assets                                 704              (641)             (389)
Net total of other components                      (1,108)              345               137
 ...............................................................................................
Net periodic pension cost                         $   584             $ 456             $ 426
-----------------------------------------------------------------------------------------------

The funded status of the defined benefit pension plans is as follows:

-----------------------------------------------------------------------------------------------
(In thousands)                                        1998              1998             1997
 ...............................................................................................

                                                   Plan Whose        Plan Whose
                                                  Assets Exceed      Accumulated
                                                   Accumulated     Benefits Exceed
                                                    Benefits           Assets
 ................................................................................................
Vested benefit obligation                           $(1,059)          $(4,359)          $(3,643)
Non-vested benefits                                      --              (380)             (631)
 ................................................................................................
Accumulated benefit obligation                       (1,059)           (4,739)           (4,274)
Effect of projected future
  compensation levels                                  (114)             (611)             (467)
 ................................................................................................
Projected benefit obligation                         (1,173)           (5,350)           (4,741)
Plan assets at fair value                             1,438             4,447             4,018
 ................................................................................................
Plan assets greater (less) than
  projected benefit obligation                          265              (903)             (723)
Unrecognized net loss due
  to past experience
  different from assumptions                             89               676               130
Unrecognized prior service cost                          --               513               586
Unrecognized net asset                                   --               (49)              (89)
 ................................................................................................
Prepaid (accrued) pension cost                      $   354           $   237           $   (96)
------------------------------------------------------------------------------------------------

Note 11 - Transactions with Related Parties
     Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or receive commissions as sales representatives. During 1998, 1997 and 1996, the Company incurred expenses of approximately $222, $99 and $220 thousand, respectively, for such services.

Note 12 - Contingencies
     The Company is subject to various lawsuits and claims with respect to such matters as patents, product liabilities, government regulations, and other actions arising in the normal course of business. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company's financial condition and results of operations.


Note 13 - Quarterly Financial Information (Unaudited)

(In thousands except for share data)
--------------------------------------------------------------------------------------------------------------
1998                                              First            Second             Third            Fourth
 ..............................................................................................................
Net sales                                       $28,060           $33,651           $41,297           $40,418
 ..............................................................................................................
Special and nonrecurring items                       --                --               111               160
 ..............................................................................................................
Gross margin                                      8,134             9,525             9,113            13,316
 ..............................................................................................................
Net earnings                                      1,782             1,838               216             2,514
 ..............................................................................................................
Earnings per share - Diluted:
  ............................................................................................................
  Net earnings per share                           $.19              $.20              $.02              $.28
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
1997                                              First            Second             Third            Fourth
 ..............................................................................................................
Net sales                                       $26,733           $26,850           $28,570           $30,857
 ..............................................................................................................
Special and nonrecurring items                       --                --                --             3,700
 ..............................................................................................................
Gross margin                                      7,658             7,844             8,371             5,930
 ..............................................................................................................
Net earnings from continuing operations           1,688             1,580             1,653                 5
 ..............................................................................................................
Net earnings from discontinued operations           179               362               397                --
 ..............................................................................................................
Gain on sale of discontinued operations              --                --                --             6,770
 ..............................................................................................................
Net earnings                                      1,867             1,942             2,050             6,775
 ..............................................................................................................
Earnings per share - Diluted:
 ..............................................................................................................
  Continuing operations                            $.17              $.16              $.17              $ --
  ............................................................................................................
  Discontinued operations                           .02               .04               .04                --
  ............................................................................................................
  Gain on sale of discontinued operations            --                --                --               .69
  ............................................................................................................
  Net earnings per share                            .19               .20               .21               .69
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
1996                                              First            Second             Third            Fourth
 ..............................................................................................................
Net sales                                       $23,239           $23,266           $25,228           $28,969
 ..............................................................................................................
Gross margin                                      6,855             7,604             7,619             9,499
 ..............................................................................................................
Net earnings from continuing operations           1,459             1,730             1,699             2,113
 ..............................................................................................................
Net earnings from discontinued operations           164               397               346               525
 ..............................................................................................................
Net earnings                                      1,623             2,127             2,045             2,638
 ..............................................................................................................
Earnings per share - Diluted:
 .............................................................................................................
 Continuing operations                            $ .15              $.18              $.17              $.22
 .............................................................................................................
 Discontinued operations                            .02               .04               .04               .05
 .............................................................................................................
 Net earnings per share                             .17               .22               .21               .27
--------------------------------------------------------------------------------------------------------------

Report of Independent Public Accountants


To Falcon Products, Inc.:
     We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of October 31, 1998 and November 1, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of October 31, 1998 and November 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

St. Louis, Missouri
December 15, 1998

Selected Financial Data

----------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                1998           1997           1996         1995          1994        1993

Operating Data:
  Net sales                                         $143,426       $113,010       $100,702      $79,647       $67,957     $54,293
  Cost of sales, including nonrecurring items        103,067         79,507         69,125       52,883        45,318      37,073
  Special and nonrecurring items                         271          3,700             --           --            --          --
  Gross margin                                        40,088         29,803         31,577       26,764        22,639      17,220
  Selling, general and
    administrative expenses                           29,482         22,044         20,469       16,992        14,354      11,177
  Operating profit                                    10,606          7,759         11,108        9,772         8,285       6,043
  Interest income (expense), net                        (619)           139             95          141           145        (223)
  Minority interest                                       64             47             89          (44)            4          --
  Earnings from continuing
    operations before income taxes                    10,051          7,945         11,292        9,869         8,434       5,820
  Income tax expense                                   3,701          3,019          4,291        3,693         3,121       2,137
  Net earnings from continuing
    operations                                         6,350          4,926          7,001        6,176         5,313       3,683
  Discontinued operations, net of tax                     --            938          1,432        1,281           864         764
  Gain on sale of discontinued
    operations, net of tax                                --          6,770             --           --            --          --
  Net earnings                                      $  6,350       $ 12,634       $  8,433      $ 7,457       $ 6,177     $ 4,447
  --------------------------------------------------------------------------------------------------------------------------------

Earnings per share - Diluted: <F1>
  Continuing operations                             $    .68       $    .50       $    .71      $   .64       $   .55     $   .42
  Discontinued operations                                 --            .09            .15          .13           .09         .09
  Gain on sale of discontinued
    operations                                            --            .69             --           --            --          --
  Net earnings per share                            $    .68       $   1.28       $    .86      $   .77       $   .64     $   .50
  --------------------------------------------------------------------------------------------------------------------------------
  Cash dividends per share                          $    .16       $    .14       $    .10      $   .07       $   .04     $    --
  --------------------------------------------------------------------------------------------------------------------------------

Financial Position:
  Working capital                                   $ 35,756       $ 38,691       $ 34,531      $29,927       $25,658     $25,129
  Property, plant and equipment, net                  27,498         25,211         24,485       21,529        18,467      11,069
  Capital expenditures                                 6,594          3,807          4,449        4,969         4,608       1,506
  Total assets                                       111,974         99,357         84,388       74,884        64,905      53,228
  Long-term obligations                               18,815          3,446          3,490        3,424         3,550       1,648
  Stockholders' equity                                71,946         73,264         68,476       58,307        50,556      44,147
----------------------------------------------------------------------------------------------------------------------------------

<F1>Per share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50% stock dividend.

BOARD OF DIRECTORS

Franklin A. Jacobs<F*>
Chairman of the Board
and Chief Executive Officer
Falcon Products, Inc.

Raynor E. Baldwin<F+>
President
Woodsmiths, Inc.

Melvin F. Brown<F+>
Chairman Emeritus
Deutsche Financial Services

Donald P. Gallop<F*>
Chairman
Gallop, Johnson & Neuman, L.C.
Attorneys At Law

James L. Hoagland
Retired, Past President and
Chief Executive Officer
Graybar Electric Company, Inc.

S. Lee Kling<F*>
Chairman of the Board
Kling Rechter & Co., Inc.

Lee M. Liberman<F+>
Retired, Past Chairman of the Board
Laclede Gas Company

Darryl C. Rosser
President and Chief Operating Officer
Falcon Products, Inc.

James Schneider
Broker
International Monetary Market
Chicago Mercantile Exchange

[FN]
<F*> Member Executive Committee
<F+> Member Audit Committee

FORM 10-K
A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company at no charge.
Direct your requests to:

Corporate Secretary
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132

TRADING INFORMATION
Falcon Products, Inc., common stock is traded on the New York Stock Exchange, Symbol: FCP

CORPORATE OFFICERS

Franklin A. Jacobs
Chairman of the Board and Chief Executive Officer

Darryl C. Rosser
President and Chief Operating Officer

Stephen E. Cohen
Vice President, Sales and Marketing

John K. Cronin
Vice President, Contract

Michael J. Dreller
Vice President, Finance and Chief Financial Officer

Lynda Garrison
Vice President, Customer Support Services

Richard Hnatek
Senior Vice President, Sales

Michael J. Kula
Vice President, Corporate Technology
and Development

Charles A. Pineau
Vice President, Human Resources

Robert E. Rohlman
Vice President, Food Service

Jack Spidell
Vice President, Operations

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

CORPORATE COUNSEL
Gallop, Johnson & Neuman, L.C.
101 South Hanley Road
St. Louis, Missouri 63105

INDEPENDENT
PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101

ANNUAL MEETING
The Annual Meeting of Stockholders
will be held Wednesday, March 10, 1999,
at 4:00 p.m. in the Main Dining Room,
St. Louis Club, 16th Floor
7701 Forsyth Blvd.
Clayton, Missouri 63105

FACILITIES

Corporate Headquarters
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132
www.falconproducts.com

Howe Sales Office
12 Cambridge Drive
Trumbull, Connecticut 06611

Falcon de Juarez, S.A. de C.V.
APDO, Postal 2519 E.
CD Juarez, Chih., Mexico
U.S.A. - P.O. Box 12865

Falcon de Baja California, S.A. de C.V.
La Campina No. 19511
Colonia La Mesa
Tijuana, Mexico

Falcon Mimon, a.s.
Hvezdovska 644
471 24 Mimon
Czech Republic

Falcon Products (Shenzhen) Limited
Pin Hu Cun, Pin Hu Zheng
Shenzhen
The People's Republic of China
518111

Howe Europe a/s
Fabriksvej 15c Ruegle
5500 Middelfart, Denmark

Falcon/Belmont
22 Falcon Drive
Belmont, Mississippi 38827

Falcon/City of Industry
16040 Stephens Street
City of Industry, California 91745

Falcon/Lewisville
Hwy. 82 East
P.O. Box 70
Lewisville, Arkansas 71845

Falcon/Newport
810 West Highway 25/70
Newport, Tennessee 37821

Chicago Showrooms
10-161, 1169 and 1194 Merchandise Mart
Chicago, Illinois 60654