Form 10-K, Exhibit 13
period 1999-10-30
FALCON PRODUCTS INC /DE/
filed 2000-01-28
CIK 34339

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

Continuing Operations
During the last several years, the Company has made two significant acquisitions as part of its long-term strategic plan to consolidate its industry and to create the single premier supplier to the commercial contract furniture market. In 1999, the Company acquired Shelby Williams Industries, Inc. (Shelby Williams), a leading manufacturer of contract seating primarily for the hospitality market. The acquisition positioned the Company as the industry leader. In 1998, the Company acquired Howe Furniture Corporation (Howe). Howe specializes in the design, engineering and marketing of tables for the contract and hospitality markets.

The following table sets forth, for the periods presented, certain information relating to the continuing operations of the Company, expressed as a percentage of net sales:

Operating Results as a Percentage of Sales                 October 30, 1999        October 31, 1998     November 1, 1997
========================================================================================================================
Net sales                                                             100.0%                  100.0%               100.0%
------------------------------------------------------------------------------------------------------------------------
Cost of sales, including nonrecurring items                            73.7                    71.8                 70.3
------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items                                          4.7                     0.2                  3.3
------------------------------------------------------------------------------------------------------------------------
Gross margin                                                           21.6                    28.0                 26.4
------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                           17.7                    20.6                 19.5
------------------------------------------------------------------------------------------------------------------------
Operating profit                                                        3.9                     7.4                  6.9
------------------------------------------------------------------------------------------------------------------------
Interest expense (income), net                                          3.2                      .4                 (0.1)
------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiary                             --                      --                   --
------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                 0.7                     7.0                  7.0
------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                      0.4                     2.6                  2.6
------------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                                 0.3                     4.4                  4.4
========================================================================================================================
Supplemental Information - Before Special and Nonrecurring Items
------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                         27.9%                   30.4%                29.7%
------------------------------------------------------------------------------------------------------------------------
  Operating profit                                                     10.2                     9.8                 10.1
------------------------------------------------------------------------------------------------------------------------
  Earnings from continuing operations before income taxes               6.9                     9.5                 10.2
------------------------------------------------------------------------------------------------------------------------
  Net earnings from continuing operations                               4.2                     6.0                  6.4
========================================================================================================================

Net Sales
In 1999, net sales from continuing operations were $222.5 million, an increase of 55.1% over 1998 net sales of $143.4 million. The sales increase over the prior year primarily is the result of the Shelby Williams acquisition and increased sales to the national accounts and contract office markets. Management believes that the addition of the Shelby Williams sales force and customer relationships will be excellent assets for the Company.
     Net sales from continuing operations in 1998 were $143.4 million, an increase of 26.9% over 1997 net sales of $113.0 million. The sales increase over the prior year primarily resulted from the Howe acquisition and increased sales to the hospitality market.

Costs and Expenses
The Company's reported operating results for fiscal years 1999, 1998 and 1997 included special and nonrecurring items associated with various strategic initiatives the Company has undertaken. Those items make direct comparisons of the reported results difficult.
     During 1999, in conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14.0 million, $8.7 million after taxes or $0.97 per share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to closing certain manufacturing facilities and transferring production from the closed facilities into the Company's existing facilities.

This one-time charge includes costs associated with asset write-downs and dispositions, real estate exit costs, employee severance, and other related costs associated with exiting the closed facilities. Cost of sales includes a $3.5 million charge to write down the carrying value of inventory with the remaining components of the charge being reported in the Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings.
     During 1998, the Company recorded a $4.7 million pre-tax charge, $2.9 million after-tax or $.32 per share, related to management's decision to discontinue the Company's hotel casegoods line of business. The charge entailed the writedown of assets, including inventories, equipment and goodwill, associated with the product line located in the Tijuana, Mexico, facility. Cost of sales includes a $3.3 million pre-tax charge to write down the carrying value of inventory. The remaining components of the charge have been reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings.
     Also during 1998, the Company recorded a $1.3 million pre-tax gain, $0.8 million after-tax or $.09 per share, on the sale of the Company's corporate headquarters building. The gain has been reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings.
     During the fourth quarter of 1998, the Company recorded an additional pre-tax charge of $0.2 million, $0.1 million after-tax or $.01 per share, related to the consolidation of the Company's manufacturing facilities that was announced in 1997. These charges are reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings.
     During 1997, the Company recorded a pre-tax charge of $3.7 million, $2.3 million after-tax or $.23 per share, for charges associated with the announced consolidation of the Company's manufacturing operations at its Anaheim, California, and Belding, Michigan, facilities into its City of Industry, California, facility and the elimination of several duplicative and nonperforming wood seating product lines. These charges are reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings.
     During 1999, the Company's gross margin increased to $48.0 million, or 19.7% over 1998's gross margin of $40.1 million, primarily due to increased sales volume. Gross margin as a percent of sales, excluding the special and nonrecurring items decreased to 27.9% in 1999 from 30.4% in 1998. The decrease was primarily attributed to the addition of the Shelby Williams' business, as Shelby Williams' historic gross margins were lower than the Company's historic gross margins. Also, combining the business resulted in excess manufacturing capacity, and as a result, the Company decided to close its Lewisville, Arkansas, City of Industry, California, and the Tijuana, Mexico, facilities. These closings negatively impacted the gross margin percentage for the year, although the Company expects significant future benefits from these closings.
     In 1998, the Company's gross margin increased to $40.1 million from $29.8 million in 1997, a 34.5% increase which was primarily due to increased sales volume. Gross margin as a percent of sales, excluding the special and nonrecurring items, increased to 30.4% in 1998 from 29.7% in 1997. The increase is primarily due to product mix and incremental sales from the Howe acquisition which maintained a higher gross margin percentage than the Company's historical business. In addition, during the first half of 1998, the Company consolidated the Belding, Michigan, and Anaheim, California, facilities into the City of Industry, California, facility to benefit from economies of scale and further reduce its fixed overhead costs. During the fourth quarter of 1998, the Company began to exit the hotel casegoods market which began to have a favorable impact on the gross margin percentage during the quarter.
     Selling, general and administrative expenses were $39.3 million, $29.5 million and $22.0 million in 1999, 1998 and 1997, respectively. The overall increase is principally related to the aforementioned acquisitions, higher level of business and increased sales and marketing programs including salaries, commissions, travel and literature. As a percentage of net sales, the expense rate was 17.7% in 1999, 20.6% in 1998 and 19.5% in 1997. The decrease in the expense rate in 1999 is primarily due to the Shelby Williams acquisition which previously maintained a lower expense rate than the Company and cost savings resulting from the elimination of duplicative selling and administrative expenses from combining the two businesses.
     The increase in the expense rate in 1998 compared with 1997 was primarily due to the Howe acquisition which previously maintained a higher expense rate than the Company.

Interest and Taxes
Net interest expense was $7.3 million in 1999, compared with $0.6 million in 1998 and interest income of $0.1 million in 1997. The increased interest expense in 1999 was due to outstanding borrowings as a result of the Shelby Williams acquisition, the interest expense in 1998 was due to the Howe acquisition. The interest income during 1997 was due primarily to interest received on the proceeds from the sale of the William Hodges division in late 1997.
     Income tax expense was $0.9 million, $3.7 million and $3.0 million in 1999, 1998 and 1997, respectively. The effective

Management's Discussion and Analysis of Financial Condition and Results of Operations

income tax rate was 59.9% in 1999, 36.8% in 1998, and 38.0% in 1997. The
higher effective tax rate in 1999 is due to nondeductible goodwill charges representing a greater percentage of pre-tax earnings.

Net Earnings
Net earnings from operations decreased to $0.6 million, or $0.07 per share, in 1999 from $6.4 million, or $0.68 per share, in 1998. The decrease is due to the special and nonrecurring charge in 1999 related to the integration of the Shelby Williams business. Excluding special and nonrecurring items, net earnings were $9.3 million, or $1.04 per share in 1999, compared with $8.6 million, or $0.92 per share, in 1998. Excluding special and nonrecurring items, net earnings increased 8.0% while earnings per share increased 13.0%.
     Net earnings from continuing operations in 1998 increased to $6.4 million, or $.68 per share, from $4.9 million, or $.50 per share, in 1997, an increase in earnings and earnings per share of 28.9% and 36.0%, respectively. In 1998, net earnings were $6.4 million, compared with $12.6 million in 1997, a decrease of 49.7%. Net earnings per share was $.68 in 1998, compared with $1.28 in 1997, a 46.9% decrease. The decrease was primarily due to the gain recognized from the sale of the William Hodges division in 1997.
     Excluding the special and nonrecurring items reported in both 1998 and 1997, net earnings from continuing operations were $8.6 million, or $.92 per share, compared with $7.2 million, or $.73 per share, in 1997, resulting in an increase in earnings of 18.8% and an increase in earnings per share of 26.0%.

Liquidity and Capital Resources
The Company's working capital at October 30, 1999, was $46.8 million and its ratio of current assets to current liabilities was 1.8 to 1.0. Cash provided by operating activities was $5.0 million in 1999 and $0.3 million in 1998.
     Cash used by investing activities in 1999 was $143.3 million, compared with $17.4 million in 1998. The increase is due to the acquisition of Shelby Williams. The Company invested $6.2 million in 1999 and $6.6 million in 1998 in capital additions primarily to increase manufacturing capacities and to improve operating efficiencies, as well as normal recurring capital replacements. The Company's capital budget for 2000 is approximately $6.5 million, which will be used primarily to acquire new equipment.
     Cash provided by financing activities was $136.1 million in 1999, compared with $6.0 million in 1998. The increase in 1999 is due primarily to borrowings under new credit facilities to finance the Shelby Williams acquisition. During 1999 and 1998, the Company acquired 349,100 and 567,000 shares of its common stock, respectively, at a total cost of $3.0 million and $7.5 million, respectively. The Company is authorized to purchase up to 441,000 additional shares of its common stock under the stock repurchase plan approved by the Board of Directors.
     The Company has a $50.0 million unsecured revolving line of credit agreement with a group of financial institutions. The revolving line of credit bears annual interest at the Company's option, at the Prime Rate, Federal Funds Rate or LIBOR adjusted for a spread based on the Company's leverage ratio. As of October 30, 1999, there was no outstanding balance under the revolving line of credit.
     The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.
     Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to increase prices to offset increases in the cost of manufacturing its products, and management presently believes that the Company will continue to be able to do so.

Recently Issued Accounting Standards
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the Statement of Consolidated Financial Position at fair value and establishes criteria for hedges of changes in the fair value of assets, liabilities or firm commitments, hedges of variable cash flows of forecasted transactions, and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the Statement of Consolidated Income. The standard will be effective for the Company beginning November 3, 2001. The Company does not expect the adoption of SFAS No. 133 to have a material effect on the consolidated financial statements.

Consolidated Statements of Earnings
For the Years Ended October 30, 1999, October 31, 1998, and November 1, 1997

In thousands, except per-share data                                    1999                    1998                 1997
========================================================================================================================
Net sales                                                          $222,495                $143,426             $113,010
Cost of sales, including nonrecurring items                         163,992                 103,067               79,507
Special and nonrecurring items                                       10,500                     271                3,700
------------------------------------------------------------------------------------------------------------------------
Gross margin                                                         48,003                  40,088               29,803
Selling, general and administrative expenses                         39,289                  29,482               22,044
------------------------------------------------------------------------------------------------------------------------
Operating profit                                                      8,714                  10,606                7,759
Interest expense (income), net; including interest income of
  $225, $264 and $228, respectively                                   7,281                     619                 (139)
Minority interest in consolidated subsidiary                            (24)                    (64)                 (47)
------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes               1,457                  10,051                7,945
Income tax expense                                                      873                   3,701                3,019
------------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                                 584                   6,350                4,926
Discontinued operations, net of tax                                      --                      --                  938
Gain on sale of discontinued operations, net of tax                      --                      --                6,770
------------------------------------------------------------------------------------------------------------------------
Net earnings                                                       $    584                $  6,350             $ 12,634
========================================================================================================================

Earnings per share - Basic:
Continuing operations                                              $   0.07                $   0.69             $   0.51
Discontinued operations                                                  --                      --                 0.10
Gain on sale of discontinued operations                                  --                      --                 0.70
------------------------------------------------------------------------------------------------------------------------
Net earnings per share                                             $   0.07                $   0.69             $   1.31
========================================================================================================================

Earnings per share - Diluted:
Continuing operations                                              $   0.07                $   0.68             $   0.50
Discontinued operations                                                  --                      --                 0.09
Gain on sale of discontinued operations                                  --                      --                 0.69
------------------------------------------------------------------------------------------------------------------------
Net earnings per share                                             $   0.07                $   0.68             $   1.28
========================================================================================================================
See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
For the Years Ended October 30, 1999, and October 31, 1998


In thousands, except per-share data                                                            1999                 1998
========================================================================================================================
Assets
Current assets:
  Cash and cash equivalents                                                                $  2,878             $  5,186
  Accounts receivable, less allowances of $1,352 and $672, respectively                      47,733               22,683
  Inventories                                                                                49,078               24,877
  Prepayments and other current assets                                                        5,080                3,081
  ----------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                    104,769               55,827
    --------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                                        3,368                2,116
  Buildings and improvements                                                                 25,284               11,395
  Machinery and equipment                                                                    42,034               32,154
  ----------------------------------------------------------------------------------------------------------------------
                                                                                             70,686               45,665
  Less accumulated depreciation                                                              21,845               18,167
  ----------------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                        48,841               27,498
    --------------------------------------------------------------------------------------------------------------------
Other assets, net of accumulated amortization:
  Goodwill                                                                                  124,381               23,243
  Other                                                                                      14,215                5,406
  ----------------------------------------------------------------------------------------------------------------------
    Total other assets                                                                      138,596               28,649
    --------------------------------------------------------------------------------------------------------------------
Total assets                                                                               $292,206             $111,974
========================================================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                                         $ 20,890             $ 10,106
  Customer deposits                                                                          11,765                1,589
  Accrued liabilities                                                                        22,872                6,769
  Current maturities of long-term debt                                                        2,443                1,607
  ----------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                57,970               20,071
    --------------------------------------------------------------------------------------------------------------------
Long-term obligations:
  Long-term debt                                                                            162,063               17,208
  Deferred income taxes                                                                          --                  876
  Minority interest in consolidated subsidiary                                                  786                  810
  Other                                                                                       2,086                1,063
  ----------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                       222,905               40,028
    --------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, $.02 par value: authorized 20,000,000 shares; issued 9,915,117                  198                  198
  Additional paid-in capital                                                                 47,376               47,376
  Treasury stock, at cost (1,265,151 and 992,777 shares, respectively)                      (15,455)             (13,557)
  Cumulative translation adjustments                                                           (221)                 (19)
  Retained earnings                                                                          37,403               37,948
  ----------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                               69,301               71,946
    --------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                 $292,206             $111,974
========================================================================================================================
See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
For the Years Ended October 30, 1999, October 31, 1998, and November 1, 1997

                                                     Additional                    Cumulative                          Total
                                          Common        Paid-in       Treasury    Translation       Retained   Stockholders'
In thousands                               Stock        Capital          Stock    Adjustments       Earnings          Equity
============================================================================================================================
Balance, November 2, 1996                   $198        $47,260       $ (1,529)       $   274        $22,273         $68,476
  Net earnings                                --             --             --             --         12,634          12,634
  Translation adjustments                     --             --             --         (1,001)            --          (1,001)
  --------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                              11,633
  Cash dividends                              --             --             --             --         (1,348)         (1,348)
  Issuance of stock to Employee
    Stock Purchase Plan                       --              8            893             --             --             901
  Exercise of employee incentive
    stock options                             --             --            624             --           (314)            310
  Tax benefit of stock options                --            103             --             --             --             103
  Amortization of restricted stock            --             --             --             --             27              27
  Treasury stock purchases                    --             --         (7,202)            --             --          (7,202)
  Issuance of stock for acquisition           --              5            359             --             --             364
----------------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1997                   $198        $47,376       $ (6,855)       $  (727)       $33,272         $73,264
============================================================================================================================
  Net earnings                                --             --             --             --          6,350           6,350
  Translation adjustments                     --             --             --            708             --             708
  --------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                               7,058
  Cash dividends                              --             --             --             --         (1,457)         (1,457)
  Issuance of stock to Employee
    Stock Purchase Plan                       --             --             31             --             --              31
  Exercise of employee incentive
    stock options                             --             --            323             --           (217)            106
  Treasury stock purchases                    --             --         (7,473)            --             --          (7,473)
  Issuance of stock for acquisition           --             --            417             --             --             417
----------------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998                   $198        $47,376       $(13,557)       $   (19)       $37,948         $71,946
============================================================================================================================
  Net earnings                                --             --             --             --            584             584
  Translation adjustments                     --             --             --           (202)            --            (202)
  --------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                                 382
  Cash dividends                              --             --             --             --           (710)           (710)
  Issuance of stock to Employee
    Stock Purchase Plan                       --             --            574             --           (226)            348
  Exercise of employee incentive
    stock options                             --             --            177             --            (77)            100
  Treasury stock purchases                    --             --         (3,017)            --             --          (3,017)
  Issuance of stock for acquisition           --             --            368             --           (116)            252
----------------------------------------------------------------------------------------------------------------------------
Balance, October 30, 1999                   $198        $47,376       $(15,455)       $  (221)       $37,403         $69,301
============================================================================================================================
See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
For the Years Ended October 30, 1999, October 31, 1998, and November 1, 1997

In thousands                                                              1999                 1998                    1997
===========================================================================================================================
Cash flows from operating activities:
Net earnings                                                         $     584             $  6,350                 $12,634
  Adjustments to reconcile net earnings to cash
  provided by operating activities:
    Depreciation and amortization                                        6,004                3,753                   4,230
    Special and nonrecurring items                                      14,000                3,681                   3,700
    Translation adjustments during year                                   (202)                 708                  (1,001)
    Deferred income tax provision                                       (5,852)               1,768                    (978)
    Minority interest in consolidated subsidiary                           (24)                 (64)                    (47)
    Gain on sale of discontinued operations                                 --                   --                  (6,770)
    Earnings from discontinued operations                                   --                   --                    (938)
    Tax benefit of stock option exercises                                   --                   --                     103
    Compensation expense under stock and option plans                       --                   --                      27
    Change in assets and liabilities:
      Accounts receivable, net                                          (7,595)                (595)                 (3,346)
      Inventories                                                        1,239               (4,695)                 (4,655)
      Prepayments and other current assets                                (106)                 587                    (438)
      Other assets, net                                                 (1,893)              (2,823)                 (1,087)
      Accounts payable and customer deposits                             2,516               (1,845)                  3,264
      Accrued liabilities                                               (3,110)              (6,375)                 (1,337)
      Other liabilities                                                   (605)                (156)                     --
      ---------------------------------------------------------------------------------------------------------------------
      Cash provided by continuing operations                             4,956                  294                   3,361
      Cash provided by (used in) discontinued operations                    --                   --                     (99)
      ---------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                              4,956                  294                   3,262
      =====================================================================================================================
Cash flows from investing activities:
  Additions to property, plant and equipment, net                       (6,245)              (6,594)                 (3,807)
  Cost of businesses acquired (including working capital at
    acquisition of $9,596 in 1999 and $564 in 1998)                   (137,101)             (15,962)                     --
  Net proceeds from sale of building                                        --                5,170                      --
  Proceeds from sale of discontinued operations                             --                   --                  17,711
  -------------------------------------------------------------------------------------------------------------------------
      Cash provided by (used in) investing activities                 (143,346)             (17,386)                 13,904
      =====================================================================================================================
Cash flows from financing activities:
  Common stock issuances                                                   700                  137                   1,575
  Treasury stock purchases                                              (3,017)              (7,473)                 (7,202)
  Cash dividends                                                          (710)              (1,457)                 (1,348)
  Additions to long-term debt, net                                     145,691               14,777                     389
  Debt issuance costs                                                   (6,582)                  --                      --
  -------------------------------------------------------------------------------------------------------------------------
      Cash provided by (used in) financing activities                  136,082                5,984                  (6,586)
      =====================================================================================================================
Increase (decrease) in cash and cash equivalents                        (2,308)             (11,108)                 10,580
Cash and cash equivalents - beginning of period                          5,186               16,294                   5,714
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                            $   2,878             $  5,186                 $16,294
===========================================================================================================================
Supplemental cash flow information:
  Cash paid for interest                                             $   2,824             $    728                 $    91
  =========================================================================================================================
  Cash paid for taxes                                                $   6,834             $  5,329                 $ 4,841
  =========================================================================================================================
See accompanying notes to consolidated financial statements.

          22

Notes to Consolidated Financial Statements

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

Fiscal Year
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 1999, 1998 and 1997 ended October 30, 1999, October 31, 1998 and November 1, 1997, respectively, and included 52 weeks.
References to years relate to fiscal years rather than calendar years.

Nature of Business
The Company designs, manufactures and markets an extensive line of furniture and related products for the food service, office, hospitality, healthcare and retail markets, including table bases, table tops, metal and wood chairs, booths and interior decor systems. The Company manufactures most of its products to customer order from basic raw materials. The Company markets its products to a wide variety of customers, including wholesale distributors, buying groups, architecture and design firms, office furniture dealers and end-users, through a combination of its own direct factory sales force and independent manufacturer's representatives. The Company considers its operations a single industry segment.
     The Company operates factories in Mexico through wholly owned subsidiaries which produce all of its table base casting requirements and also certain of its wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon, a.s., which manufactures and sells chair frames and fully finished wood chairs throughout Europe and in North America. The Company operates Howe Europe a/s, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract/office market. In addition, the Falcon Products (Shenzen) Limited facility located in The People's Republic of China manufactures and markets products primarily for the national accounts market within the Asia Pacific region. Sales from foreign operations and export sales from domestic facilities were $24.0 million, $13.6 million and $9.3 million in 1999, 1998 and 1997, respectively.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

Inventories
Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 50% and 0% of the inventories at October 30, 1999, and October 31, 1998, respectively, has been determined using the Last-in, First-Out (LIFO) method. The remaining inventories are valued using the First-In, First-Out (FIFO) method. At October 30, 1999, the inventory valued using LIFO approximates FIFO.
     Inventories at October 30, 1999, and October 31, 1998, consist of the following:

In thousands                                                              1999                 1998
===================================================================================================
Raw materials                                                          $28,840              $18,174
Work in process                                                         11,570                5,288
Finished goods                                                           8,668                1,415
---------------------------------------------------------------------------------------------------
                                                                       $49,078              $24,877
===================================================================================================

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

Long-Lived Assets
Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying

Notes to Consolidated Financial Statements

amount of assets may not be recoverable. The Company periodically assesses the carrying value of long-lived assets, including intangible assets, and recognizes impairment losses if it is determined the carrying values are not recoverable.

Other Assets
Other assets consist of the following at October 30, 1999, and October
31, 1998:

In thousands                                                              1999                 1998
===================================================================================================
Goodwill, net of accumulated
  amortization of $3,872 and $2,285                                   $124,381              $23,243
Deferred debt issuance costs,
  net of accumulated amortization
  of $308 and $25                                                        6,318                   19
Deferred catalog costs, net of
  accumulated amortization of
  $17 and $965                                                             697                2,241
Deferred tax asset                                                       2,593                   --
Other, net of accumulated
  amortization of $977 and $1,102                                        4,607                3,146
---------------------------------------------------------------------------------------------------
                                                                      $138,596              $28,649
===================================================================================================

     Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over 30 to 40 years. Deferred debt issuance costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately six to 10 years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over three to five years.

Pension Plan
The Company has five noncontributory, defined benefit pension plans covering certain hourly and substantially all domestic salaried personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations.

Foreign Currency Translation
The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The functional currency for Falcon Mimon, a.s. and Howe Europe a/s has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of their financial statements to U.S. dollars is included as a separate component of stockholders' equity.
     For the Company's Mexican subsidiaries, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses.
     The net foreign currency translation and transaction gains
(losses) included in earnings for 1999, 1998 and 1997, were $267, ($737) and ($304) thousand, respectively.

Interest Rate Hedge Agreement
The Company manages fluctuations in interest rates on borrowings under its credit facility by using an interest rate swap agreement. The interest rate swap agreement is accounted for as a hedge of a debt obligation, and accordingly, the net settlement amount is recorded as an adjustment to interest expense in the period incurred.
     The Company's interest rate swap agreement provides an effective ceiling and floor for its floating interest rate and outside this interest rate range requires the Company to pay a fixed rate and receive a floating rate thereby creating fixed rate debt. The Company's participation in interest rate hedging transactions involves instruments that have a close correlation with its debt, thereby managing risk. The interest rate swap agreement has been designed for hedging purposes and is not held or issued for speculative purposes.

Earnings Per Share
Earnings per share amounts have been calculated in accordance with SFAS No. 128 using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those reported.

Comprehensive Income
In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which reports Comprehensive Income and its components within the Statement of Consolidated Stockholders' Equity. Comprehensive Income represents the change in stockholders' equity during the period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

Note 2 - Business Acquisitions

In June 1999, the Company acquired all of the common stock of Shelby Williams Industries, Inc. and its subsidiaries ("Shelby Williams") for a cash price of $137.1 million. Shelby Williams is a leading manufacturer of contract seating for the commercial contract furniture market. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. The purchase price was allocated to the assets and liabilities (on a preliminary basis) based on estimated fair values at the date of acquisition. This resulted in an excess of purchase price over assets acquired of $99.2 million, which is being amortized on a straight-line basis over 40 years.
     In March 1998, the Company acquired the stock of Howe Furniture Corporation and its subsidiaries ("Howe") for $16.6 million, and assumed $2.2 million of outstanding long-term debt of Howe. Howe specializes in the design, engineering and marketing of tables for the contract office and hospitality markets. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. The excess of the purchase price over amounts assigned to net tangible assets ($13.9 million) was recorded as goodwill.
     Following are the Company's unaudited pro forma results, excluding special and nonrecurring items, assuming the acquisitions occurred on November 2, 1997:

In thousands, except per-share amounts                                    1999                 1998
===================================================================================================
Net sales                                                             $325,814             $307,939
Net earnings                                                             7,356                5,943
Basic and diluted earnings per share                                      0.83                 0.64
===================================================================================================

     These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combinations been in effect on November 2, 1997, or of future results of operations.

Note 3 - Special and Nonrecurring Items

In conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14.0 million, $8.7 million after taxes or $0.97 per share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to the closing of certain duplicative manufacturing facilities.
     Included in this charge is $3.5 million to write down the carrying value of inventory, which is included in Cost of Sales, while the remaining components are reported in Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings. This one-time charge includes costs associated with asset write-downs, asset dispositions and other related costs associated with closing the excess manufacturing facilities of $11.6 million, real estate exit costs of $1.0 million and severance costs related to the elimination of approximately 500 positions of $1.4 million. During 1999, the Company utilized $12.4 million of the charge. At October 30, 1999, the remaining amount of $1.6 million relates to severance and real estate exit costs for which payment is anticipated during fiscal year 2000.
     During 1998, the Company recorded a pre-tax charge of $4.7 million, $2.9 million after-tax or $0.32 per share, related to management's decision to discontinue and dispose of the Company's hotel casegoods line of business. The charge was substantially all utilized in 1998 and entailed the writedown of assets, including goodwill, inventories and equipment associated with the product line located in the Tijuana, Mexico, facility. Of the total charge, Cost of Sales includes a $3.3 million charge to write down the carrying value of inventory. The remaining components of the charge have been reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings and are related to impairment charges and reserves for losses on disposal of certain assets and exit costs for lease termination.
     In 1998, the Company also recorded a $1.3 million pre-tax gain, $0.8 million after-tax or $0.09 per share, on the sale of the Company's corporate headquarters building during 1998, which is included in Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings. The Company entered into a two-year lease agreement to lease back a portion of the premises, and accordingly, the portion of the total $2.5 million gain representing the present value of the operating lease payments, approximately $1.2 million, was deferred and is included in other liabilities in the accompanying Consolidated Balance Sheets. The deferred gain will be credited to income as a reduction to rent expenses over the term of the lease.
     During the fourth quarter of 1998, the Company recorded an additional pre-tax charge of $0.2 million, $0.1 million after-tax or $0.01 per share, related to the consolidation of the Company's manufacturing facilities that was announced in 1997.

     During 1997, the Company recorded a pre-tax charge of $3.7 million, $2.3 million after-tax or $0.23 per share, for special and nonrecurring items. The charges are a result of the consolidation of the Company's manufacturing operations at its Anaheim, California, and Belding, Michigan, facilities into its City of Industry, California, facility and the elimination of several duplicative and nonperforming wood seating product lines. These pre-tax

Notes to Consolidated Financial Statements

charges have been reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings and included $3.0 million for costs associated with asset write-downs and dispositions and $0.7 million for exit costs of leased facilities and employee severance and termination costs. All items were paid or utilized by the end of 1998.

Note 4 - Discontinued Operations

On September 8, 1997, the Company completed the sale of its William Hodges division (the Hodges Division) to Leggett & Platt, Incorporated for approximately $17.7 million. The Hodges Division manufactures wire shelving and kitchen equipment. The sale resulted in a gain of approximately $6.8 million, net of applicable income taxes of $3.8 million.
     The results of the Hodges Division for 1997 through the date of the sale (approximately 10.5 months) are classified as discontinued operations in the accompanying Consolidated Financial Statements. Earnings from the discontinued Hodges Division in 1997 were $938,000, net of applicable income taxes of $575,000. Net revenues from the Hodges Division in 1997 through the date of the sale were $7.8 million.

Note 5 - Rental Expense and Lease Commitments

The Company leases certain manufacturing facilities and certain office and transportation equipment under noncancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2006.
     The future minimum rental commitments due under lease agreements are as follows at October 30, 1999:

                                                                       Capital            Operating
In thousands                                                            Leases               Leases
===================================================================================================
2000                                                                      $ 61              $ 3,148
2001                                                                        61                2,681
2002                                                                        61                2,065
2003                                                                        61                1,841
2004                                                                        61                1,552
Later years                                                                 --                8,143
---------------------------------------------------------------------------------------------------
Total minimum lease payments                                              $305              $19,430
===================================================================================================
Less amount representing interest                                          (33)
------------------------------------------------------------------------------
Present value of minimum lease payments                                   $272
==============================================================================

     Total operating lease and rental expense was approximately
$2,432,000, $1,622,000 and $1,463,000 in 1999, 1998 and 1997,
respectively.

Note 6 - Long-Term Debt

Long-term debt consists of the following at October 30, 1999, and October 31, 1998:

In thousands                                                              1999                 1998
===================================================================================================
Term loan expiring April 30, 2005,
  LIBOR + 2.5%                                                        $ 60,000              $    --
11-3/8% senior subordinated notes,
  due June 15, 2009                                                    100,000                   --
Revolving line of credit, interest at
  prime minus 2.0%                                                          --               16,935
Notes payable to a foreign bank,
  secured by certain assets of
  Falcon Mimon, due in varying
  monthly installments, interest
  at LIBOR + 2.5%                                                        2,393                1,559
Notes payable to a foreign bank,
  secured by certain assets of
  Howe Europe, due in varying
  quarterly installments, interest
  at 4.5% to 5.1%                                                        1,841                   --
Obligations under capital leases,
  due in annual installments through
  November 16, 2003, interest at 4.0%                                      272                  321
---------------------------------------------------------------------------------------------------
                                                                       164,506               18,815
Less current maturities                                                  2,443                1,607
---------------------------------------------------------------------------------------------------
                                                                      $162,063              $17,208
===================================================================================================

    In June 1999, the Company entered into a new $120.0 million senior secured credit facility (the "Senior Secured Credit Facility") with a group of financial institutions that provided for a six-year term loan of $70.0 million (the "Term Loan") and a six-year revolving credit facility of up to $50.0 million (the "Revolving Credit Facility"). At October 30, 1999, the Company had outstanding indebtedness of $60.0 million under the Term Loan, and no amounts were outstanding under the Revolving Credit Facility.
     The loans outstanding under the Senior Secured Credit Facility bear interest at the Company's option, at (1) the London Interbank Offered Rate ("LIBOR") plus the applicable margin, or (2) the greater of the Prime Rate and the rate which is 1% in excess of the rates on overnight Federal Funds transactions as published by the Federal Reserve Bank of New York (the "Base Rate"), plus the applicable margin. The applicable margin will be determined based on total leverage ratio. For the Revolving Credit Facility and the Term Loan, the applicable margin will range from 1.75% to 2.50% for LIBOR borrowings and from 0.75% to 1.50% for Base Rate borrowings.

     The Company's Term Loan matures in quarterly installments beginning July 31, 2000, with $3.0 million due in 2000, $7.5 million in 2001, $10.5 million in 2002, $13.5 million in 2003, $16.5 million in
2004, and $9.0 million in 2005.
     Concurrently with entering into the Senior Secured Credit
Facility, the Company issued $100.0 million of 11-3/8% Senior Subordinated Notes Series A (the "Series A Notes") due June 15, 2009, with interest payable semiannually commencing December 15, 1999. The proceeds from the issuance were used in conjunction with the Senior Secured Credit Facility to finance the Shelby Williams acquisition along with the fees and expenses associated with the acquisition. At any time prior to June 15, 2002, the Company may redeem up to 35% of the aggregate principal amount at a redemption price of 111.375% of the principal amount, with the net cash proceeds from public equity offerings.
     Under the terms of the Senior Secured Credit Facility and the indentures pursuant to which the Series A Notes have been issued (the "Indenture"), the Company must comply with certain covenants including limitations relating to the payment of dividends and the maintenance of specific ratios.
     Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of October 30, 1999, and October 31, 1998, approximates the debt's carrying value.
     At October 30, 1999, the Company had letters of credit outstanding of approximately $25,000 relating to insurance reserves and certain foreign purchases.
     The Company has entered into an interest rate swap agreement with a notional amount of $35 million. The notional amount of the interest rate swap does not represent amounts exchanged by the parties and thus, is not a measure of the Company's exposure through its use of the interest rate swap agreement. The amounts exchanged are determined by reference to the notional amount and other terms of the contract.
     Management believes that the seller of the interest rate swap agreement will be able to meet its obligation under the agreement. The Company has policies regarding the financial stability and credit standing of major counterparties. Nonperformance by the counterparty is not anticipated nor would it have a material adverse effect on the results of operations or financial position of the Company.

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

The components of income tax expense are as follows:


In thousands                                                              1999                 1998                    1997
===========================================================================================================================
Current:
  Federal                                                              $ 1,755               $1,551                  $3,587
  State                                                                    255                  207                     410
  Foreign                                                                  304                  175                      --
Deferred                                                                (1,441)               1,768                    (978)
---------------------------------------------------------------------------------------------------------------------------
                                                                       $   873               $3,701                  $3,019
===========================================================================================================================

The following is a reconciliation between statutory federal income tax expense and actual income tax expense:

In thousands                                                              1999                 1998                    1997
===========================================================================================================================
Computed "expected"
  federal income
  tax expense                                                            $ 494               $3,417                  $2,701
Increase (decrease)
  resulting from:
    State income taxes                                                      58                  393                     378
    Nondeductible
      goodwill amortization                                                532                  164                      30
    Other, net                                                            (211)                (273)                    (90)
---------------------------------------------------------------------------------------------------------------------------
                                                                         $ 873               $3,701                  $3,019
===========================================================================================================================

The significant components of deferred income tax assets and liabilities are as follows:

In thousands                                                              1999                 1998
===================================================================================================
Deferred tax assets:
  Inventories                                                          $ 1,199              $   434
  Reserves and accruals                                                  7,352                  949
  Net operating loss carryforward                                          675                  822
---------------------------------------------------------------------------------------------------
                                                                         9,226                2,205
---------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and other property
    basis differences                                                   (1,718)              (1,153)
  Other                                                                 (2,320)                (158)
---------------------------------------------------------------------------------------------------
                                                                        (4,038)              (1,311)
---------------------------------------------------------------------------------------------------
Net deferred income tax asset                                          $ 5,188              $   894
===================================================================================================

     Net current deferred income tax assets are included in prepayments and other current assets in the accompanying Consolidated Balance Sheets. The Company's net operating loss carryforward expires in 2013. The Company's income tax returns have been examined by the Internal Revenue Service for fiscal years through 1994.

Notes to Consolidated Financial Statements

Note 8 - Stock Option and Stock Purchase Plans

The Company has an employee incentive stock option plan which allows the Company to grant key employees incentive and nonqualified stock options to purchase shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than 10 years from the date of grant.
     The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 2,000 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.
     The Non-Employee Director Stock Option Plan was amended in
December 1998 to increase the number of shares underlying the options granted from 1,650 to 2,000.
     The Company accounts for the option plans using APB Opinion No.
25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options.

Stock option transactions under the plans for 1999, 1998, and 1997 are summarized below:

                                                  1999                          1998                          1997
                                         ----------------------        ----------------------        ----------------------
                                         Average         Number        Average         Number        Average         Number
                                           Price      Of Shares          Price      Of Shares          Price      Of Shares
===========================================================================================================================
Options outstanding at beginning of year  $11.66        870,848         $10.70        687,892         $ 9.35        575,925
Options granted                           $10.52        567,000         $14.07        242,550         $14.49        168,900
Options canceled                          $12.45        135,839         $13.55         37,791         $13.16         12,754
Options exercised                         $ 8.03         12,039         $ 4.88         21,803         $ 7.01         44,179
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year        $11.09      1,289,970         $11.66        870,848         $10.70        687,892
---------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                              530,340                       447,663                       311,847
===========================================================================================================================

Stock options outstanding at October 30, 1999:

                                              Options Outstanding                                   Options Exercisable
                                ----------------------------------------------                 ----------------------------
                                    Number         Remaining  Weighted Average                     Number  Weighted Average
Range of Exercise               of Options  Contractual Life    Exercise Price                 of Options    Exercise Price
===========================================================================================================================
$ 0.60 - $9.77                     541,420               5.9            $ 9.00                    329,090            $ 9.07
$10.00 - $12.88                    430,200               8.1            $11.38                     93,670            $10.81
$13.13 - $15.00                    318,350               7.7            $14.26                    107,580            $14.27
---------------------------------------------------------------------------------------------------------------------------
                                 1,289,970               7.1            $11.09                    530,340            $10.44
===========================================================================================================================

     Pro forma net earnings and net earnings per common share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

                                      1999              1998              1997
==============================================================================
Net earnings-pro forma
  (in thousands)                       $55            $6,127           $12,446
Net earnings per share-
  pro forma                          $0.01             $0.66             $1.26
Weighted average fair value
  of options granted                 $3.07             $6.64             $7.39
==============================================================================

     For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

                                      1999              1998              1997
==============================================================================
Expected dividend yield                  1%                1%               .7%
Expected stock price volatility         30%               30%               30%
Risk-free interest rate                5.2%              5.8%              6.4%
Expected life of option          6.2 years          10 years          10 years
==============================================================================

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

Note 9 - Earnings Per Share

In accordance with SFAS No. 128, the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 1999, 1998 and 1997.

In thousands,
except per-share data                 1999              1998              1997
==============================================================================
Net earnings                          $584            $6,350            $4,926
==============================================================================
Average shares outstanding           8,825             9,156             9,665
Assumed exercise of
  options (treasury method)             53               126               211
------------------------------------------------------------------------------
Average shares outstanding
  adjusted for
  dilutive effects                   8,878             9,282             9,876
==============================================================================
Basic earnings per share             $0.07             $0.69             $0.51
==============================================================================
Diluted earnings per share           $0.07             $0.68             $0.50
==============================================================================

     Basic earnings per share was computed by dividing earnings available to common stockholders by the weighted average shares of common stock outstanding during the year. Diluted earnings available to common stockholders was determined assuming the options issued and outstanding were exercised as of the first day of the respective year of the grant date. Options to purchase 748,550 shares at a weighted average exercise price of $12.61 per share, 386,850 shares at a weighted average exercise price of $14.23 per share and 155,400 shares at a weighted average exercise price of $14.51 were outstanding during 1999, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common stock.

Note 10 - Pension Plans

The Company has five noncontributory, defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. For the Company's plans, normal retirement age is 65, but provision is made for earlier retirement. Benefits are based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the Company's pension plans primarily consist of investments in publicly traded securities and in group annuity contracts with insurance companies.
     The following actuarial assumptions were used in determining the Company's net periodic pension cost and projected benefit obligation:

                                                                         1999           1998
============================================================================================
Discount rate                                                            7.50%          7.25%
Rate of salary increase                                                  5.00%          5.00%
Expected long-term rate
  of return on plan assets                                               9.00%          9.00%
============================================================================================

Net periodic pension cost of the plan is as follows:

In thousands                                                              1999           1998
=============================================================================================
Change in benefit obligation
Benefit obligation at beginning of year                                $ 6,621        $ 6,780
Service cost                                                               718            619
Interest cost                                                              458            522
Actuarial (gain) loss                                                     (642)           619
Acquisition                                                             24,518              0
Benefits paid                                                             (683)        (1,919)
---------------------------------------------------------------------------------------------
Benefit obligation at end of year                                      $30,990        $ 6,621
=============================================================================================
Change in plan assets
Fair value of plan assets at beginning of year                         $ 5,856        $ 6,289
Actual return on plan assets                                               392            540
Acquisition                                                             23,312              0
Employer contributions                                                   1,408            946
Benefits paid                                                             (683)        (1,919)
---------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               $30,285        $ 5,856
=============================================================================================
Reconciliation of funded status
Funded status (underfunded)/overfunded                                 $  (705)       $  (765)
Unrecognized net actuarial (gain)/loss                                     361            676
Unrecognized transition (asset)/obligation                                  (8)           (49)
Unrecognized prior service cost                                            441            513
---------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                         $    89        $   375
=============================================================================================
Components of net periodic benefit cost
Service cost                                                           $   718        $   619
Interest cost                                                              458            427
Expected return on plan assets                                            (492)          (495)
Amortization of plan assets                                                 16              0
Amortization of prior service cost                                          72             72
Amortization of transition (asset)/obligation                              (41)           (40)
Recognized net actuarial loss/(gain)                                       (11)             0
---------------------------------------------------------------------------------------------
Net periodic benefit cost                                              $   720        $   583
=============================================================================================

Note 11 - Business Segment Information

The Company operates in one product business segment, the manufacturing and sale of commercial contract furniture. Additionally, the Company's operations are located worldwide and are analyzed on a consolidated basis.

Notes to Consolidated Financial Statements

Note 12 - Transactions with Related Parties

Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or purchase some of the Company's products. During 1999, 1998 and 1997, the Company incurred expenses of approximately $874,000, $222,000 and $99,000, respectively, for such services.

Note 13 - Contingencies

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

Note 14 - Quarterly Financial Information (Unaudited)

In thousands, except per-share data
===========================================================================================================================
1999                                                                     First         Second          Third         Fourth
===========================================================================================================================
Net sales                                                              $34,595        $36,469        $59,884        $91,547
Special and nonrecurring items                                              --             --         10,500             --
Gross margin                                                             9,902         10,672          2,817         24,612
Net earnings (loss)                                                      1,864          1,970         (6,229)         2,979
Earnings per share:
  Diluted earnings (loss) per share                                    $  0.21        $  0.23        $ (0.71)       $  0.34
===========================================================================================================================

===========================================================================================================================
1998                                                                     First         Second          Third         Fourth
===========================================================================================================================
Net sales                                                              $28,060        $33,651        $41,297        $40,418
Special and nonrecurring items                                              --             --            111            160
Gross margin                                                             8,134          9,525          9,113         13,316
Net earnings                                                             1,782          1,838            216          2,514
Earnings per share:
  Diluted earnings (loss) per share                                    $  0.19        $  0.20        $  0.02        $  0.28
===========================================================================================================================

Report of Independent Public Accountants

To Falcon Products, Inc.:
We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of October 30, 1999, and October 31, 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended October 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of October 30, 1999, and October 31, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 30, 1999, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP
St. Louis, Missouri
December 15, 1999

Selected Financial Data

In thousands, except per-share amounts                  1999        1998        1997        1996        1995        1994
========================================================================================================================
Operating Data:
Net sales                                           $222,495    $143,426    $113,010    $100,702     $79,647     $67,957
Cost of sales, including nonrecurring items          163,992     103,067      79,507      69,125      52,883      45,318
Special and nonrecurring items                        10,500         271       3,700          --          --          --
------------------------------------------------------------------------------------------------------------------------
Gross margin                                          48,003      40,088      29,803      31,577      26,764      22,639
Selling, general and administrative expenses          39,289      29,482      22,044      20,469      16,992      14,354
------------------------------------------------------------------------------------------------------------------------
Operating profit                                       8,714      10,606       7,759      11,108       9,772       8,285
Interest expense (income), net                         7,281         619        (139)        (95)       (141)       (145)
Minority interest                                         24          64          47          89         (44)          4
------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                                  1,457      10,051       7,945      11,292       9,869       8,434
Income tax expense                                       873       3,701       3,019       4,291       3,693       3,121
------------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                  584       6,350       4,926       7,001       6,176       5,313
Discontinued operations, net of tax                       --          --         938       1,432       1,281         864
Gain on sale of discontinued operations, net of tax       --          --       6,770          --          --          --
------------------------------------------------------------------------------------------------------------------------
Net earnings                                        $    584    $  6,350    $ 12,634    $  8,433     $ 7,457     $ 6,177
========================================================================================================================

Earnings per share - Diluted:<F1>
Continuing operations                               $   0.07    $   0.68    $   0.50    $   0.71     $  0.64     $  0.55
Discontinued operations                                   --          --        0.09        0.15        0.13        0.09
Gain on sale of discontinued operations                   --          --        0.69          --          --          --
------------------------------------------------------------------------------------------------------------------------
Net earnings per share                              $   0.07    $   0.68    $   1.28    $   0.86     $  0.77     $  0.64
========================================================================================================================
Cash dividends per share                            $   0.08    $   0.16    $   0.14    $   0.10     $  0.07     $  0.04
========================================================================================================================

Financial Position:
Working capital                                     $ 46,799    $ 35,756    $ 38,691    $ 34,531     $29,927     $25,658
Property, plant and equipment, net                    48,841      27,498      25,211      24,485      21,529      18,467
Capital expenditures                                   6,245       6,594       3,807       4,449       4,969       4,608
Total assets                                         292,206     111,974      99,357      84,388      74,884      64,905
Total debt                                           164,506      18,815       1,794       1,405       1,889       1,787
Stockholders' equity                                  69,301      71,946      73,264      68,476      58,307      50,556
========================================================================================================================

<F1>Per-share data reflects adjustments related to the December 1995,
    10% stock dividend.

          32

Board of Directors

Franklin A. Jacobs <F*>
Chairman of the Board and
Chief Executive Officer
Falcon Products, Inc.

Raynor E. Baldwin <F+>
President
Woodsmiths, Inc.

Melvin F. Brown <F+>
Chairman Emeritus
Deutsche Financial Services

Donald P. Gallop <F*>
Chairman
Gallop, Johnson & Neuman, L.C.
Attorneys At Law

James L. Hoagland
Retired, Past President and
Chief Executive Officer
Graybar Electric Company, Inc.

S. Lee Kling <F*>
Chairman of the Board
Kling Rechter & Co., Inc.

Lee M. Liberman <F+>
Retired, Past Chairman of
the Board
Laclede Gas Company

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

R. Scott Boyd
Vice President, Hospitality

Stephen E. Cohen
Vice President, Sales and Marketing

John K. Cronin
Vice President, Contract

Robert P. Coulter
President and
Chief Operating Officer,
Shelby Williams Industries, Inc.

Michael J. Dreller
Vice President, Finance and Chief Financial Officer

Lynda Garrison
Vice President, Support Services and Systems Development

Richard Hnatek
Senior Vice President, Quality

Michael Jacobs
Vice President, International

Michael J. Kula
Vice President, Corporate Technology and Development

Michael Moore
Vice President Sales,
Shelby Williams Industries, Inc.

Charles A. Pineau
Vice President, Human Resources

Jackson H. Spidell
Vice President, Operations

Annual Meeting

The Annual Meeting of Stockholders will be held Thursday, March 16, 2000, at 4:00 p.m. at the St. Louis Club, 16th Floor, 7701 Forsyth Blvd. Clayton, Missouri 63105

Facilities

Corporate Headquarters
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132
www.falconproducts.com

Falcon de Juarez, S.A. de C.V.
APDO, Postal 2519 E.
CD Juarez, Chih., Mexico
U.S.A. - P.O. Box 12865

Falcon Mimon, a.s.
Hvezdovska 644
47124 Mimon
Czech Republic

Falcon Products
(Shenzhen) Limited
Pin Hu Cun, Pin Hu Zheng
Shenzhen
The People's Republic of China
518111

Howe Europe a/s
Fabriksvej 15c Roejle
5500 Middelfart, Denmark

Falcon/Belmont
22 Falcon Drive
Belmont, Mississippi 38827

Falcon/City of Industry
16040 Stephens Street
City of Industry, California 91745

Falcon/Newport
810 West Highway 25/70
Newport, Tennessee 37821

Shelby Williams/Morristown
150 Shelby Williams Drive
Morristown, Tennessee 37813

Industrial Mueblera Shelby Williams, S.A. DE C.V.
Manzana IV, Lote 1, Parque Industrial Calera DE V.R. 98500
Calera, Zacatecas, Mexico

King Arthur
603 Meacham Road
Statesville, North Carolina 28677

Sellers & Josephson
86 Route 4 East
Englewood, New Jersey 07631

Sellers & Josephson
50 Amor Avenue
Carlstadt, New Jersey 07072

Thonet
2075 Highway 43
Canton, Mississippi 39046

Chicago Showrooms
11-111 and
1169 Merchandise Mart
Chicago, Illinois 60654

California Showroom
8687 Melrose Avenue
Los Angeles, California 90069

Atlanta Showroom
#5 Piedmont Center
3525 Piedmont Road North East
Suite #100
Atlanta, Georgia 30305

Dallas Showroom
1444 Oak Lawn Avenue
Suite 612
Dallas, Texas 75207

Florida Showroom
8211 West Brownard Boulevard
Suite 120
Plantation, Florida 33324

Houston Sales Office
7026 Old Katy Road
Suite 267
Houston, Texas 77024

New York Sales Office
A&D Building Suite 300
150 East 58th Street
New York, New York 10005

Transfer Agent

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Independant
Public Accountants

Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101

Corporate Counsel

Gallop, Johnson & Neuman, L.C.
101 South Hanley Road
St. Louis, Missouri 63105