Form 10-K405, Exhibit 13
period 2000-10-28
FALCON PRODUCTS INC /DE/
filed 2001-01-25
CIK 34339

-------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and
Results of Operations

-------------------------------------------------------------------------------


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

CONTINUING OPERATIONS

During the last three years, the Company has made significant acquisitions as part of its long-term strategic plan to consolidate its industry and to create the single premier supplier to the commercial furniture market. In 1999, the Company acquired Shelby Williams Industries, Inc. ("Shelby Williams"), a leading manufacturer of contract seating primarily for the hospitality market. In 1998, the Company acquired Howe Furniture Corporation, which specializes in the design, engineering and marketing of tables for the contract office and hospitality markets.

Operating Results as a Percentage of Sales

The following table sets forth, for the periods presented, certain information relating to the operations of the Company, expressed as a percentage of net sales:

                                                              OCTOBER 28, 2000        OCTOBER 30, 1999        OCTOBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                100.0%                  100.0%                  100.0%
------------------------------------------------------------------------------------------------------------------------------
Cost of sales, including nonrecurring items                               72.4                    73.7                    71.8
------------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items                                              --                     4.7                     0.2
------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                              27.6                    21.6                    28.0
------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                              17.0                    17.7                    20.6
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                          10.6                     3.9                     7.4
------------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                      5.5                     3.2                     0.4
------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                               5.1                     0.7                     7.0
------------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                         2.2                     0.4                     2.6
------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                               2.9                     0.3                     4.4
==============================================================================================================================
Supplemental Information -- Before Special and Nonrecurring Items
------------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                            27.6%                   27.9%                   30.4%
------------------------------------------------------------------------------------------------------------------------------
  Operating profit                                                        10.6                    10.2                     9.8
------------------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                             5.1                     6.9                     9.5
------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                             2.9                     4.2                     6.0
==============================================================================================================================

NET SALES

In 2000, net sales were $315.7 million, an increase of 41.9% over 1999 net sales of $222.5 million. The sales increase over the prior year is primarily the result of the Shelby Williams acquisition. Management believes that the addition of the Shelby Williams sales force and customer relationships will be excellent assets for the Company.

Net sales in 1999 were $222.5 million, an increase of 55.1% over 1998 net sales of $143.4 million. The sales increase over the prior year is primarily the result of the Shelby Williams acquisition and increased sales to the national accounts and contract office markets.

COSTS AND EXPENSES

The Company's reported operating results for fiscal years 1999 and 1998 included special and nonrecurring items associated with various strategic initiatives the Company has undertaken. Those items make direct comparisons of the reported results difficult.

During 1999, in conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14 million, $8.7 million after taxes or $0.97 per share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to the closing of certain duplicative


        16 | 17     FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-------------------------------------------------------------------------------




-------------------------------------------------------------------------------


manufacturing facilities. Included in this charge is $3.5 million to write down the carrying value of inventory, which is included in Cost of Sales, while the remaining components are reported in Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings.

During 1998, the Company recorded a pre-tax charge of $4.7 million, $2.9 million after-tax or $0.32 per share, related to management's decision to discontinue and dispose of the Company's hotel casegoods line of business. The charge entailed the write-down of assets, including goodwill, inventories, and equipment, associated with the product line located in the Tijuana, Mexico, facility. Of the total charge, Cost of Sales includes a $3.3 million charge to write down the carrying value of inventory. The remaining components of the charge have been reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings.

Also during 1998, the Company recorded a $1.3 million pre-tax gain, $0.8 million after-tax or $0.09 per share, on the sale of the Company's corporate headquarters building. The gain has been reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings.

During the fourth quarter of 1998, the Company recorded an additional pre-tax charge of $0.2 million, $0.1 million after-tax or $0.01 per share, related to the consolidation of the Company's manufacturing facilities that was announced in 1997. These charges are reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings.

During 2000, the Company's gross margin increased to $87.2 million, or 81.6% over 1999's gross margin of $48.0 million, primarily due to increased sales volume from the Shelby Williams acquisition. Gross margin as a percent of sales, excluding the special and nonrecurring items in 1999, decreased to 27.6% in 2000 from 27.9% in 1999. The decrease was primarily attributed to the addition of the Shelby Williams business, as Shelby Williams' historic gross margins were lower than the Company's historic gross margins. Combining the businesses also resulted in excess manufacturing capacity, and as a result, the Company decided to close its Lewisville, Arkansas, City of Industry, California, and the Tijuana, Mexico, facilities. These closings negatively impacted the gross margin percentage for the year, although, the Company expects significant future benefits from these closings.

In 1999, the Company's gross margin increased to $48.0 million from $40.1 million in 1998, a 19.7% increase which was primarily due to increased sales volume. Gross margin as a percent of sales, excluding the special and nonrecurring items in both 1999 and 1998, decreased to 27.9% in 1999 from 30.4% in 1998. The decrease was primarily attributed to the Shelby Williams acquisition which maintained a lower gross margin percentage than the Company's historical business.

Selling, general and administrative expenses were $53.8 million, $39.3 million, and $29.5 million in 2000, 1999, and 1998, respectively. The overall increase is principally related to the aforementioned acquisition, higher level of business activity and increased sales and marketing programs including salaries, commissions, travel and literature. As a percentage of net sales, the expense rate was 17.0% in 2000, 17.7% in 1999, and 20.6% in 1998. The decrease in the expense rate is primarily due to the elimination of duplicative selling and administrative expenses from combining the Falcon and Shelby Williams businesses, and a lower level of marketing and selling expenses required to support the combined businesses.

INTEREST AND TAXES

Net interest expense was $17.1 million, $7.3 million, and $0.6 million in 2000, 1999 and 1998, respectively. The increased interest expense in 2000 was due to a full year of outstanding borrowings as a result of the Shelby Williams acquisition as compared to a partial year of outstanding borrowings in 1999.

Income tax expense was $7.0 million, $0.9 million, and $3.7 million in 2000, 1999, and 1998, respectively. The effective income tax rate was 43.4% in 2000, 59.9% in 1999, and 36.8% in 1998. The higher effective tax rate in 2000 and 1999 is due to non-deductible goodwill charges representing a greater percentage of pre-tax earnings.

NET EARNINGS

Net earnings increased to $9.2 million or $1.05 per share in 2000 from $0.6 million or $0.07 per share in 1999. The increase is due to the special and nonrecurring charge in 1999 related to the integration of the Shelby Williams business. Excluding special and nonrecurring items, net earnings were $9.2 million or $1.05 per share in 2000, compared to $9.3 million or $1.04 per share in 1999.

-------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and
Results of Operations

-------------------------------------------------------------------------------


Net earnings decreased to $0.6 million or $0.07 per share in 1999 from $6.4 million, or $0.68 per share in 1998. The decrease is due to the special and nonrecurring charge in 1999 related to the integration of the Shelby Williams business. Excluding special and nonrecurring items in 1999 and 1998, net earnings were $9.3 million, or $1.04 per share in 1999, compared to $8.6 million, or $0.92 per share, in 1998. Excluding special and nonrecurring items, net earnings increased 8% while earnings per share increased 13%.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at October 28, 2000, was $43.3 million and its ratio of current assets to current liabilities was 1.8 to 1. Cash provided by operating activities was $17.3 million in 2000 and $5.0 million in 1999.

Cash used in investing activities in 2000 was $5.3 million, compared to $143.3 million in 1999. The decrease is due to the acquisition of Shelby Williams in 1999. The Company invested $5.3 million in 2000 and $6.2 million in 1999 in capital additions primarily to increase manufacturing capacities and to improve operating efficiencies, as well as normal recurring capital replacements. The Company's capital budget for 2001 is approximately $6.5 million, which will be used primarily to acquire new equipment.

Cash used in financing activities was $11 million in 2000 for the repayment of debt and the payment of dividends. Cash provided by financing activities was $136.1 million in 1999 primarily related to the borrowings under credit facilities to finance the Shelby Williams acquisition. During 1999, the Company acquired 349,100 shares of its common stock at a total cost of $3 million. The Company is authorized to purchase up to 441,000 additional shares of its common stock under the stock repurchase plan approved by the Board of Directors.

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

OTHER DATA

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flow for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

EBITDA was $42.4 million for fiscal 2000, an 8.8% increase from $39.0 million, on a pro forma basis, for the full fiscal year of 1999. EBITDA margins increased to 13.4% of sales for the 2000 fiscal year from 12.0% on a pro forma basis in 1999.

RISK MANAGEMENT

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. To modify the risk from interest rate fluctuations, the Company enters into interest rate swap transactions that have been authorized pursuant to the Company's policies and procedures. The Company does not use financial instruments for trading purposes. The interest rate swaps are used to modify the Company's exposure to interest rate movements and to reduce borrowing costs. The Company's net exposure to interest rate risk consists of floating-rate instruments based on LIBOR rates.

Assuming October 28, 2000 variable rate debt levels, a one-point increase in interest rates would have increased interest expense by $0.5 million in fiscal year 2000.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Notes to Consolidated Financial Statements for discussion of new accounting pronouncements.


        18 | 19   FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Earnings
For the Years Ended October 28, 2000, October 30, 1999, and October 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------



In thousands, except per-share data                                       2000                    1999                    1998
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $315,732                $222,495                $143,426
Cost of sales, including nonrecurring items                            228,554                 163,992                 103,067
Special and nonrecurring items                                              --                  10,500                     271
------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                            87,178                  48,003                  40,088
Selling, general and administrative expenses                            53,787                  39,289                  29,482
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                        33,391                   8,714                  10,606
Interest expense, net; including interest income of
$380, $225, and $264, respectively                                      17,149                   7,281                     619
Minority interest in consolidated subsidiary                                (2)                    (24)                    (64)
------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                            16,244                   1,457                  10,051
Income tax expense                                                       7,048                     873                   3,701
------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                          $  9,196                $    584                $  6,350
==============================================================================================================================
Basic earnings per share                                              $   1.05                $   0.07                $   0.69
==============================================================================================================================
Diluted earnings per share                                            $   1.05                $   0.07                $   0.68
==============================================================================================================================
See accompanying notes to consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
October 28, 2000, and October 30, 1999

-----------------------------------------------------------------------------------------------------------------------------------

In thousands, except share data                                                                   2000                    1999
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                   $  3,929                $  2,878
  Accounts receivable, less allowances of $1,256 and $1,352, respectively                       40,113                  47,733
  Inventories                                                                                   49,867                  49,078
  Prepayments and other current assets                                                           2,978                   5,080
------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                        96,887                 104,769
------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                                           3,332                   3,368
  Buildings and improvements                                                                    26,124                  25,284
  Machinery and equipment                                                                       40,715                  42,034
------------------------------------------------------------------------------------------------------------------------------
                                                                                                70,171                  70,686
  Less accumulated depreciation                                                                 20,274                  21,845
------------------------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                           49,897                  48,841
------------------------------------------------------------------------------------------------------------------------------
Other assets, net of accumulated amortization:
  Goodwill                                                                                     120,982                 124,381
  Other                                                                                         11,259                  14,215
------------------------------------------------------------------------------------------------------------------------------
    Total other assets                                                                         132,241                 138,596
------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                  $279,025                $292,206
==============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                            $ 15,730                $ 20,890
  Customer deposits                                                                             10,289                  11,765
  Accrued compensation and benefits                                                             11,680                  12,633
  Accrued interest                                                                               4,786                   4,440
  Other accrued liabilities                                                                      2,613                   5,799
  Current maturities of long-term debt                                                           8,468                   2,443
------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                   53,566                  57,970
------------------------------------------------------------------------------------------------------------------------------
Long-term obligations:
  Long-term debt                                                                               145,940                 162,063
  Minority interest in consolidated subsidiary                                                     810                     786
  Other                                                                                          4,032                   2,086
------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                          204,348                 222,905
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, $.02 par value: authorized 20,000,000 shares, issued 9,915,117                     198                     198
  Additional paid-in capital                                                                    47,376                  47,376
  Treasury stock, at cost (1,193,343 and 1,265,151 shares, respectively)                       (14,481)                (15,455)
  Cumulative translation adjustments                                                            (3,175)                   (221)
  Retained earnings                                                                             44,759                  37,403
------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                  74,677                  69,301
------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                    $279,025                $292,206
==============================================================================================================================
See accompanying notes to consolidated financial statements.



        20 | 21   FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity
For the Years Ended October 28, 2000, October 30, 1999, and October 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------

                                                        ADDITIONAL                    CUMULATIVE                         TOTAL
                                             COMMON        PAID-IN       TREASURY    TRANSLATION       RETAINED  STOCKHOLDERS'
In thousands                                  STOCK        CAPITAL          STOCK    ADJUSTMENTS       EARNINGS         EQUITY
------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 1, 1997                      $198        $47,376       $ (6,855)       $  (727)       $33,272        $73,264
  Net earnings                                   --             --             --             --          6,350          6,350
  Translation adjustments                        --             --             --            708             --            708
------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                                 7,058
  Cash dividends                                 --             --             --             --         (1,457)        (1,457)
  Issuance of stock to Employee
    Stock Purchase Plan                          --             --             31             --             --             31
  Exercise of employee incentive
    stock options                                --             --            323             --           (217)           106
  Treasury stock purchases                       --             --         (7,473)            --             --         (7,473)
  Issuance of stock for acquisition              --             --            417             --             --            417
------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1998                      $198        $47,376       $(13,557)       $   (19)       $37,948        $71,946
==============================================================================================================================
  Net earnings                                   --             --             --             --            584            584
  Translation adjustments                        --             --             --           (202)            --           (202)
------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                                   382
  Cash dividends                                 --             --             --             --           (710)          (710)
  Issuance of stock to Employee
    Stock Purchase Plan                          --             --            574             --           (226)           348
  Exercise of employee incentive
    stock options                                --             --            177             --            (77)           100
  Treasury stock purchases                       --             --         (3,017)            --             --         (3,017)
  Issuance of stock for acquisition              --             --            368             --           (116)           252
------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 30, 1999                      $198        $47,376       $(15,455)       $  (221)       $37,403        $69,301
==============================================================================================================================
  Net earnings                                   --             --             --             --          9,196          9,196
  Translation adjustments                        --             --             --         (2,954)            --         (2,954)
------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                                 6,242
  Cash dividends                                 --             --             --             --         (1,394)        (1,394)
  Issuance of stock to Employee
    Stock Purchase Plan                          --             --            692             --           (314)           378
  Exercise of employee incentive
    stock options                                --             --            192             --            (97)            95
  Issuance of stock for acquisition              --             --             90             --            (35)            55
------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 28, 2000                      $198        $47,376       $(14,481)       $(3,175)       $44,759        $74,677
==============================================================================================================================
See accompanying notes to consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
For the Years Ended October 28, 2000, October 30, 1999, and October 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------

In thousands                                                              2000                    1999                    1998
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                          $  9,196               $     584                $  6,350
Adjustments to reconcile net earnings to cash
provided by operating activities:
  Depreciation and amortization                                          9,818                   6,004                   3,753
  Deferred income tax provision                                          6,248                  (5,852)                  1,768
  Minority interest in consolidated subsidiary                              (2)                    (24)                    (64)
  Special and nonrecurring items                                            --                  14,000                   3,681
  Changes in assets and liabilities:
    Accounts receivable                                                  7,184                  (7,685)                   (173)
    Inventories                                                         (2,873)                  1,224                  (4,462)
    Prepayments and other current assets                                  (894)                   (107)                    593
    Other assets                                                        (2,270)                 (1,915)                 (2,953)
    Accounts payable                                                    (4,848)                  1,558                  (1,267)
    Customer deposits                                                   (1,402)                    928                    (660)
    Accrued liabilities                                                 (3,798)                 (3,147)                 (6,116)
    Other liabilities                                                      983                    (612)                   (156)
------------------------------------------------------------------------------------------------------------------------------
    Cash provided by operating activities                               17,342                   4,956                     294
==============================================================================================================================
Cash flows from investing activities:
  Additions to property, plant and equipment                            (5,327)                 (6,245)                 (6,594)
  Cost of businesses acquired (including working capital at
    acquisition of $9,596 in 1999 and $564 in 1998)                         --                (137,101)                (15,962)
  Net proceeds from sale of building                                        --                      --                   5,170
------------------------------------------------------------------------------------------------------------------------------
    Cash used in investing activities                                   (5,327)               (143,346)                (17,386)
==============================================================================================================================
Cash flows from financing activities:
  Repayment of long-term debt                                          (10,098)                (16,309)                 (5,223)
  Proceeds from long-term debt                                              --                 162,000                  20,000
  Cash dividends                                                        (1,394)                   (710)                 (1,457)
  Common stock issuances                                                   528                     700                     137
  Treasury stock purchases                                                  --                  (3,017)                 (7,473)
  Debt issuance costs                                                       --                  (6,582)                     --
------------------------------------------------------------------------------------------------------------------------------
    Cash provided by (used in) financing activities                    (10,964)                136,082                   5,984
==============================================================================================================================
Increase (decrease) in cash and cash equivalents                         1,051                  (2,308)                (11,108)
Cash and cash equivalents - beginning of period                          2,878                   5,186                  16,294
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                             $  3,929               $   2,878                $  5,186
==============================================================================================================================
Supplemental cash flow information:
  Cash paid for interest                                              $ 15,904               $   2,824                $    728
==============================================================================================================================
  Cash paid for taxes                                                 $  2,377               $   6,834                $  5,329
==============================================================================================================================
See accompanying notes to consolidated financial statements.



        22 | 23   FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------


Note 1 - Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2000, 1999, and 1998 ended October 28, 2000, October 30, 1999, and October 31, 1998, respectively, and included 52 weeks. References to years relate to fiscal years rather than calendar years.

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

The Company operates factories in Mexico through wholly-owned subsidiaries which produce all of its table base casting requirements and also certain of its wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon a.s., which manufactures and sells chair frames and fully finished wood chairs throughout Europe and in North America. The Company operates Howe Europe A/S, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract office market. In addition, the Falcon Products (Shenzen) Limited facility located in The Peoples' Republic of China manufactures and markets products primarily for the national accounts market within the Asia-Pacific region. Sales from foreign operations and export sales from domestic facilities were $25.0 million, $18.6 million and $14.0 million in 2000, 1999, and 1998, respectively.

REVENUE RECOGNITION

The Company manufactures products for specific customer orders.
Revenues are recognized and billings are rendered as the product is shipped to the customer.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

INVENTORIES

Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 60% and 50% of the inventories at October 28, 2000, and October 30, 1999, respectively, have been determined using the Last-In, First-Out ("LIFO") method. The remaining inventories are valued using the First-In, First-Out ("FIFO") method. At October 28, 2000, the inventory valued using LIFO approximates FIFO.

Inventories at October 28, 2000, and October 30, 1999, consist of the following:

In thousands                                   2000              1999
---------------------------------------------------------------------
Raw materials                               $32,932           $28,840
Work in process                               9,094            11,570
Finished goods                                7,841             8,668
---------------------------------------------------------------------
                                            $49,867           $49,078
=====================================================================

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

-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------


LONG-LIVED ASSETS

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company periodically assesses the carrying value of long-lived assets, including intangible assets, and recognizes impairment losses if it is determined the carrying values are not recoverable.

OTHER ASSETS

Other assets consist of the following at October 28, 2000, and October
30, 1999:

In thousands                                                        2000              1999
------------------------------------------------------------------------------------------
Goodwill, net of accumulated amortization
  of $7,326 and $3,872                                          $120,982          $124,381
Deferred financing fees, net of accumulated
  amortization of $1,149 and $308                                  5,559             6,318
Deferred catalog costs, net of accumulated
  amortization of $166 and $17                                       798               697
Deferred tax asset                                                    --             2,593
Other, net of accumulated amortization
  of $1,596 and $977                                               4,902             4,607
------------------------------------------------------------------------------------------
                                                                $132,241          $138,596
==========================================================================================

Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over thirty to forty years. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately six to ten years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over three to five years.

PENSION PLAN

The Company has five noncontributory, defined benefit pension plans covering certain hourly and substantially all domestic salaried personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The functional currency for Falcon Mimon a.s. and Howe Europe A/S has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included as a separate component of stockholders' equity.

For the Company's Mexican subsidiaries, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses.

The net foreign currency translation and transaction gains (losses) included in earnings for 2000, 1999, and 1998, were ($46), $267, and ($737) thousand, respectively.

INTEREST RATE HEDGE AGREEMENTS

The Company manages interest rates on borrowings under its credit facility and subordinated notes by using interest rate swap agreements. The interest rate swap agreements are accounted for as a hedge of a debt obligation, and accordingly, the interest differential to be paid or received on the interest rate swaps are recognized as an adjustment to interest expense as the differential occurs.

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


        24 | 25   FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-------------------------------------------------------------------------------




-------------------------------------------------------------------------------


RECENTLY ISSUED ACCOUNTING STANDARDS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" provides standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the Consolidated Balance Sheet at fair value and establishes criteria for hedges of changes in the fair value of assets, liabilities or firm commitments and certain other items. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income depending on whether it is an effective part of a hedged transaction. The standard will be effective for the Company beginning October 29, 2000. The adoption of SFAS No. 133 will not have a material effect on the consolidated financial statements.

Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" requires that all amounts billed to customers in sale transactions related to shipping and handling represent revenues earned for the goods provided and should be classified as such. Upon adoption, comparative financial statements for the prior periods must comply with the classification guidelines of this issue. This conclusion becomes effective for the Company during fiscal year 2001. At this time, management does not believe that the adoption of EITF Issue No. 00-10 will have a material effect on the consolidated financial statements.

Note 2 - Business Acquisitions

In June 1999, the Company acquired all of the common stock of Shelby Williams Industries, Inc. and its subsidiaries ("Shelby Williams") for a cash price of $137.1 million. Shelby Williams is a leading manufacturer of contract seating for the commercial contract furniture market. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. The purchase price was allocated to the assets and liabilities based on estimated fair values at the date of acquisition. This resulted in an excess of purchase price over assets acquired of $99.2 million, which is being amortized on a straight-line basis over 40 years.

In March 1998, the Company acquired the stock of Howe Furniture Corporation and its subsidiaries ("Howe") for $16.6 million, and assumed $2.2 million of outstanding long-term debt of Howe. Howe specializes in the design, engineering and marketing of tables for the contract office and hospitality markets. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. This resulted in an excess of the purchase price over assets acquired of $13.9 million, which is being amortized on a straight-line basis over 40 years.

Following are the Company's unaudited pro forma results, excluding special and nonrecurring items, assuming the acquisitions occurred as of the beginning of each period presented:

In thousands, except per-share data            1999              1998
---------------------------------------------------------------------
Net sales                                  $325,814          $307,939
Net earnings                                  7,356             5,943
Basic and diluted earnings per share           0.83              0.64
---------------------------------------------------------------------

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results had the combinations been in effect during the periods presented, or of future results.

Note 3 - Special and Nonrecurring Items

During 1999, in conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14 million, $8.7 million after taxes or $0.97 per share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to the closing of certain duplicative manufacturing facilities. Included in this charge is $3.5 million to write down the carrying value of inventory, which is included in Cost of Sales, while the remaining components are reported in Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings. This one-time charge includes costs associated with asset write-downs, asset dispositions and other related costs associated with closing the duplicative manufacturing facilities of $11.6 million, real estate exit costs of $1 million and severance costs related to the elimination of approximately 500 positions of $1.4 million. All items were paid or utilized by October 28, 2000.

During 1998, the Company recorded a pre-tax charge of $4.7 million, $2.9 million after-tax or $0.32 per share, related to management's decision to discontinue and dispose of the Company's hotel casegoods line of business. The charge was substantially all utilized in 1998 and entailed the write-down of assets, including goodwill, inventories and equipment associated with the product line located in the Tijuana, Mexico, facility. Of the total charge, Cost of Sales includes a $3.3 million charge to

-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------


write down the carrying value of inventory. The remaining components of the charge have been reported in Special and Nonrecurring Items in the Consolidated Statements of Earnings and are related to impairment charges and reserves for losses on disposal of certain assets and exit costs for lease termination.

In 1998, the Company also recorded a $1.3 million pre-tax gain, $0.8 million after-tax or $0.09 per share, on the sale of the Company's corporate headquarters building during 1998, which is included in Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings. The Company entered into a two-year lease agreement to lease back a portion of the premises, and accordingly, the portion of the total $2.5 million gain representing the present value of the operating lease payments, approximately $1.2 million, was deferred and is included in other liabilities on the accompanying Consolidated Balance Sheets. The deferred gain will be credited to income as a reduction to rent expenses over the term of the lease.

During the fourth quarter of 1998, the Company recorded an additional pre-tax charge of $0.2 million, $0.1 million after-tax or $0.01 per share, related to the consolidation of the Company's manufacturing facilities that was announced in 1997.

Note 4 - Rental Expense and Lease Commitments

The Company leases certain manufacturing facilities, office and showroom space, and certain office and transportation equipment under noncancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2006.

The future minimum rental commitments due under lease agreements are as follows at October 28, 2000:

                                            CAPITAL         OPERATING
In thousands                                 LEASES            LEASES
---------------------------------------------------------------------
2001                                           $ 61           $ 3,036
2002                                             61             2,576
2003                                             61             2,472
2004                                             61             2,184
2005                                             --             1,987
Later years                                      --             9,213
---------------------------------------------------------------------
Total minimum lease payments                    244           $21,468
                                                              =======
Less-amount representing interest               (22)
---------------------------------------------------
Present value of minimum
  lease payments                               $222
===================================================

Total operating lease and rental expense was approximately $2.8, $2.4, and $1.6 million in 2000, 1999, 1998, respectively.

Note 5 - Long-Term Debt

Long-term debt consists of the following at October 28, 2000 and October 30, 1999:

In thousands                                                  2000                    1999
------------------------------------------------------------------------------------------
Term loan expiring April 30, 2005,
  interest at LIBOR + 2.25%                               $ 51,150                $ 60,000
11.375% Senior subordinated notes,
  due June 15, 2009                                        100,000                 100,000
Revolving line of credit,
  interest at LIBOR + 2.25%                                     --                      --
Notes payable to a foreign bank, secured
  by certain assets of Falcon Mimon,
  due in varying monthly installments,
  interest ranging from LIBOR + 1.4%
  to LIBOR + 2.15%                                           1,683                   2,393
Notes payable to a foreign bank, secured
  by certain assets of Howe Europe, due in
  varying quarterly installments, interest
  at 4.5% to 5.1%                                            1,353                   1,841
Obligations under capital leases, due
  in annual installments through
  November 16, 2003, interest at 4.0%                          222                     272
------------------------------------------------------------------------------------------
                                                           154,408                 164,506
Less current maturities                                      8,468                   2,443
------------------------------------------------------------------------------------------
                                                          $145,940                $162,063
==========================================================================================

The Company's long-term debt matures (in thousands) as follows: $8,468 in 2001, $10,830 in 2002, $12,177 in 2003, $14,863 in 2004, $8,070 in
2005 and $100,000 thereafter.

In June 1999, the Company entered into a new $120 million senior secured credit facility (the "Senior Secured Credit Facility") with a group of financial institutions which provides for a six-year term loan of $70 million (the "Term Loan") and a six-year revolving credit facility of up to $50 million (the "Revolving Credit Facility"). At October 28, 2000, the Company had outstanding indebtedness of $51.2 million under the Term Loan, and no amounts were outstanding under the Revolving Credit Facility.

The loans outstanding under the Senior Secured Credit Facility bear interest at the Company's option, at (1) the London Interbank Offered Rate ("LIBOR") plus the applicable margin, or (2) the greater of the Prime Rate and the rate which is 1% in excess of the rates on overnight Federal Funds transactions as published by the Federal Reserve Bank of New York (the "Base Rate"),


        26 | 27   FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-------------------------------------------------------------------------------




-------------------------------------------------------------------------------


plus the applicable margin. The applicable margin is determined based on total leverage ratio, as defined. For the Revolving Credit Facility and the Term Loan, the applicable margin will range from 1.75% to 2.50% for LIBOR borrowings and from 0.75% to 1.50% for Base Rate borrowings.

Concurrently with entering into the Senior Secured Credit Facility, the Company issued $100 million of 11.375% Senior Subordinated Notes (the "Senior Subordinated Notes") due June 15, 2009, with interest payable semiannually commencing December 15, 1999. The proceeds from the issuance were used in conjunction with the Senior Secured Credit Facility to finance the Shelby Williams acquisition along with the fees and expenses associated with the acquisition. At any time prior to June 15, 2002, the Company may redeem up to 35% of the aggregate principal amount at a redemption price of 111.375% of the principal amount, with the net cash proceeds from public equity offerings.

Under the terms of the Senior Secured Credit Facility and the indentures pursuant to which the Senior Subordinated Notes have been issued (the "Indenture"), the Company must comply with certain covenants including limitations relating to the payment of dividends and the maintenance of specific ratios.

Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of October 28, 2000, and October 30, 1999, was approximately $145 million and $165 million, respectively.

At October 28, 2000, the Company had letters of credit outstanding of approximately $1.8 million relating to insurance reserves and certain foreign purchases.

To manage the relative mix of the Company's debt between fixed and variable rate instruments, the Company entered into two interest rate swap agreements to modify the interest rate characteristics without an exchange of the underlying principal amount. At October 28, 2000, the Company has an interest rate collar agreement with a notional amount of $35 million that provides a cap (8%) and a floor (5.25%) for LIBOR rates. The Company makes payments when interest rates fall below the floor level and receives payments when interest rates rise above the cap. At October 28, 2000, there were no payables or receivables under the interest rate collar agreement. The Company has interest rate swap agreements with a notional amount of $65 million that have the Company paying a swap rate of 11.26% and receiving a swap rate of 11.375% through June 2004. At October 28, 2000, the fair value of the interest rate swap agreements is ($1.5) million.

Management believes that the seller of the interest rate swap agreement will be able to meet its obligation under the agreement. The Company has policies regarding the financial stability and credit standing of major counterparties. Nonperformance by the counterparty is not anticipated nor would it have a material adverse effect on the results of operations or financial position of the Company.

Note 6 - Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

The components of income tax expense are as follows:

In thousands                                   2000           1999           1998
---------------------------------------------------------------------------------
Current:
  Federal                                    $  648        $ 1,755         $1,551
  State                                          41            255            207
  Foreign                                       111            304            175
Deferred                                      6,248         (1,441)         1,768
---------------------------------------------------------------------------------
                                             $7,048        $   873         $3,701
=================================================================================

The following is a reconciliation between statutory federal income tax expense and actual income tax expense:

In thousands                                   2000           1999           1998
---------------------------------------------------------------------------------
Computed "expected" federal
  income tax expense                         $5,522          $ 494         $3,417
Increase (decrease) resulting from:
  State income taxes                            767             58            393
  Nondeductible goodwill amortization         1,059            532            164
  Other, net                                   (300)          (211)          (273)
---------------------------------------------------------------------------------
                                             $7,048          $ 873         $3,701
=================================================================================

-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------


The significant components of deferred income tax assets and liabilities are as follows:

In thousands                                               2000              1999
=================================================================================
Deferred tax assets:
  Reserves and accruals                                 $ 5,400           $ 7,377
  Net operating loss carryforward                           352               675
---------------------------------------------------------------------------------
                                                          5,752             8,052
Deferred tax liabilities:
  Depreciation and other property
    basis differences                                    (1,682)           (1,225)
  Inventories                                            (2,806)             (265)
  Other                                                  (2,324)           (1,374)
---------------------------------------------------------------------------------
                                                         (6,812)           (2,864)
---------------------------------------------------------------------------------
Net deferred income tax (liability) asset               $(1,060)          $ 5,188
=================================================================================

Net current deferred income tax liabilities and net non-current deferred income tax liabilities are included in accrued liabilities and other long-term obligations, respectively, in the accompanying
Consolidated Balance Sheets. The Company's net operating loss carryforward expires in 2013.

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

The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 2,000 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements. Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

The Company accounts for the option plans using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."
Accordingly, no compensation expense has been recognized relating to the stock options.

Stock option transactions under the plans for 2000, 1999, and 1998, are summarized below:

                                                    2000                          1999                          1998
                                            ----------------------        ----------------------        ----------------------
                                            AVERAGE         NUMBER        AVERAGE         NUMBER        AVERAGE         NUMBER
                                              PRICE      OF SHARES          PRICE      OF SHARES          PRICE      OF SHARES
------------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year     $11.09      1,289,970         $11.66        870,848         $10.70        687,892
Options granted                                9.22         24,000          10.52        567,000          14.07        242,550
Options canceled                              11.38        110,700          12.45        135,839          13.55         37,791
Options exercised                              6.68         14,717           8.03         12,039           4.88         21,803
------------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year           $11.08      1,188,553         $11.09      1,289,970         $11.66        870,848
==============================================================================================================================
Exercisable at end of year                                 734,033                       530,340                       447,663
==============================================================================================================================

Stock options outstanding at October 28, 2000:

                                                      OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                                         ----------------------------------------------        -------------------------------
                                             NUMBER         REMAINING  WEIGHTED AVERAGE            NUMBER     WEIGHTED AVERAGE
RANGE OF EXERCISE                        OF OPTIONS  CONTRACTUAL LIFE    EXERCISE PRICE        OF OPTIONS       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------
$ 0.60 - $ 9.77                             513,153               4.8            $ 9.07           413,953               $ 9.11
$10.00 - $13.13                             396,450               7.0             11.41           176,330                11.20
$13.31 - $15.00                             278,950               6.7             14.30           143,750                14.34
------------------------------------------------------------------------------------------------------------------------------
                                          1,188,553               6.0            $11.08           734,033               $10.64
==============================================================================================================================


        28 | 29   FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-------------------------------------------------------------------------------




-------------------------------------------------------------------------------


Pro forma net earnings and net earnings per common share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

In thousands, except per-share data            2000              1999              1998
---------------------------------------------------------------------------------------
Net earnings - pro forma                     $8,629             $  55            $6,127
Net earnings per share - pro forma           $ 0.98             $0.01            $ 0.66
Weighted-average fair value of
  options granted                            $ 4.64             $3.07            $ 6.64
=======================================================================================

For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

In thousands                                   2000              1999              1998
---------------------------------------------------------------------------------------
Expected dividend yield                           1%                1%                1%
Expected stock price volatility                  30%               30%               30%
Risk-free interest rate                         5.5%              5.2%              5.8%
Expected life of option                   5.8 years         6.2 years          10 years
=======================================================================================

In 1998, the Company adopted an Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan, employees may contribute up to 10% of their gross income to purchase stock of the Company at 85% of the lesser of the fair market value on the grant date or the exercise date.

Note 8 - Earnings Per Share

In accordance with SFAS No. 128, the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 2000, 1999, and 1998.

In thousands, except per-share data            2000              1999              1998
---------------------------------------------------------------------------------------
Net earnings                                 $9,196            $  584            $6,350
=======================================================================================
Average shares outstanding                    8,741             8,825             9,156
Assumed exercise of options
  (treasury method)                              49                53               126
---------------------------------------------------------------------------------------
Average shares outstanding
  adjusted for dilutive effects               8,790             8,878             9,282
=======================================================================================
Basic earnings per share                     $ 1.05            $ 0.07            $ 0.69
=======================================================================================
Diluted earnings per share                   $ 1.05            $ 0.07            $ 0.68
=======================================================================================

Basic earnings per share was computed by dividing earnings available to common stockholders by the weighted average shares of common stock outstanding during the year. Diluted earnings available to common stockholders was determined assuming the options issued and outstanding were exercised as of the first day of the respective year of the grant date. Options to purchase 852,610 shares at a weighted average exercise price of $12.02 per share, 748,550 shares at a weighted average exercise price of $12.61 per share and 386,850 shares at a weighted average exercise price of $14.23 were outstanding during 2000, 1999, and 1998, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common stock.

Note 9 - Pension Plans

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

In thousands                                                     2000              1999
---------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                       $30,990           $ 6,621
Service cost                                                    1,855               718
Interest cost                                                   2,220               458
Actuarial (gain) loss                                            (368)             (642)
Acquisition                                                        --            24,518
Benefits paid                                                  (1,968)             (683)
---------------------------------------------------------------------------------------
Benefit obligation at end of year                             $32,729           $30,990
=======================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                $30,285           $ 5,856
Actual return on plan assets                                    1,994               392
Acquisition                                                        --            23,312
Employer contributions                                             88             1,408
Benefits paid                                                  (1,968)             (683)
---------------------------------------------------------------------------------------
Fair value of plan assets at end of year                      $30,399           $30,285
=======================================================================================
RECONCILIATION OF FUNDED STATUS
Funded status (underfunded)/overfunded                        $(2,330)          $  (705)
Unrecognized net actuarial (gain)/loss                            216               361
Unrecognized transition (asset)/obligation                        (93)               (8)
Unrecognized prior service cost                                   469               441
---------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                $(1,738)          $    89
=======================================================================================
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                                  $ 1,855           $   718
Interest cost                                                   2,220               458
Expected return on plan assets                                 (2,634)             (492)
Amortization of plan assets                                        --                16
Amortization of prior service cost                                 73                72
Amortization of transition (asset)/obligation                     (33)              (41)
Recognized net actuarial loss/(gain)                               10               (11)
---------------------------------------------------------------------------------------
Net periodic benefit cost                                     $ 1,491           $   720
=======================================================================================

-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------


The following actuarial assumptions were used in determining the Company's net periodic pension cost and projected benefit obligation:

                                              2000              1999
--------------------------------------------------------------------
Discount rate                                 7.75%             7.50%
Rate of salary increase                       5.00%             5.00%
Expected long-term rate
  of return on plan assets                    9.00%             9.00%
====================================================================

Note 10 - Business Segment Information

The Company operates in one product business segment, the manufacturing and sale of commercial furniture. Additionally, the Company's operations are located worldwide and are analyzed on a consolidated basis.

Note 11 - Transactions with Related Parties

Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or purchase some of the Company's products. During 2000, 1999, and 1998, the Company's transactions with those directors or their affiliates totaled approximately $456, $874, and $222 thousand, respectively.

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

Note 13 - Quarterly Financial Information (Unaudited)

In thousands, except per-share data
2000                                          FIRST            SECOND             THIRD            FOURTH
---------------------------------------------------------------------------------------------------------
Net sales                                   $75,073           $79,548           $78,104           $83,007
Gross margin                                 21,311            21,300            21,350            23,217
Net earnings                                  2,065             2,347             2,687             2,097
Diluted earnings per share                  $  0.24           $  0.27           $  0.31           $  0.24
=========================================================================================================

1999                                          FIRST            SECOND             THIRD            FOURTH
---------------------------------------------------------------------------------------------------------
Net sales                                   $34,595           $36,469           $59,884           $91,547
Special and nonrecurring items                   --                --            10,500                --
Gross margin                                  9,902            10,672             2,817            24,612
Net earnings (loss)                           1,864             1,970            (6,229)            2,979
Diluted earnings (loss) per share           $  0.21           $  0.23           $ (0.71)          $  0.34
=========================================================================================================


        30 | 31   FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-------------------------------------------------------------------------------

Report of Independent Public Accountants


-------------------------------------------------------------------------------


TO FALCON PRODUCTS, INC.:

We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of October 28, 2000, and October 30, 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended October 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of October 28, 2000 and October 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 28, 2000, in conformity with accounting principles generally accepted in the United States.




ARTHUR ANDERSEN LLP
St. Louis, Missouri
December 13, 2000

-----------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data



-----------------------------------------------------------------------------------------------------------------------------------

In thousands, except per-share data                              2000        1999        1998        1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------------
Operating Data:
  Net sales                                                  $315,732    $222,495    $143,426    $113,010    $100,702     $79,647
  Cost of sales, including nonrecurring items                 228,554     163,992     103,067      79,507      69,125      52,883
  Special and nonrecurring items                                   --      10,500         271       3,700          --          --
---------------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                 87,178      48,003      40,088      29,803      31,577      26,764
  Selling, general and administrative expenses                 53,787      39,289      29,482      22,044      20,469      16,992
---------------------------------------------------------------------------------------------------------------------------------
  Operating profit                                             33,391       8,714      10,606       7,759      11,108       9,772
  Interest expense (income), net                               17,149       7,281         619        (139)        (95)       (141)
  Minority interest                                                (2)        (24)        (64)        (47)        (89)         44
---------------------------------------------------------------------------------------------------------------------------------
  Earnings from continuing
    operations before income taxes                             16,244       1,457      10,051       7,945      11,292       9,869
  Income tax expense                                            7,048         873       3,701       3,019       4,291       3,693
---------------------------------------------------------------------------------------------------------------------------------
  Net earnings from continuing operations                       9,196         584       6,350       4,926       7,001       6,176
  Discontinued operations, net of tax                              --          --          --         938       1,432       1,281
  Gain on sale of discontinued operations, net of tax              --          --          --       6,770          --          --
---------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                               $  9,196    $    584    $  6,350    $ 12,634    $  8,433     $ 7,457
=================================================================================================================================

Earnings Per Share - Diluted:(1)
  Continuing operations                                      $   1.05    $   0.07    $   0.68    $   0.50    $   0.71     $  0.64
  Discontinued operations                                          --          --          --        0.09        0.15        0.13
  Gain on sale of discontinued operations                          --          --          --        0.69          --          --
---------------------------------------------------------------------------------------------------------------------------------
  Net earnings per share                                     $   1.05    $   0.07    $   0.68    $   1.28    $   0.86     $  0.77
=================================================================================================================================
  Cash dividends per share                                   $   0.16    $   0.08    $   0.16    $   0.14    $   0.10     $  0.07
=================================================================================================================================

Financial Position:
  Working capital                                            $ 43,321    $ 46,799    $ 35,756    $ 38,691    $ 34,531     $29,927
  Property, plant and equipment, net                           49,897      48,841      27,498      25,211      24,485      21,529
  Capital expenditures                                          5,327       6,245       6,594       3,807       4,449       4,969
  Total assets                                                279,025     292,206     111,974      99,357      84,388      74,884
  Total debt                                                  154,408     164,506      18,815       1,794       1,405       1,889
  Stockholders' equity                                         74,677      69,301      71,946      73,264      68,476      58,307
=================================================================================================================================

(1)Per-share data reflects adjustments related to the December 1995, 10% stock dividend.


        32 |      FALCON PRODUCTS, INC. 2000 ANNUAL REPORT

-------------------------------------------------------------------------------

Corporate Directory and Shareholder Information


-------------------------------------------------------------------------------


BOARD OF DIRECTORS

FRANKLIN A. JACOBS *
Chairman of the Board and
Chief Executive Officer,
Falcon Products, Inc.

RAYNOR E. BALDWIN +
President,
Woodsmiths, Inc.

MELVIN F. BROWN +
Chairman Emeritus,
Deutsche Financial Services

DONALD P. GALLOP *
Chairman,
Gallop, Johnson & Neuman, L.C.
Attorneys At Law

JAMES L. HOAGLAND
Retired, Past President and Chief
Executive Officer,
Graybar Electric Company, Inc.

S. LEE KLING *
Chairman of the Board,
Kling Rechter & Co., Inc.

LEE M. LIBERMAN +
Retired, Past Chairman
of the Board,
Laclede Gas Company

DAVID L. MORLEY
President and
Chief Operating Officer,
Falcon Products, Inc.

JAMES SCHNEIDER
Broker,
International Monetary Market,
Chicago Mercantile Exchange

[FN]
* Member Executive Committee
+ Member Audit Committee

CORPORATE OFFICERS

FRANKLIN A. JACOBS
Chairman of the Board and
Chief Executive Officer

DAVID L. MORLEY
President and
Chief Operating Officer

STEPHEN E. COHEN
Vice President, Sales and
Marketing

ROBERT P. COULTER
President and
Chief Operating Officer,
Shelby Williams Industries, Inc.

JOHN K. CRONIN
Vice President, Contract

MICHAEL J. DRELLER
Vice President, Finance and Chief
Financial Officer

LYNDA GARRISON
Vice President, Support Services
and Systems Development

RICHARD HNATEK
Senior Vice President, Quality

GREGORY E. HOLROYD
Vice President, Sales,
Shelby Williams Industries, Inc.

MICHAEL JACOBS
Vice President, International

MICHAEL J. KULA
Vice President, Corporate
Technology and Development

CHARLES A. PINEAU
Vice President, Human Resources

JACKSON H. SPIDELL
Vice President, Operations

DANIEL L. STEINBERG
Vice President, Information
Technologies

W. CRAIG WATTS
President and
Chief Executive Officer,
Epic Furniture Group

TRANSFER AGENT

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800 368 5948

INDEPENDENT
PUBLIC ACCOUNTANTS

Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101

CORPORATE COUNSEL

Gallop, Johnson & Neuman, L.C.
101 South Hanley Road
St. Louis, Missouri 63105

FACILITIES

CORPORATE HEADQUARTERS:

9387 Dielman Industrial Drive
St. Louis, Missouri 63132
www.falconproducts.com

DOMESTIC MANUFACTURING
FACILITIES:

22 Falcon Drive
Belmont, Mississippi 38827

2075 Highway 43
Canton, Mississippi 39046

50 Amor Avenue
Carlstadt, New Jersey 07072

86 Route 4 East
Englewood, New Jersey 07631

150 Shelby Williams Drive
Morristown, Tennessee 37813

810 West Highway 25/70
Newport, Tennessee 37821

603 Meacham Road
Statesville, North Carolina 28677

FOREIGN FACILITIES:

Falcon de Juarez, S.A. de C.V.
APDO, Postal 2519 E.
CD Juarez, Chih., Mexico
U.S.A. - P.O. Box 12865

Falcon Mimon a.s.
Hvezdovska 644
47124 Mimon
Czech Republic

Falcon Products (Shenzhen)
Limited
Pin Hu Cun, Pin Hu Zheng
Shenzhen
The People's Republic of China
518111

Howe Europe A/S
Fabriksvej 15c Roejle
5500 Middelfart, Denmark

Industrial Mueblera Shelby
Williams, S.A. DE C.V.
Manzana IV, Lote 1, Parque
Industrial Calera DE V.R. 98500
Calera, Zacatecas, Mexico

SHOWROOMS / SALES OFFICES:

11-111 and 11-94 Merchandise Mart
Chicago, Illinois 60654

3525 Piedmont Road North East
Suite 100
Atlanta, Georgia 30305

1444 Oak Lawn Avenue
Suite 612
Dallas, Texas 75207

7026 Old Katy Road
Suite 267
Houston, Texas 77024

8687 Melrose Avenue
Los Angeles, California 90069

8211 West Brownard Boulevard
Suite 120
Plantation, Florida 33324

150 East 58th Street
Suite 300
New York, New York 10005

FORM 10-K

A copy of the Annual Report to
the Securities and Exchange
Commission on Form 10-K may be
obtained from the Company at
no charge.

Direct your written requests to:
Corporate Secretary
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132

TRADING INFORMATION

Falcon Products, Inc., common
stock is traded on the New York
Stock Exchange under the symbol
FCP.

ANNUAL MEETING

The Annual Meeting of
Shareholders will be held on
Thursday, March 15, 2001,
at 4:00 p.m. Central Standard Time
at the St. Louis Club, 16th Floor,
7701 Forsyth Boulevard,
Clayton, Missouri 63105