Form 10-K405, Exhibit 13
period 2001-11-03
FALCON PRODUCTS INC /DE/
filed 2002-01-30
CIK 34339

                                                            EXHIBIT 13


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

                                                                    NOVEMBER 3, 2001       October 28, 2000       October 30, 1999
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      100.0%                 100.0%                 100.0%
Cost of sales, including nonrecurring items                                     77.4                   73.7                   74.9
----------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                    22.6                   26.3                   25.1
Selling, general and administrative expenses                                    17.9                   16.2                   16.9
Special and nonrecurring items                                                   4.0                     --                    4.5
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                 0.7                   10.1                    3.7
Interest expense, net                                                            5.5                    5.2                    3.1
----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                             (4.8)                   4.9                    0.6
Income tax expense (benefit)                                                    (1.4)                   2.1                    0.4
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                             (3.4)%                  2.8%                   0.2%
==================================================================================================================================
Supplemental Information - Before Special and Nonrecurring Items
----------------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                                  24.5%                  26.3%                  26.6%
----------------------------------------------------------------------------------------------------------------------------------
  Operating profit                                                               6.6                   10.1                    9.7
----------------------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                                   1.2                    4.9                    6.6
----------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                                   0.4%                   2.8%                   4.0%
==================================================================================================================================

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 ended November 3, 2001, and included 53 weeks. Fiscal years 2000 and 1999, ended October 28, 2000, and October 30, 1999, respectively, and included 52 weeks. References to years relate to fiscal years rather than calendar years.

NET SALES
In 2001, net sales were $314.1 million, compared with $331.1 million in 2000, a decrease of 5.1%. The decrease primarily resulted from a decline in sales to the hospitality market related to the weak market conditions during the year, partially offset by an increase in sales to the food service and contract office markets.

In 2000, net sales were $331.1 million, an increase of 42.1% over 1999 net sales of $233.0 million. The sales increase over the prior year is primarily the result of the Shelby Williams acquisition.

COSTS AND EXPENSES
The Company's reported operating results for fiscal years 2001 and 1999 included special and nonrecurring items associated with various strategic initiatives the Company has undertaken.

During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The cash component of the pre-tax charge is $4.7 million. The charge is a result of the Company's strategic initiatives to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company will close its Statesville, North Carolina facility, and significantly downsize its Zacatecas, Mexico, facility, and transfer production into the Company's other plants. This charge includes costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, real estate holding exit costs, employee severance of approximately 400 employees and other related costs associated with exiting the closed facilities. Cost of sales includes a $6.0 million charge to


PAGE 14 FALCON PRODUCTS INC. 2001 ANNUAL REPORT write-down the carrying value of inventory. In 2002, the Company expects to record an additional $0.4 million to $0.5 million pre-tax charge to finalize these strategic initiatives.

During 1999, in conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14 million, $8.7 million after taxes or $0.97 per diluted share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to the closing of certain duplicative manufacturing facilities.

In 2001, the Company's gross margin was $70.8 million, compared with $87.2 million in 2000. Excluding the special and nonrecurring items in 2001, gross margin was $76.8 million, a decrease of 11.9% from 2000. Gross margin as a percent of sales, excluding the special and nonrecurring items, was 24.5% in 2001 as compared to 26.3% in 2000. Gross margin as a percent of sales decreased primarily due to product mix and pricing pressures, and the decline in sales, which reduced fixed overhead absorption and negatively impacted efficiencies at the manufacturing plants. The pricing pressure experienced by the Company was largely confined to the hospitality market and was driven by the weak market conditions within that market.

During 2000, the Company's gross margin increased to $87.2 million, or 49.0% over 1999's gross margin of $58.5 million, primarily due to increased sales volume from the Shelby Williams acquisition. Gross margin as a percent of sales, excluding the special and nonrecurring items in 1999, decreased to 26.3% in 2000 from 26.6% in 1999. The decrease was primarily attributed to a change in product mix associated with the addition of the Shelby Williams business. Combining the businesses also resulted in excess manufacturing capacity, and as a result, the Company decided to close its Lewisville, Arkansas, City of Industry, California, and Tijuana, Mexico, facilities. These closings negatively impacted the gross margin percentage for the year.

Selling, general and administrative expenses were $56.2 million, $53.8 million, and $39.3 million, in 2001, 2000, and 1999, respectively. The increase in 2001 from 2000 is a result of the addition of Epic Furniture Group and increased spending for marketing programs and information systems infrastructure support, partially offset by a reduction in variable selling expense related to the decline in sales. The increase in 2000 from 1999 is principally related to the acquisition of Shelby Williams. As a percent of sales, the expense rate was 17.9% in 2001, 16.2% in 2000, and 16.9% in 1999. The increase in the expense rate in 2001 from 2000 is a result of the increased spending discussed above and the decrease in sales. The decrease in the expense rate in 2000 from 1999 is primarily due to the elimination of duplicative selling and administrative expenses from combining the Falcon and Shelby Williams businesses, and a lower level of marketing and selling expenses required to support the combined businesses.

INTEREST AND TAXES
Net interest expense was $17.1 million, $17.1 million, and $7.3 million, in 2001, 2000, and 1999, respectively. Interest expense increased in 2000 from 1999 due to a full year of outstanding borrowings as a result of the Shelby Williams acquisition as compared with a partial year of outstanding borrowings in 1999.

Income tax expense (benefit) was $(4.2) million, $7.0 million, and $0.9 million, in 2001, 2000, and 1999, respectively. The effective income tax rate was 28.1% in 2001, 43.4% in 2000, and 59.9% in 1999. The effective tax rate includes non-deductible goodwill in all periods.

NET EARNINGS
Net earnings (loss) were $(10.8) million or $(1.22) per share in 2001 as compared to $9.2 million or $1.05 per share in 2000. Excluding the special and nonrecurring items, net earnings were $1.4 million, or $0.15 per share, in 2001. The decrease in net earnings in 2001 was due to the previously discussed factors, primarily the decline in sales and the decrease in gross margin as a percent of sales.

Net earnings increased to $9.2 million or $1.05 per share in 2000 from $0.6 million or $0.07 per share in 1999. The increase is due to the special and nonrecurring charge recorded in 1999 related to the integration of the Shelby Williams business. Excluding special and nonrecurring items, net earnings were $9.2 million or $1.05 per share in 2000, compared with $9.3 million or $1.04 per share in 1999.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital at November 3, 2001, was $32.3 million and its ratio of current assets to current liabilities was 1.5 to 1. Cash provided by operating activities was $10.9 million in 2001, $17.3 million in 2000 and $5.0 million in 1999.

Cash used in investing activities was $5.8 million, $5.3 million, and $143.3 million in 2001, 2000, and 1999, respectively. The decrease is due to the acquisition of Shelby Williams in 1999. The Company invested $5.8 million in 2001, $5.3 million in 2000, and $6.2 million in 1999 in capital additions primarily to


                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 15

Management's Discussion and Analysis of
Financial Condition and Results of Operation
(continued)


improve operating efficiencies and increase manufacturing capacities, as well as normal recurring capital replacements. The Company's capital budget for 2002 is approximately $5.5 million, which will be used primarily to acquire new equipment.

Cash used in financing activities was $7.3 million in 2001 and $11.0 million in 2000 and principally relates to the repayment of long-term debt and the payment of cash dividends. Cash provided by financing activities was $136.1 million in 1999 primarily related to the borrowings under credit facilities to finance the Shelby Williams acquisition. During 1999, the Company acquired 349,100 shares of its common stock at a total cost of $3 million.

The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.

Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to either increase prices or improve efficiencies to offset the impact of inflation, and management presently believes that the Company will continue to be able to do so.

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

EBITDA was $31.5 million, excluding the special and nonrecurring charge, for fiscal 2001, $42.4 million for fiscal 2000, and $39.0 million, on a pro forma basis, for the full fiscal year of 1999. EBITDA margins were 10.0% of sales for fiscal 2001, 12.8% for 2000, and 11.5% on a pro forma basis in 1999.

RISK MANAGEMENT
The Company is exposed to market risk from changes in interest rates and foreign exchange rates. To modify the risk from interest rate fluctuations, the Company enters into interest rate swap transactions that have been authorized pursuant to the Company's policies and procedures. The Company does not use financial instruments for trading purposes. The interest rate swaps are used to modify the Company's exposure to interest rate movements and to reduce borrowing costs. The Company's net exposure to interest rate risk consists of floating-rate instruments based on LIBOR.

Assuming November 3, 2001 variable rate debt levels, a one-point increase in interest rates would have increased net interest expense by $0.5 million in fiscal year 2001.

GENERAL ECONOMIC CONDITIONS
It is difficult to assess the impact that the current economic slowdown will have on future operations. The general economic slowdown could result in reduced spending by customers, which could reduce our sales and operating cash flow.

RECENTLY ISSUED ACCOUNTING STANDARDS
See Notes to Consolidated Financial Statements for discussion of new accounting pronouncements.




PAGE 16 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

Consolidated Statements of Earnings
For the Years Ended November 3, 2001, October 28, 2000, and October 30, 1999


In thousands, except per-share data                                       2001                    2000                    1999
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $314,116                $331,078                $233,019
Cost of sales, including nonrecurring items                            243,272                 243,900                 174,516
------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                            70,844                  87,178                  58,503
Selling, general and administrative expenses                            56,172                  53,787                  39,289
Special and nonrecurring items                                          12,642                      --                  10,500
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                         2,030                  33,391                   8,714
Interest expense, net; including interest income of $117, $380,
   and $225, respectively                                               17,149                  17,149                   7,281
Minority interest in consolidated subsidiary                              (133)                     (2)                    (24)
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                    (14,986)                 16,244                   1,457
Income tax expense (benefit)                                            (4,215)                  7,048                     873
------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                   $(10,771)               $  9,196                $    584
==============================================================================================================================
Basic and diluted earnings (loss) per share                           $  (1.22)               $   1.05                $   0.07
==============================================================================================================================
See accompanying notes to consolidated financial statements.


                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 17

Consolidated Balance Sheets
November 3, 2001, and October 28, 2000

In thousands, except share data                                                                   2001                    2000
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                  $  1,670                $  3,929
   Accounts receivable, less allowances of $949 and $1,256, respectively                        35,268                  40,113
   Inventories                                                                                  49,224                  49,867
   Prepayments and other current assets                                                          6,977                   2,978
------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                      93,139                  96,887
------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land                                                                                          3,392                   3,332
   Buildings and improvements                                                                   20,345                  26,124
   Machinery and equipment                                                                      44,953                  40,715
------------------------------------------------------------------------------------------------------------------------------
                                                                                                68,690                  70,171
   Less accumulated depreciation                                                                26,156                  20,274
------------------------------------------------------------------------------------------------------------------------------
      Net property, plant and equipment                                                         42,534                  49,897
------------------------------------------------------------------------------------------------------------------------------
Other assets, net of accumulated amortization:
   Goodwill                                                                                    117,474                 120,982
   Other                                                                                        14,320                  11,259
------------------------------------------------------------------------------------------------------------------------------
      Total other assets                                                                       131,794                 132,241
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                  $267,467                $279,025
==============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                           $ 20,101                $ 15,730
   Customer deposits                                                                            10,953                  10,289
   Accrued compensation and benefits                                                             6,553                  11,680
   Accrued interest                                                                              5,005                   4,786
   Other accrued liabilities                                                                     6,745                   2,613
   Current maturities of long-term debt                                                         11,510                   8,468
------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                 60,867                  53,566
Long-term obligations:
   Long-term debt                                                                              136,461                 145,940
   Minority interest in consolidated subsidiary                                                    677                     810
   Other                                                                                         9,421                   4,032
------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                        207,426                 204,348
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock, $.02 par value: authorized 20,000,000 shares, issued 9,915,117                    198                     198
   Additional paid-in capital                                                                   47,376                  47,376
   Treasury stock, at cost (1,117,151 and 1,193,343, shares, respectively)                     (13,468)                (14,481)
   Accumulated other comprehensive loss                                                         (6,460)                 (3,175)
   Retained earnings                                                                            32,395                  44,759
------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                60,041                  74,677
------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                    $267,467                $279,025
==============================================================================================================================
See accompanying notes to consolidated financial statements.

PAGE 18 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

Consolidated Statements of Stockholders' Equity
For the Years Ended November 3, 2001, October 28, 2000, and October 30, 1999

                                                                                    Accumulated
                                                      Additional                          Other                          Total
                                          Common         Paid-in        Treasury  Comprehensive        Retained   Stockholders'
In thousands                               Stock         Capital           Stock           Loss        Earnings         Equity
------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1998                   $198         $47,376        $(13,557)       $   (19)       $ 37,948       $ 71,946
==============================================================================================================================
   Net earnings                               --              --              --             --             584            584
   Translation adjustments                    --              --              --           (202)             --           (202)
------------------------------------------------------------------------------------------------------------------------------
      Comprehensive income                                                                                                 382
   Cash dividends                             --              --              --             --            (710)          (710)
   Issuance of stock to Employee
      Stock Purchase Plan                     --              --             574             --            (226)           348
   Exercise of employee incentive
      stock options                           --              --             177             --             (77)           100
   Treasury stock purchases                   --              --          (3,017)            --              --         (3,017)
   Issuance of stock for acquisition          --              --             368             --            (116)           252
------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 30, 1999                   $198         $47,376        $(15,455)       $  (221)       $ 37,403       $ 69,301
==============================================================================================================================
   Net earnings                               --              --              --             --           9,196          9,196
   Translation adjustments                    --              --              --         (2,954)             --         (2,954)
------------------------------------------------------------------------------------------------------------------------------
      Comprehensive income                                                                                               6,242
   Cash dividends                             --              --              --             --          (1,394)        (1,394)
   Issuance of stock to Employee
      Stock Purchase Plan                     --              --             692             --            (314)           378
   Exercise of employee incentive
      stock options                           --              --             192             --             (97)            95
   Issuance of stock for acquisition          --              --              90             --             (35)            55
------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 28, 2000                   $198         $47,376        $(14,481)       $(3,175)       $ 44,759       $ 74,677
==============================================================================================================================
   Net loss                                   --              --              --             --         (10,771)       (10,771)
   Translation adjustments                    --              --              --            694              --            694
   Change in value of cash flow hedge,
      net of $334 tax benefit                 --              --              --           (545)             --           (545)
   Minimum pension liability adjustment,
      net of $2,104 tax benefit               --              --              --         (3,434)             --         (3,434)
------------------------------------------------------------------------------------------------------------------------------
      Comprehensive income (loss)                                                                                      (14,056)
   Cash dividends                             --              --              --             --          (1,055)        (1,055)
   Issuance of stock to Employee
      Stock Purchase Plan                     --              --             802             --            (400)           402
   Exercise of employee incentive
      stock options                           --              --             211             --            (138)            73
------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 3, 2001                   $198         $47,376        $(13,468)       $(6,460)       $ 32,395       $ 60,041
==============================================================================================================================
See accompanying notes to consolidated financial statements.

                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 19

Consolidated Statements of Cash Flows
For the Years Ended November 3, 2001, October 28, 2000, and October 30, 1999


In thousands                                                     2001              2000              1999
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings (loss)                                          $(10,771)         $  9,196          $    584
Adjustments to reconcile net earnings (loss) to cash
provided by operating activities:
   Depreciation and amortization                               11,594             9,818             6,004
   Deferred income tax provision                               (4,032)            6,248            (5,852)
   Minority interest in consolidated subsidiary                  (133)               (2)              (24)
   Special and nonrecurring items, non cash                    13,967                --            14,000
   Changes in assets and liabilities:
      Accounts receivable                                       4,902             7,184            (7,685)
      Inventories                                              (4,924)           (2,873)            1,224
      Prepayments and other current assets                       (725)             (894)             (107)
      Other assets                                             (3,308)           (2,270)           (1,915)
      Accounts payable                                          4,265            (4,848)            1,558
      Customer deposits                                           664            (1,402)              928
      Accrued liabilities                                        (246)           (3,798)           (3,147)
      Other liabilities                                          (377)              983              (612)
---------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                    10,876            17,342             4,956
=========================================================================================================
Cash flows from investing activities:
   Additions to property, plant and equipment                  (5,805)           (5,327)           (6,245)
   Cost of businesses acquired (including working capital
      at acquisition of $9,596 in 1999)                            --                --          (137,101)
---------------------------------------------------------------------------------------------------------
      Cash used in investing activities                        (5,805)           (5,327)         (143,346)
=========================================================================================================
Cash flows from financing activities:
   Repayment of long-term debt                                 (6,750)          (10,098)          (16,309)
   Proceeds from long-term debt                                    --                --           162,000
   Cash dividends                                              (1,055)           (1,394)             (710)
   Common stock issuances                                         475               528               700
   Treasury stock purchases                                        --                --            (3,017)
   Debt issuance costs                                             --                --            (6,582)
---------------------------------------------------------------------------------------------------------
      Cash provided by (used in) financing activities          (7,330)          (10,964)          136,082
=========================================================================================================
Increase (decrease) in cash and cash equivalents               (2,259)            1,051            (2,308)
Cash and cash equivalents - beginning of period                 3,929             2,878             5,186
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                    $  1,670          $  3,929         $   2,878
=========================================================================================================
Supplemental cash flow information:
Cash paid for interest                                       $ 16,152          $ 15,904         $   2,824
=========================================================================================================
Cash paid for taxes                                          $  1,126          $  2,377         $   6,834
=========================================================================================================
See accompanying notes to consolidated financial statements.

PAGE 20 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 ended November 3, 2001, and included 53 weeks. Fiscal years 2000 and 1999, ended October 28, 2000, and October 30, 1999, respectively, and included 52 weeks. References to years relate to fiscal years rather than calendar years.

NATURE OF BUSINESS
The Company designs, manufactures and markets an extensive line of furniture and related products for the hospitality, contract office, food service, healthcare and education markets, including table bases, table tops, metal and wood chairs, booths and interior decor systems. The Company manufactures most of its products to customer order from basic raw materials. The Company markets its products to a wide variety of customers, including wholesale distributors, buying groups, architecture and design firms, office furniture dealers and end-users, through a combination of its own direct factory sales force and independent manufacturer's representatives.

The Company operates factories in Mexico through wholly-owned subsidiaries which produce all of its table base casting requirements and also certain of its wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon a.s., which manufactures and sells chair frames and fully finished wood chairs throughout Europe and North America. The Company operates Howe Europe A/S, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract office market. In addition, the Falcon Products (Shenzen) Limited facility located in The People's Republic of China manufactures and markets products primarily for the food service market within the Asia-Pacific region. Sales from foreign operations and export sales from domestic facilities were $22.4 million, $25 million, and $18.6 million in 2001, 2000, and 1999, respectively. At November 3, 2001, and October 28, 2000, long-lived assets of the foreign operations were $12.1 million and $11.6 million, respectively.

REVENUE RECOGNITION
The Company manufactures products for specific customer orders. Revenues are recognized and billings are rendered as the product is shipped to the customer.

SHIPPING AND HANDLING FEES
Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" requires that all amounts billed to customers in sale transactions related to shipping and handling represent revenues earned for the goods provided and should be classified as such. The Company adopted the provisions of EITF No. 00-10 and upon adoption, restated the comparative financial statements for prior periods to comply with the classification guidelines of the issue. The adoption of EITF Issue No. 00-10 increased both net sales and cost of sales by $15.1 million, $15.3 million, and $10.5 million, for 2001, 2000, and 1999, respectively.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

INVENTORIES
Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 50% and 60% of the inventories at November 3, 2001 and October 28, 2000, respectively, have been determined using the Last-in, First-Out (LIFO) method. The remaining inventories are valued using the First-In, First-Out (FIFO) method. At November 3, 2001, and October 28, 2000, the inventory valued using LIFO approximates FIFO.

Inventories at November 3, 2001 and October 28, 2000, consist of the following:

In thousands                                      2001           2000
---------------------------------------------------------------------
Raw materials                                  $33,501        $32,932
Work in process                                  9,054          9,094
Finished goods                                   6,669          7,841
---------------------------------------------------------------------
                                               $49,224        $49,867
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

                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 21

Notes to Consolidated Financial Statements
(continued)


Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements - 5 to 40 years; machinery and equipment - three to 13 years. Depreciation expense was $5.3 million, $4.3 million and $2.8 million in 2001, 2000 and 1999, respectively.

LONG-LIVED ASSETS
Long-lived assets include primarily property and goodwill. Long-lived assets being retained for use are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during the period in which the loss was incurred. An impairment loss is calculated as the difference between the carrying value of the assets and the present value of estimated future net cash flows or comparable market values, giving consideration to recent operating performance.

Long-lived assets that are to be disposed of are reported at the lower of carrying value or fair value less costs to sell. Reductions in carrying value are recognized in the period in which management commits to a plan to dispose of the assets.

OTHER ASSETS
Other assets consist of the following at November 3, 2001 and October
28, 2000:

In thousands                                      2001           2000
---------------------------------------------------------------------
Goodwill, net of accumulated
   amortization of $10,834
   and $7,326                                 $117,474       $120,982
Deferred financing fees, net of
   accumulated amortization of
   $2,032 and $1,149                             5,191          5,559
Deferred catalog costs, net of
   accumulated amortization of
   $717 and $166                                 3,046            798
Other, net of accumulated
   amortization of $2,671
   and $1,596                                    3,948          4,902
Deferred tax assets                              2,135             --
---------------------------------------------------------------------
                                              $131,794       $132,241
=====================================================================

Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over 30 to 40 years. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately six to ten years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over three to five years. Amortization of goodwill was $3.5 million, $3.5 million, and $1.8 million in 2001, 2000, and 1999, respectively.

FOREIGN CURRENCY TRANSLATION
The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The functional currency for Falcon Mimon a.s. and Howe Europe A/S has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included in accumulated other comprehensive loss.

For the Company's Mexican subsidiaries, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses.

The net foreign currency translation and transaction gains (losses) included in earnings for 2001, 2000, and 1999, were $25, $(46), and $267, thousand, respectively.

INTEREST RATE RISK MANAGEMENT
At the beginning of 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, "Accounting for Derivatives and Hedging Activity." Under this standard, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to stockholders' equity through other comprehensive income. The adoption of this standard did not have a material impact on the Company's consolidated financial statements taken as a whole.

EARNINGS PER SHARE
Earnings per share amounts have been calculated in accordance with SFAS No. 128 using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

SEGMENTS
In accordance with SFAS No. 131, "Disclosure about Segments of an
Enterprise and Related Information," a single segment has been identified based upon management responsibility. The Company operates in one reportable segment, the manufacture and sale of commercial furniture.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

PAGE 22 FALCON PRODUCTS INC. 2001 ANNUAL REPORT affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those reported.

COMPREHENSIVE INCOME
Comprehensive income represents the change in stockholders' equity during the period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss consists of the following at November 3, 2001, and October 28, 2000:

In thousands                                     2001           2000
--------------------------------------------------------------------
Cumulative translation adjustments            $(2,481)       $(3,175)
Minimum pension liability adjustment,
   net of tax of $2,104                        (3,434)            --
Fair value of cash flow hedge,
   net of tax of $334                            (545)            --
--------------------------------------------------------------------
                                              $(6,460)       $(3,175)
====================================================================

RECENTLY ISSUED ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board (FASB) approved the issuance of SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also includes new criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will adopt SFAS No. 142 on November 4, 2001, and is in the process of performing an impairment review. The Company believes that the adoption of SFAS No. 142 will not have a material impact on the Comany's consolidated financial position. The Company's pre-tax goodwill amortization expense for 2001, 2000, and 1999 was $3.5 million, $3.5 million, and $1.8 million, respectively.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 establishes the accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and the disposal of segments of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and early application is encouraged. The Company believes that the adoption of SFAS No. 144 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Note 2 - Business Acquisitions
In June 1999, the Company acquired all of the common stock of Shelby Williams Industries, Inc. and its subsidiaries ("Shelby Williams") for a cash price of $137.1 million. Shelby Williams is a leading manufacturer of contract seating for the commercial contract furniture market. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. The purchase price was allocated to the assets and liabilities based on estimated fair values at the date of acquisition. This resulted in an excess of purchase price over assets acquired of $99.2 million, which is amortized on a straight line basis over 40 years.

The Company's unaudited pro forma results, excluding special and nonrecurring items, assuming the acquisition occurred as of the beginning of fiscal 1999, would have been net sales of $325.8 million, net earnings of $7.4 million, and basic and diluted earnings per share of $0.83. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations had the combinations been in effect during the periods presented, or of future results.

Note 3 - Special and Nonrecurring Items
During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The charge is a result of the Company's strategic initiatives to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company will close its Statesville, North Carolina, facility; significantly downsize its Zacatecas, Mexico, facility; and transfer production into the Company's other plants. This charge includes costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, real estate holding costs, employee severance of approximately 400 employees and other related costs associated with exiting the closed facilities. Cost of sales includes a $6.0 million charge to write-down the carrying value of inventory. In 2002, the Company expects to record an additional pre-tax charge of $0.4 million to $0.5 million to finalize these strategic initiatives.

                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 23

Notes to Consolidated Financial Statements
(continued)


A summary of activity related to the strategic initiatives is as follows:

In thousands                                                     2001
---------------------------------------------------------------------
Charges to operations:
Asset write-downs                                             $ 7,967
Inventory disposal and product elimination costs                6,000
Employee severance costs                                        2,520
Real estate exit and other costs                                2,155
                                                              -------
                                                               18,642
---------------------------------------------------------------------
Asset write-down or cash payments:
Asset write-downs                                               7,967
Inventory disposal and product elimination costs                6,000
Employee severance costs                                          971
Real estate exit and other costs                                  868
                                                              -------
                                                               15,806
---------------------------------------------------------------------
Liability at November 3, 2001                                 $ 2,836
=====================================================================

During 1999, in conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14.0 million, $8.7 million after taxes or $0.97 per diluted share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to the closing of certain duplicative manufacturing facilities. Included in this charge is $3.5 million to write down the carrying value of inventory, which is included in Cost of Sales, while the remaining components are reported in Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings. This charge includes costs associated with asset write-downs, asset dispositions and other related costs associated with closing the duplicative manufacturing facilities of $11.6 million, real estate exit costs of $1 million and severance costs related to the elimination of approximately 500 positions of $1.4 million. All items were paid or utilized by October 28, 2000.

Note 4 - Rental Expense and Lease Commitments
The Company leases certain manufacturing facilities, office and showroom space, and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2010.

The future minimum rental commitments due under lease agreements are as follows at November 3, 2001:

                                               Capital      Operating
In thousands                                    Leases         Leases
---------------------------------------------------------------------
2002                                              $ 61        $ 3,592
2003                                                61          3,515
2004                                                61          3,134
2005                                                --          2,863
2006                                                --          2,113
Later years                                         --         10,093
---------------------------------------------------------------------
Total minimum lease payments                       183        $25,310
                                                              =======
Less-amount representing interest                  (13)
------------------------------------------------------
Present value of minimum
   lease payments                                 $170
======================================================

Total operating lease and rental expense was approximately $3.2 million, $2.8 million, and $2.4 million in 2001, 2000, and 1999, respectively.

Note 5 - Long-Term Debt
Long-term debt consists of the following at November 3, 2001 and October 28, 2000:

In thousands                                      2001           2000
---------------------------------------------------------------------
11.375% Senior subordinated notes,
   due June 15, 2009                          $100,000       $100,000
Term loan expiring April 30, 2005,
   interest at LIBOR + 2.50%                    44,415         51,150
Revolving line of credit,
   interest at LIBOR + 2.50%                        --             --
Notes payable to a foreign bank,
   secured by certain assets of
   Falcon Mimon, due in varying
   monthly installments, interest
   ranging from LIBOR + 1.4%
   to LIBOR + 2.15%                              2,035          1,683
Notes payable to a foreign bank,
   secured by certain assets of
   Howe Europe, due in varying
   quarterly installments, interest
   at 4.5% to 5.1%                               1,351          1,353
Obligations under capital leases                   170            222
---------------------------------------------------------------------
                                               147,971        154,408
Less current maturities                         11,510          8,468
---------------------------------------------------------------------
                                              $136,461       $145,940
=====================================================================


PAGE 24 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

The Company's long-term debt matures (in thousands) as follows: $11,510 in 2002, $12,176 in 2003, $14,864 in 2004, $8,070 in 2005, $0 in 2006,
and $101,351 thereafter.

In June 1999, the Company entered into a new $120 million senior secured credit facility (the "Senior Secured Credit Facility") with a group of financial institutions which provides for a six year term loan of $70 million (the "Term Loan") and a six year revolving credit facility of up to $50 million (the "Revolving Credit Facility"). In June 2001, the Company amended the Revolving Credit Facility to reduce the amount available under the facility to $30 million. At November 3, 2001, the Company had outstanding indebtedness of $44.4 million under the Term Loan, and no amounts were outstanding under the Revolving Credit Facility.

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

Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of November 3, 2001, and October 28, 2000, was approximately $138 million and $145 million, respectively.

At November 3, 2001, the Company had no letters of credit outstanding.

Note 6 - Derivative Instruments
The Company uses interest rate swap agreements to manage the relative mix of the Company's debt between fixed and variable rate instruments and to reduce borrowing costs. The Company has two interest rate swap agreements that modify the interest rate characteristics without changing the underlying principal amount. At November 3, 2001, the Company had an interest rate collar agreement with a notional amount of $35 million that provides a 5.25% floor and an 8% cap for LIBOR rates. The Company makes payments when interest rates fall below the floor level and receives payments when interest rates rise above the cap. Changes in the fair value of this interest rate agreement designated as a hedging instrument of the variability of cash flows are reported in accumulated other comprehensive loss. During 2001, $545 thousand, net of tax of $334 thousand, was recorded as other comprehensive loss.

Also at November 3, 2001, the Company had an interest rate swap agreement with a notional amount of $65 million that has the Company paying a swap rate of 11.26% and receiving a swap rate of 11.375% through June 2004. Changes in the fair value of this interest rate agreement are reported in earnings.

Management believes that the sellers of the interest rate swap agreements will be able to meet their obligations under the agreements. The Company has policies regarding the financial stability and credit standing of major counterparties. Non-performance by the counterparty is not anticipated nor would it have a material adverse effect on the results of operations or financial position of the Company.

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

                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 25

Notes to Consolidated Financial Statements
(continued)


The components of income tax expense (benefit) are as follows:

In thousands                             2001        2000        1999
---------------------------------------------------------------------
Current:
   Federal                            $(1,023)     $  648     $ 1,755
   State                                  617          41         255
   Foreign                                223         111         304
Deferred                               (4,032)      6,248      (1,441)
---------------------------------------------------------------------
                                      $(4,215)     $7,048      $  873
=====================================================================

The following is a reconciliation between statutory federal income tax expense (benefit) and actual income tax expense (benefit):

In thousands                             2001        2000        1999
---------------------------------------------------------------------
Computed "expected"
   federal income tax
   expense (benefit)                  $(5,095)     $5,522       $ 494
Increase (decrease)
   resulting from:
   State income taxes                      40         767          58
   Non-deductible goodwill
      amortization                      1,109       1,059         532
   Other, net                            (269)       (300)       (211)
---------------------------------------------------------------------
                                      $(4,215)     $7,048       $ 873
=====================================================================

The significant components of deferred income tax assets and liabilities are as follows:


In thousands                                         2001        2000
---------------------------------------------------------------------
Deferred tax assets:
   Reserves and accruals                          $ 7,880     $ 5,400
   Net operating loss carryforward                  3,947         352
   Pension liability                                2,927          --
---------------------------------------------------------------------
                                                   14,754       5,752
=====================================================================
Deferred tax liabilities:
   Depreciation and other property
      basis differences                            (3,606)     (1,682)
   Inventories                                     (3,251)     (2,806)
   Other                                           (2,487)     (2,324)
---------------------------------------------------------------------
                                                   (9,344)     (6,812)
---------------------------------------------------------------------
Net deferred income tax (liability) asset         $ 5,410     $(1,060)
=====================================================================

Net current deferred income tax assets of $3.3 million and net non- current deferred income tax assets of $2.1 million are included in prepayments and other current assets and other assets, respectively, in the accompanying Consolidated Balance Sheets. The Company's net operating loss carryforward expires in 2013. At November 3, 2001, and October 28, 2000, the Company has recorded a valuation allowance of $270 thousand.

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

PAGE 26 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

Stock option transactions under the plans for 2001, 2000, and 1999 are summarized below:

                                                          2001                         2000                         1999
                                                  ---------------------        ---------------------        ---------------------
                                                  AVERAGE        NUMBER        Average        Number        Average        Number
                                                    PRICE     OF SHARES          Price     of Shares          Price     of Shares
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year           $11.08     1,188,553         $11.09     1,289,970         $11.66       870,848
Options granted                                      7.28       851,000           9.22        24,000          10.52       567,000
Options canceled                                    11.03       329,600          11.38       110,700          12.45       135,839
Options exercised                                    4.88        15,900           6.68        14,717           8.03        12,039
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year                 $ 9.24     1,694,053         $11.08     1,188,553         $11.09     1,289,970
=================================================================================================================================
Exercisable at end of year                                      697,233                      734,033                      530,340
=================================================================================================================================

Stock options outstanding at November 3, 2001:

                                                          Options Outstanding                             Options Exercisable
                                            ----------------------------------------------            ----------------------------
                                                Number         Remaining  Weighted Average                Number  Weighted Average
Range of Exercise                           of Options  Contractual Life    Exercise Price            of Options    Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
$ 4.09 - $ 7.38                                831,414               9.0            $ 7.24                17,414            $ 5.68
$ 7.50 - $11.75                                634,189               5.0             10.08               506,789              9.76
$12.73 - $15.00                                228,450               5.5             14.15               173,030             14.13
----------------------------------------------------------------------------------------------------------------------------------
                                             1,694,053               7.0            $ 9.24               697,233            $10.75
==================================================================================================================================

Pro forma net earnings and net earnings per common share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."


In thousands,
except per-share amounts                 2001        2000        1999
---------------------------------------------------------------------
Net earnings (loss) -
   pro forma                         $(11,411)     $8,629       $  55
Net earnings (loss)
   per share - pro forma             $  (1.29)     $ 0.98       $0.01
Weighted-average fair
   value of options granted          $   2.92      $ 4.64       $3.07
=====================================================================

For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

In thousands                             2001        2000        1999
---------------------------------------------------------------------
Expected dividend yield                     1%          1%          1%
Expected stock price
   volatility                              43%         30%         30%
Risk-free interest rate                   5.0%        5.5%        5.2%
Expected life of option             5.9 years   5.8 years   6.2 years
=====================================================================

Note 9 - Earnings Per Share
In accordance with SFAS No. 128, the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 2001, 2000, and 1999.

In thousands,
except per-share amounts                 2001        2000        1999
---------------------------------------------------------------------
Net earnings (loss)                  $(10,771)     $9,196      $  584
---------------------------------------------------------------------
Average shares
   outstanding                          8,833       8,741       8,825
Assumed exercise
   of options
   (treasury method)                       --          49          53
---------------------------------------------------------------------
Average shares
   outstanding adjusted
   for dilutive effects                 8,833       8,790       8,878
---------------------------------------------------------------------
Basic earnings (loss)
   per share                         $  (1.22)     $ 1.05      $ 0.07
---------------------------------------------------------------------
Diluted earnings (loss)
   per share                         $  (1.22)     $ 1.05      $ 0.07
=====================================================================


                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 27

Notes to Consolidated Financial Statements
(continued)


Basic earnings per share was computed by dividing earnings (loss) by the weighted average shares of common stock outstanding during the year. Diluted earnings (loss) per share was determined assuming the options issued and outstanding were exercised. Options to purchase 1,694,053 shares at a weighted average exercise price of $9.24 per share, 852,610 shares at a weighted average exercise price of $12.02 per share and 748,550 shares at a weighted average exercise price of $12.61 were outstanding during 2001, 2000, and 1999, respectively but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common stock or the shares would be antidilutive.

Note 10 - Pension Plans
The Company has five noncontributory, defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations. For the Company's plans, normal retirement age is 65, but provision is made for earlier retirement. Benefits are generally based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the Company's pension plans primarily consist of investments in publicly traded securities and in group annuity contracts with insurance companies.

In thousands                                         2001        2000
---------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year          $ 32,729     $30,990
Service cost                                        2,092       1,855
Interest cost                                       2,479       2,220
Actuarial (gain)/loss                               4,827        (368)
Benefits paid                                      (1,691)     (1,968)
---------------------------------------------------------------------
Benefit obligation at end of year                $ 40,436     $32,729
=====================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets
   at beginning of year                          $ 30,399     $30,285
Actual return on plan assets                       (2,373)      1,994
Employer contributions                              1,681          88
Benefits paid                                      (1,691)     (1,968)
---------------------------------------------------------------------
Fair value of plan assets at end of year         $ 28,016     $30,399
=====================================================================
RECONCILIATION OF FUNDED STATUS
Underfunded status                               $(12,420)    $(2,330)
Unrecognized net actuarial loss                     9,640         216
Unrecognized transition asset                         (77)        (93)
Unrecognized prior service cost                       571         469
---------------------------------------------------------------------
Net amounts recognized                           $ (2,286)    $(1,738)
=====================================================================
NET AMOUNTS RECOGNIZED
Accrued benefit liability                        $ (8,543)    $(1,738)
Intangible asset                                      719          --
Accumulated other comprehensive loss                5,538          --
---------------------------------------------------------------------
Net amounts recognized                           $ (2,286)    $(1,738)
=====================================================================
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                     $  2,092     $ 1,855
Interest cost                                       2,479       2,220
Expected return on plan assets                     (2,703)     (2,634)
Amortization of plan assets                             6          --
Amortization of prior service cost                     78          73
Amortization of transition asset                      (16)        (33)
Recognized net actuarial loss                          99          10
---------------------------------------------------------------------
Net periodic benefit cost                        $  2,035     $ 1,491
=====================================================================

The following actuarial assumptions were used in determining the Company's net periodic benefit cost and projected benefit obligation:

                                                     2001        2000
---------------------------------------------------------------------
Discount rate                                        7.00%       7.75%
Rate of salary increase                              5.00%       5.00%
Expected long-term rate
   of return on plan assets                          9.00%       9.00%
=====================================================================


PAGE 28 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

Note 11 - Transactions with Related Parties
Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or purchase some of the Company's products. During 2001, 2000, and 1999, the Company's transactions with those directors or their affiliates totaled approximately $190, $456, and $874, thousand, respectively.

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

Note 13 - Quarterly Financial Information (Unaudited)
In thousands, except per-share data

2001                                       FIRST         SECOND          THIRD         FOURTH
---------------------------------------------------------------------------------------------
Net sales                                $76,187        $77,109       $ 77,024        $83,796
Gross margin                              20,000         18,187         12,446         20,211
Special and nonrecurring items                --             --         12,000            642
Net earnings (loss)                        1,252           (392)       (11,072)          (559)
Diluted earnings (loss) per share        $  0.14        $ (0.04)      $  (1.25)       $ (0.06)
=============================================================================================

2000                                       First         Second          Third         Fourth
---------------------------------------------------------------------------------------------
Net sales                                $78,790        $83,278       $ 81,901        $87,109
Gross margin                              21,311         21,300         21,350         23,217
Net earnings                               2,065          2,347          2,687          2,097
Diluted earnings per share               $  0.24        $  0.27       $   0.31        $  0.24
=============================================================================================

                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 29

Report of Independent Public Accountants

TO FALCON PRODUCTS, INC.:

We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 3, 2001, and October 28, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 3, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
ST. LOUIS, MISSOURI
DECEMBER 14, 2001

PAGE 30 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

Selected Financial Data

In thousands, except per-share data   2001      2000      1999      1998      1997      1996     1995     1994     1993     1992
--------------------------------------------------------------------------------------------------------------------------------
Operating Data:
   Net sales(1)                   $314,116  $331,078  $233,019  $149,085  $118,110  $105,489  $83,591  $71,213  $56,371  $43,150
   Cost of sales, including
      nonrecurring items           243,272   243,900   174,516   108,726    84,607    73,912   56,827   48,574   39,151   29,545
--------------------------------------------------------------------------------------------------------------------------------
   Gross margin                     70,844    87,178    58,503    40,359    33,503    31,577   26,764   22,639   17,220   13,605
   Selling, general and
      administrative expenses       56,172    53,787    39,289    29,482    22,044    20,469   16,992   14,354   11,177    8,571
   Special and
      nonrecurring items            12,642        --    10,500       271     3,700        --       --       --       --       --
--------------------------------------------------------------------------------------------------------------------------------
   Operating profit                  2,030    33,391     8,714    10,606     7,759    11,108    9,772    8,285    6,043    5,034
   Interest expense
      (income), net                 17,149    17,149     7,281       619      (139)      (95)    (141)    (145)     223      137
   Minority interest                  (133)       (2)      (24)      (64)      (47)      (89)      44       (4)      --       --
--------------------------------------------------------------------------------------------------------------------------------
   Earnings (loss) from
      continuing operations
      before income taxes          (14,986)   16,244     1,457    10,051     7,945    11,292    9,869    8,434    5,820    4,897
   Income tax expense
      (benefit)                     (4,215)    7,048       873     3,701     3,019     4,291    3,693    3,121    2,137    1,761
--------------------------------------------------------------------------------------------------------------------------------
   Net earnings (loss) from
      continuing operations        (10,771)    9,196       584     6,350     4,926     7,001    6,176    5,313    3,683    3,136
   Discontinued operations,
      net of tax                        --        --        --        --       938     1,432    1,281      864      764      599
   Gain on sale of discontinued
      operations, net of tax            --        --        --        --     6,770        --       --       --       --       --
--------------------------------------------------------------------------------------------------------------------------------
   Net earnings (loss)            $(10,771) $  9,196  $    584  $  6,350  $ 12,634  $  8,433  $ 7,457  $ 6,177  $ 4,447  $ 3,735
================================================================================================================================

Earnings (loss) per share -
 Diluted:(2)
   Continuing operations          $  (1.22) $   1.05  $   0.07  $   0.68  $   0.50  $   0.71  $  0.64  $  0.55  $  0.42  $  0.41
   Discontinued operations              --        --        --        --      0.09      0.15     0.13     0.09     0.09     0.08
   Gain on sale of discontinued
      operations                        --        --        --        --      0.69        --       --       --       --       --
--------------------------------------------------------------------------------------------------------------------------------
   Net earnings per share         $  (1.22) $   1.05  $   0.07  $   0.68  $   1.28  $   0.86  $  0.77  $  0.64  $  0.50  $  0.48
================================================================================================================================
   Cash dividends per share       $   0.12  $   0.16  $   0.08  $   0.16  $   0.14  $   0.10  $  0.07  $  0.04       --       --
================================================================================================================================
Financial Position:
   Working capital                $ 32,272  $ 43,321  $ 46,799  $ 35,756  $ 38,691  $ 34,531  $29,927  $25,658  $25,129  $13,327
   Property, plant and
      equipment, net                42,534    49,897    48,841    27,498    25,211    24,485   21,529   18,467   11,069   10,674
   Capital expenditures              5,805     5,327     6,245     6,594     3,807     4,449    4,969    4,608    1,506    1,131
   Total assets                    267,467   279,025   292,206   111,974    99,357    84,388   74,884   64,905   53,228   40,555
   Total debt                      147,971   154,408   164,506    18,815     1,794     1,405    1,889    1,787      860    9,250
   Stockholders' equity             60,041    74,677    69,301    71,946    73,264    68,476   58,307   50,556   44,147   23,404
================================================================================================================================

(1)Net sales were restated to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs."

(2)Per-share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50% stock dividend.


                        FALCON PRODUCTS INC. 2001 ANNUAL REPORT PAGE 31

Corporate Directory

BOARD OF DIRECTORS

FRANKLIN A. JACOBS *
Chairman of the Board and
Chief Executive Officer,
Falcon Products, Inc.

MARTIN BLAYLOCK
Retired, Vice President of
Manufacturing Operations,
Monsanto Company

MELVIN F. BROWN +
Chairman Emeritus,
Deutsche Financial Services

DONALD P. GALLOP *
Chairman,
Gallop, Johnson & Neuman, L.C.
Attorneys At Law

S. LEE KLING *
Chairman of the Board,
Kling Rechter & Co., Inc.

LEE M. LIBERMAN +
Retired, Past Chairman
of the Board,
Laclede Gas Company

DAVID L. MORLEY
President and
Chief Operating Officer,
Falcon Products, Inc.

STEVEN C. ROBERTS +
Co-Founder & President,
Roberts-Roberts & Associates

* Member Executive Committee
+ Member Audit Committee


CORPORATE OFFICERS

FRANKLIN A. JACOBS
Chairman of the Board and
Chief Executive Officer

DAVID L. MORLEY
President and
Chief Operating Officer

STEPHEN E. COHEN
Vice President, Sales and Marketing

JOHN K. CRONIN
Vice President, Contract

DAVID K. DENNER
Vice President, Operations

MICHAEL J. DRELLER
Vice President, Finance and Chief
Financial Officer

LYNDA GARRISON
Vice President, Support Services
and Systems Development

MICHAEL JACOBS
Vice President, International

MICHAEL J. KULA
Vice President, Corporate Technology
and Development

CYNDY DONATO ROSENBLOOM
Vice President, Human Resources

DANIEL L. STEINBERG
Vice President, Information Technologies

W. CRAIG WATTS
President and
Chief Executive Officer,
Epic Furniture Group

PAGE 32 FALCON PRODUCTS INC. 2001 ANNUAL REPORT

Shareholder Information


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

SHOWROOMS / SALES OFFICES:

6301 N.W. 5th Way
Suite 3600
Ft. Lauderdale, FL 33309

11-111 and 11-94 Merchandise Mart
Chicago, Illinois 60654

3525 Piedmont Road North East
Suite 100
Atlanta, Georgia 30305

7026 Old Katy Road
Suite 267
Houston, Texas 77024

8687 Melrose Avenue
Los Angeles, California 90069

7901 S.W. 6th Court
Suite 120
Plantation, Florida 33324

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

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Thursday, March 14, 2002, at 4:00 p.m. Central Standard Time at the St. Louis Club, 16th Floor, 7701 Forsyth Boulevard, Clayton, Missouri 63105