Form 10-K, Exhibit 13
period 2002-11-02
FALCON PRODUCTS INC /DE/
filed 2003-01-30
CIK 34339

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

CRITICAL ACCOUNTING POLICIES,
ESTIMATES AND JUDGEMENTS
Falcon Products, Inc.'s financial statements are prepared in accordance with principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that of its accounting policies, the following includes significant estimates made by management and involves a higher degree of judgement and complexity.

REVENUE RECOGNITION - The Company recognizes revenue and renders billings as the product is shipped and title passes to the customer. We manufacture products for specific customer orders. The Company continuously monitors the quality of our shipments to ensure that our products meet customer specifications. We provide for product returns based on historical percentages. Even with our efforts to monitor quality, no assurances can be given that we will continue to experience the same return rates that we have in the past. Any significant increase in returns could have a negative impact on our operating results.

ALLOWANCE FOR DOUBTFUL ACCOUNTS - The Company performs ongoing credit evaluations of customers and adjusts credit limits and credit terms based upon the customer's credit worthiness and payment history. The Company monitors collections and maintains an allowance for doubtful accounts based upon specific customer collection issues identified and historical experience. While such historical write-offs have been within the Company's expectations, no assurances can be given that we will continue to experience the same anticipated level of write-offs that we have in the past.

SLOW MOVING AND OBSOLETE INVENTORY RESERVES - The Company reviews inventory on hand for slow moving and obsolete inventory and records a provision to record this inventory at the lower of cost or estimated current market value. A significant decrease in demand or change in the needs of our customers could result in an increase in the amount of excess inventory quantities on hand, primarily raw materials. Although we continually review the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and operating results.

DEBT COVENANTS - As of November 2, 2002, the Company was in compliance with our debt covenants under our credit agreements, which require, among other things, the Company to maintain certain financial ratios. Based on the Company's anticipated improvement in results of operations, the Company expects to remain in compliance with our credit agreements absent any material trend adversely affecting the U.S. economy. The Company also believes its lenders would accept modifications or provide waivers to these agreements, if necessary. However, the Company's expectations of future operating results and continued compliance with the Company's credit agreements cannot be assured and the lenders' actions are not controllable by the Company.

GOODWILL - The Company performs an evaluation of goodwill for impairment on an annual basis or more frequently, if circumstances indicate a possible impairment. We did not have an impairment of goodwill as of November 2, 2002. The Company uses an independent valuation firm to assist in performing the annual impairment evaluation. The independent valuation firm uses various approaches to determine if an impairment of goodwill exists. One of the approaches uses estimates of future revenues and expenses, as well as appropriate discount rates. These estimates are consistent with the plans and estimates that the Company uses to manage the business. The estimates assume that the Company will maintain or gain market share in the future and that the commercial furniture market will experience a gradual recovery and return to growth from the current trends. If the Company fails to achieve the assumed growth rates or assumed gross margin, the Company may incur charges for impairment of goodwill in the future.

SELF-INSURANCE RESERVES - The Company is self-insured up to certain stop-loss limits for medical and workers' compensation claims. The Company records reserves based on the historical trends in medical and workers' compensation costs. If the Company was to experience an increase in medical or workers' compensation costs compared with our historical experience on which the reserve is based, our operating results would be adversely affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS AS A PERCENTAGE OF SALES
The following table sets forth, for the periods presented, certain information relating to the operations of the Company, expressed as a percentage of net sales:

                                                                  NOVEMBER 2, 2002    November 3, 2001   October 28, 2000
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    100.0%              100.0%             100.0%
Cost of sales, including nonrecurring items                                   76.5                77.4               73.7
-------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                  23.5                22.6               26.3
Selling, general and administrative expenses                                  16.6                17.9               16.2
Special and nonrecurring items                                                   -                 4.0                  -
-------------------------------------------------------------------------------------------------------------------------
Operating profit                                                               6.9                 0.7               10.1
Interest expense, net                                                          6.2                 5.5                5.2
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                            0.7                (4.8)               4.9
Income tax expense (benefit)                                                   0.5                (1.4)               2.1
-------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                            0.2%               (3.4)%              2.8%
=========================================================================================================================
Supplemental Information - Before Special and Nonrecurring Items
-------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                                23.5%               24.5%              26.3%
-------------------------------------------------------------------------------------------------------------------------
  Operating profit                                                             6.9                 6.6               10.1
-------------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                                 0.7                 1.2                4.9
-------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                                 0.2%                0.4%               2.8%
-------------------------------------------------------------------------------------------------------------------------

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2002, 2001 and 2000, ended November 2, 2002, November 3, 2001 and
October 28, 2000, respectively, and included 52, 53 and 52 weeks, respectively. References to years relate to fiscal years rather than calendar years.

NET SALES
In 2002, net sales were $277.5 million, compared with $314.1 million in 2001, a decrease of 11.6%. The decrease primarily reflects the continuation of the weak market conditions, particularly in the hospitality and contract office markets. The slow economy led to a decline in new construction and a deferral of refurbishments in the hospitality market and a decline in corporate expenditures for furniture products. The Company's decision to discontinue unprofitable business with certain buying clubs and a purchasing group resulted in a net sales decline of approximately $10.0 million.

In 2001, net sales were $314.1 million, compared with $331.1 million in 2000, a decrease of 5.1%. The decrease primarily resulted from a decline in sales to the hospitality market related to the weak market conditions during the year, partially offset by an increase in sales to the food service and contract office markets.

COSTS AND EXPENSES
The Company's reported operating results for fiscal years 2002 and 2001 included special and nonrecurring items associated with various strategic initiatives the Company has undertaken.

During the first quarter of 2002, the Company recorded a pre-tax charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share, for special and nonrecurring items. The charge is a result of the Company executing its manufacturing strategy, which included the closure of its Statesville, North Carolina facility, and transfer production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, $0.5 million after-tax or $0.05 per diluted share, for special and nonrecurring items. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the special and nonrecurring items were originally recorded.

During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The cash component of the pre-tax charge was $4.7 million. The charges resulted from the Company's decision to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina facility; significantly downsized its Zacatecas, Mexico, facility, and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance of approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write-down the carrying value of inventory.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In 2002, the Company's gross margin was $65.1 million compared with $70.8 million in 2001. Excluding the special and nonrecurring items, gross margin would have been $76.8 million in 2001. Gross margin as a percent of sales, excluding the special and nonrecurring items, was 23.5% in 2002 as compared to 24.5% in 2001. Gross margin as a percent of sales decreased primarily due to the decline in sales, which reduced fixed overhead absorption at the manufacturing plants. The Company also experienced unfavorable product mix and pricing pressures, primarily in the hospitality market, that was caused by the weak market conditions. The decline in gross margin was partially offset by the implemented cost reduction activities at the manufacturing plants, including the closing of Statesville, North Carolina facility, which was completed during February 2002.

In 2001, the Company's gross margin was $70.8 million compared with $87.2 million in 2000. Excluding the special and nonrecurring items in 2001, gross margin would have been $76.8 million, a decrease of 11.9% from 2000. Gross margin as a percent of sales, excluding the special and nonrecurring items, was 24.5% in 2001 as compared to 26.3% in 2000. Gross margin as a percent of sales decreased primarily due to product mix and pricing pressures, and the decline in sales, which reduced fixed overhead absorption and negatively impacted efficiencies at the manufacturing plants. The pricing pressure experienced by the Company was largely confined to the hospitality market and was driven by the weak market conditions within that market.

Selling, general and administrative expenses were $46.1 million, $56.2 million, and $53.8 million in 2002, 2001, and 2000, respectively. The decrease in 2002 from 2001 is a result of the Company's cost reduction activities, the elimination of goodwill amortization ($3.5 million) and lower variable selling costs due to lower sales. The increase in 2001 from 2000 is a result of the addition of Epic Furniture Group and increased spending for marketing programs and information systems infrastructure support, partially offset by a reduction in variable selling expense related to the decline in sales. As a percent of sales, the expense rate was 16.6% in 2002, 17.9% in 2001, and 16.2% in 2000.

INTEREST AND TAXES
Net interest expense was $17.1 million in 2002, 2001, and 2000. Net interest expense was flat in 2002 as compared to 2001, due to the reduction in the effective interest rate offset by an increase in the average outstanding borrowings.

Income tax expense (benefit) was $1.3 million, $(4.2) million, and $7.0 million in 2002, 2001, and 2000, respectively. The effective income tax rate was 65.6% in 2002, (28.1%) in 2001, and 43.4% in 2000. The effective tax rate differs from the statutory tax rate due to non-deductible permanent tax items and state, local and foreign taxes.

NET EARNINGS (LOSS)
Net earnings (loss) were $0.7 million, or $0.08 per share, in 2002 as compared to $(10.8) million, or $(1.22) per share, in 2001. Excluding the special and nonrecurring items, net earnings would have been $0.6 million, or $0.07, per share, in 2002 as compared to $1.4 million, or $0.15 per share, in 2001. The decrease in net earnings in 2002 was primarily due to the decline in sales and the unfavorable product mix and pricing pressures experienced during 2002, partially offset by the Company's cost reduction measures.

Net earnings (loss) were $(10.8) million, or $(1.22) per share, in 2001 as compared to $9.2 million, or $1.05 per share, in 2000. Excluding the special and nonrecurring items, net earnings would have been $1.4 million, or $0.15 per share, in 2001. The decrease in net earnings in 2001 was primarily due to the decline in sales and product mix and pricing pressures.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital at November 2, 2002, was $39.0 million and its ratio of current assets to current liabilities was 1.6 to 1.

Cash provided by (used in) operating activities was $(0.2) million in 2002, $10.9 million in 2001, and $17.3 million in 2000. During 2002, the Company used cash for working capital items, in particular inventory. Inventories were $57.1 million at November 2, 2002, compared with $49.2 million at November 3, 2001, a 16.0% increase. The increase in inventories is primarily due to increased stocking levels of raw material items and component parts, partially due to the Company's plant consolidation efforts, as well as a decrease in inventory consumption because of a decline in sales volume. Work in process and finished goods inventories increased due to the timing of certain shipments. Partially offsetting the use of cash, the Company received $2.9 million in income tax refunds, net of payments.

Cash used in investing activities was $2.1 million, $5.8 million, and $5.3 million in 2002, 2001, and 2000, respectively. The Company invested $ 4.4 million in 2002, $5.8 million in 2001, and $5.3 million in 2000 in capital additions primarily to improve operating efficiencies and increase manufacturing capacities, as well as normal recurring capital replacements. The Company's capital budget for 2003 is approximately $4.5 million, which will be used primarily to acquire new equipment.

Cash provided by financing activities was $2.3 million in 2002, relating to net borrowings under the Company's revolving line of credit. Cash used in financing activities was $7.3 million in 2001 and $11.0 million in 2000 principally relating to the repayment of long-term debt and the payment of cash dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following table summarizes our contractual obligations at November 2, 2002:

                                                                   Payments Due by Period
                                         ------------------------------------------------------------------------------
In thousands                             Less than 1 year       1-3 years     4-5 years   After 5 years           Total
-----------------------------------------------------------------------------------------------------------------------
Long-term debt                                    $15,359         $33,834        $    -        $101,392        $150,585
Operating leases                                    3,594           6,067         3,883           8,465          22,009
-----------------------------------------------------------------------------------------------------------------------
  Total contractual cash obligations              $18,953         $39,901        $3,883        $109,857        $172,594
=======================================================================================================================

The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.

The Company has a $25.0 million revolving line of credit with a group of financial institutions. The revolving line of credit bears interest at the Company's option, at the Prime Rate, Federal Funds Rate or LIBOR adjusted for a spread based on the Company's leverage ratio. At November 2, 2002, the Company had $10.9 million outstanding under this revolving line of credit. In addition, approximately $4.8 million of the total commitment under the revolving line of credit agreement is currently used to support outstanding standby letters of credit.

The Company must comply with certain covenants, under its credit agreement, including limitations relating to the payment of dividends, the maintenance of specific ratios and minimum levels of EBITDA. The Company's most restrictive debt covenant is the consolidated leverage ratio ("Ratio"), defined in the credit agreement as the ratio of total debt to EBITDA. The maximum Ratio requirement is 5.50 at November 2, 2002. The maximum allowed Ratio decreases to
5.25 at May 3, 2003 and 5.00 at November 1, 2003. At November 2, 2002, the Company's Ratio is 5.48. The Company believes that it will remain in compliance with this covenant throughout 2003.

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flow for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. As calculated by the definitions in the credit agreement, EBITDA was $27.5 million for 2002.

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

Assuming November 2, 2002 variable rate debt levels, a one-point increase in interest rates would have increased net interest expense by $0.5 million in fiscal year 2002.

RECENTLY ISSUED ACCOUNTING STANDARDS
In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. SFAS No. 144 applies to financial statements issued for fiscal years beginning after December 15, 2001.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended November 2, 2002, November 3, 2001, and October 28, 2000

In thousands, except per-share data                                          2002         2001         2000
-----------------------------------------------------------------------------------------------------------
Net sales                                                                $277,537     $314,116     $331,078
Cost of sales, including nonrecurring items                               212,402      243,272      243,900
-----------------------------------------------------------------------------------------------------------
Gross margin                                                               65,135       70,844       87,178
Selling, general and administrative expenses                               46,147       56,172       53,787
Special and nonrecurring items                                               (162)      12,642            -
-----------------------------------------------------------------------------------------------------------
Operating profit                                                           19,150        2,030       33,391
Interest expense, net of interest income
  of $127, $117, and $380, respectively                                    17,081       17,149       17,149
Minority interest in consolidated subsidiaries                                 59         (133)          (2)
-----------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                         2,010      (14,986)      16,244
Income tax expense (benefit)                                                1,318       (4,215)       7,048
-----------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                      $    692     $(10,771)    $  9,196
===========================================================================================================
Basic and diluted earnings (loss) per share                              $   0.08     $  (1.22)    $   1.05
===========================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

For the Years Ended November 2, 2002, and November 3, 2001

In thousands, except per-share data                                               2002             2001
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                   $  1,646         $  1,670
  Accounts receivable, less allowances of $707 and $949, respectively           32,942           35,268
  Inventories                                                                   57,117           49,224
  Prepayments and other current assets                                           9,041            6,977
-------------------------------------------------------------------------------------------------------
    Total current assets                                                       100,746           93,139
-------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                           2,726            3,392
  Buildings and improvements                                                    19,962           20,345
  Machinery and equipment                                                       49,569           44,953
-------------------------------------------------------------------------------------------------------
                                                                                72,257           68,690
  Less - accumulated depreciation                                               31,375           26,156
-------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                           40,882           42,534
-------------------------------------------------------------------------------------------------------
Other assets, net of accumulated amortization:
  Goodwill                                                                     117,474          117,474
  Other                                                                         14,475           14,320
-------------------------------------------------------------------------------------------------------
    Total other assets                                                         131,949          131,794
-------------------------------------------------------------------------------------------------------
Total assets                                                                  $273,577         $267,467
=======================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                            $ 20,841         $ 20,101
  Customer deposits                                                              9,211           10,953
  Accrued compensation and benefits                                              7,738            6,553
  Accrued interest                                                               4,511            5,005
  Other accrued liabilities                                                      4,127            6,745
  Current maturities of long-term debt                                          15,359           11,510
-------------------------------------------------------------------------------------------------------
    Total current liabilities                                                   61,787           60,867
Long-term obligations:
  Long-term debt                                                               135,226          136,461
  Minority interest in consolidated subsidiaries                                   736              677
  Other                                                                         14,828            9,421
-------------------------------------------------------------------------------------------------------
    Total liabilities                                                          212,577          207,426
-------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, $.02 par value: authorized 20,000,000 shares,
   issued 9,915,117                                                                198              198
  Additional paid-in capital                                                    47,376           47,376
  Treasury stock, at cost (1,012,918 and 1,117,151 shares, respectively)       (11,949)         (13,468)
  Accumulated other comprehensive loss                                          (6,775)          (6,460)
  Retained earnings                                                             32,150           32,395
-------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                  61,000           60,041
-------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                    $273,577         $267,467
=======================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended November 2, 2002, November 3, 2001, and October 28, 2000

                                                                                            Accumulated
                                                                Additional                        Other                       Total
                                                        Common     Paid-in      Treasury  Comprehensive     Retained  Stockholders'
In thousands                                             Stock     Capital         Stock           Loss     Earnings         Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 30, 1999                                 $198     $47,376      $(15,455)      $   (221)    $ 37,403       $ 69,301
===================================================================================================================================
  Net earnings                                               -           -             -              -        9,196          9,196
  Translation adjustments                                    -           -             -         (2,954)           -         (2,954)
-----------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                                      6,242
  Cash dividends                                             -           -             -              -       (1,394)        (1,394)
  Issuance of stock to
    Employee Stock Purchase Plan                             -           -           692              -         (314)           378
  Exercise of employee incentive stock options               -           -           192              -          (97)            95
  Issuance of stock for acquisition                          -           -            90              -          (35)            55
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 28, 2000                                 $198     $47,376      $(14,481)      $ (3,175)    $ 44,759       $ 74,677
===================================================================================================================================
  Net loss                                                   -           -             -              -      (10,771)       (10,771)
  Translation adjustments                                    -           -             -            694            -            694
  Change in value of cash flow hedge,
    net of tax of $334                                       -           -             -           (545)           -           (545)
  Minimum pension liability
    adjustment, net of tax of $2,104                         -           -             -         (3,434)           -         (3,434)
-----------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income (loss)                                                                                             (14,056)
  Cash dividends                                             -           -             -              -       (1,055)        (1,055)
  Issuance of stock to
    Employee Stock Purchase Plan                             -           -           802              -         (400)           402
  Exercise of employee incentive stock options               -           -           211              -         (138)            73
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 3, 2001                                 $198     $47,376      $(13,468)      $ (6,460)    $ 32,395       $ 60,041
===================================================================================================================================
  Net earnings                                               -           -             -              -          692            692
  Translation adjustments                                    -           -             -          1,326            -          1,326
  Change in value of cash flow hedge,
    net of tax of $334                                       -           -             -            545            -            545
  Minimum pension liability
    adjustment, net of tax of $1,340                         -           -             -         (2,186)           -         (2,186)
-----------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                                                                        377
  Issuance of stock to
    Employee Stock Purchase Plan                             -           -         1,139              -         (769)           370
  Exercise of employee incentive stock options               -           -            36              -          (27)             9
  Issuance of stock to Deferred Directors Plan               -           -           344              -         (141)           203
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 2, 2002                                 $198     $47,376      $(11,949)      $ (6,775)    $ 32,150       $ 61,000
===================================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended November 2, 2002, November 3, 2001, and October 28, 2000.

In thousands                                                      2002            2001            2000
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings (loss)                                            $   692        $(10,771)       $  9,196
Adjustments to reconcile net earnings (loss)
  to cash provided by (used in) operating activities:
  Depreciation and amortization                                  8,766          11,594           9,818
  Deferred income tax provision                                  5,896          (4,032)          6,248
  Minority interest in consolidated subsidiaries                    59            (133)             (2)
  Special and nonrecurring items, non cash                        (801)         13,967               -
  Changes in assets and liabilities:
    Accounts receivable                                          1,605           4,902           7,184
    Inventories                                                 (7,248)         (4,924)         (2,873)
    Prepayments and other current assets                        (5,339)           (725)           (894)
    Other assets                                                (1,841)         (3,308)         (2,270)
    Accounts payable                                               605           4,265          (4,848)
    Customer deposits                                           (1,742)            664          (1,402)
    Accrued liabilities                                         (2,044)           (246)         (3,798)
    Other liabilities                                            1,204            (377)            983
------------------------------------------------------------------------------------------------------
    Cash provided by (used in) operating activities               (188)         10,876          17,342
======================================================================================================
Cash flows from investing activities:
  Additions to property, plant and equipment                    (4,380)         (5,805)         (5,327)
  Proceeds from sale of property, plant and equipment            2,286               -               -
------------------------------------------------------------------------------------------------------
    Cash used in investing activities                           (2,094)         (5,805)         (5,327)
======================================================================================================
Cash flows from financing activities:
  Repayment of long-term debt                                   (9,474)         (6,750)        (10,098)
  Proceeds from long-term debt                                  11,353               -               -
  Common stock issuances                                           379             475             528
  Cash dividends                                                     -          (1,055)         (1,394)
------------------------------------------------------------------------------------------------------
    Cash provided by (used in) financing activities              2,258          (7,330)        (10,964)
======================================================================================================
Increase (decrease) in cash and cash equivalents                   (24)         (2,259)          1,051
Cash and cash equivalents - beginning of period                  1,670           3,929           2,878
------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                      $ 1,646        $  1,670        $  3,929
======================================================================================================
Supplemental cash flow information:
Cash paid for interest                                         $16,651        $ 16,152        $ 15,904
======================================================================================================
Cash paid for (refund of) taxes, net                           $(2,878)       $  1,126        $  2,377
======================================================================================================
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2002 and 2000 ended November 2, 2002 and October 28, 2000, respectively, and included 52 weeks. Fiscal year 2001 ended November 3, 2001, and included 53 weeks. References to years relate to fiscal years rather than calendar years.

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

The Company operates factories in Mexico through wholly owned subsidiaries which produce all of its table base casting requirements and also certain of its wood chair frames. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon a.s., which manufactures wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company operates Howe A/S, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract office market. In addition, the Falcon Products (Shenzen) Limited facility located in The People's Republic of China manufactures and markets products primarily for the food service market within the Asia-Pacific region. Sales from foreign operations and export sales from domestic facilities were $17.4 million, $22.4 million, and $25.0 million, in 2002, 2001, and 2000, respectively. At November 2, 2002 and November 3, 2001, long-lived assets of the foreign operations were $14.5 million and $12.1 million, respectively.

REVENUE RECOGNITION
The Company manufactures products for specific customer orders. Revenues are recognized and billings are rendered as the product is shipped and title passes to the customer.

SHIPPING AND HANDLING FEES
In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" all amounts billed to customers in sale transactions related to shipping and handling represent revenues earned for the goods provided and are classified as such. All amounts incurred for shipping and handling are included in cost of sales.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

INVENTORIES
Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 50% of the inventories at both November 2, 2002 and November 3, 2001, respectively, has been determined using the Last-In, First-Out (LIFO) method. The remaining inventories are valued using the First-In, First-Out (FIFO) method. At November 2, 2002 and November 3, 2001, the inventory valued using LIFO approximates FIFO.

Inventories at November 2, 2002 and November 3, 2001, consist of the following:

In thousands                                                2002           2001
-------------------------------------------------------------------------------
Raw materials                                            $37,759        $33,501
Work in process                                           10,641          9,054
Finished goods                                             8,717          6,669
-------------------------------------------------------------------------------
                                                         $57,117        $49,224
===============================================================================

PROPERTY, PLANT AND EQUIPMENT
Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations. Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements - 5 to 40 years; machinery and equipment - 3 to 13 years. Depreciation expense was $5.3 million, $5.3 million, and $4.3 million in 2002, 2001 and 2000, respectively.

LONG-LIVED ASSETS
Long-lived assets include primarily property and goodwill. Long-lived assets being retained for use are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

OTHER ASSETS
Other assets consist of the following at November 2, 2002 and November 3, 2001:

In thousands                                               2002           2001
------------------------------------------------------------------------------
Goodwill, net of accumulated amortization
  of $10,834                                           $117,474       $117,474
Deferred financing fees, net of
  accumulated amortization of
  $3,041 and $2,032                                       4,818          5,191
Deferred catalog costs, net of
  accumulated amortization of
  $1,940 and $717                                         2,413          3,046
Other, net of accumulated amortization
  of $4,316 and $2,671                                    6,207          3,948
Deferred tax assets                                       1,037          2,135
------------------------------------------------------------------------------
                                                       $131,949       $131,794
==============================================================================

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

INTEREST RATE RISK MANAGEMENT
In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, as amended, "Accounting for Derivatives and Hedging Activity" all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to stockholders' equity through other comprehensive income.

FOREIGN CURRENCY TRANSLATION
The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The functional currency for Falcon Mimon a.s., Falcon Products (Shenzen) Limited, and Howe A/S has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included in accumulated other comprehensive loss.

For the Company's Mexican subsidiaries, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses.

The net foreign currency translation and transaction gains (losses) included in earnings for 2002, 2001, and 2000, were $(269), $25, and $(46), thousand, respectively.

EARNINGS PER SHARE
Earnings per share amounts have been calculated in accordance with SFAS No. 128, "Earnings Per Share" using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

SEGMENTS
In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," a single segment has been identified based upon management responsibility. The Company operates in one reportable segment, the manufacture and sale of commercial furniture.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those reported.

COMPREHENSIVE INCOME (LOSS)
Comprehensive income (loss) represents the change in stockholders' equity during the period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss consists of the following at November 2, 2002, and November 3, 2001:

In thousands                                               2002           2001
------------------------------------------------------------------------------
Cumulative translation adjustments                      $(1,155)       $(2,481)
Minimum pension liability adjustment,
  net of tax                                             (5,620)        (3,434)
Fair value of cash flow hedge,
  net of tax                                                  -           (545)
------------------------------------------------------------------------------
                                                        $(6,775)       $(6,460)
==============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECENTLY ISSUED ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 on November 4, 2001. Upon adoption, the Company did not have an impairment charge and eliminated the amortization of goodwill.

The following table presents the impact of SFAS No. 142 on net earnings (loss) and net earnings (loss) per share had the accounting standard been in effect for 2001 and 2000:

In thousands
except per share amounts                       2002         2001         2000
-----------------------------------------------------------------------------
Net earnings (loss) -
  as reported                                 $ 692     $(10,771)     $ 9,196
Adjustments -
  Amortization of goodwill                        -        3,508        3,454
  Income tax effect                               -          (93)         (93)
-----------------------------------------------------------------------------
Net earnings (loss) - adjusted                $ 692     $ (7,356)     $12,557
=============================================================================
Basic earnings (loss) per share
  - as reported                               $0.08     $  (1.22)     $  1.05
-----------------------------------------------------------------------------
Basic earnings (loss) per share
  - adjusted                                  $0.08     $  (0.83)     $  1.44
-----------------------------------------------------------------------------
Diluted earnings (loss) per share
  - as reported                               $0.08     $  (1.22)     $  1.05
-----------------------------------------------------------------------------
Diluted earnings (loss)
  per share - adjusted                        $0.08     $  (0.83)     $  1.43
=============================================================================

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. SFAS No. 144 applies to financial statements issued for fiscal years beginning after December 15, 2001.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Note 2 - Special and Nonrecurring Items

During the first quarter of 2002, the Company recorded a pre-tax charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share, for special and nonrecurring items. The charge is a result of the Company executing its manufacturing strategy, which included the closure of its Statesville, North Carolina facility, and transfer production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, or $0.5 million after-tax or $0.05 per diluted share, for special and nonrecurring items. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the special and nonrecurring items were originally recorded.

During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The charges resulted from the Company's decision to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina, facility; significantly downsized its Zacatecas, Mexico, facility; and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance of approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write-down the carrying value of inventory.

A summary of activity related to the strategic initiatives is as follows:

In thousands                                           2002            2001
---------------------------------------------------------------------------
Liability - beginning of period                     $ 2,836        $      -
---------------------------------------------------------------------------
Charges to operations:
  Asset write-downs (gains)                            (528)          7,967
  Inventory disposal and product
    elimination costs                                     -           6,000
 Employee severance costs                              (288)          2,520
  Real estate exit and other costs                      654           2,155
                                                    -----------------------
                                                       (162)         18,642
---------------------------------------------------------------------------
Asset write-down or cash payments:
  Asset (write-downs) gains                             528          (7,967)
  Inventory disposal and product
    elimination costs                                     -          (6,000)
  Employee severance costs                           (1,261)           (971)
  Real estate exit and other costs                   (1,691)           (868)
                                                    -----------------------
                                                     (2,424)        (15,806)
---------------------------------------------------------------------------
Liability - end of period                           $   250        $  2,836
===========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Rental Expense and Lease Commitments

The Company leases certain manufacturing facilities, office and showroom space, and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2015.

The future minimum rental commitments due under lease agreements are as follows at November 2, 2002:

                                                        Capital   Operating
In thousands                                             Leases      Leases
---------------------------------------------------------------------------
2003                                                       $ 61     $ 3,594
2004                                                         61       3,171
2005                                                          -       2,896
2006                                                          -       2,133
2007                                                          -       1,750
Later years                                                   -       8,465
---------------------------------------------------------------------------
Total minimum lease payments                                122     $22,009
                                                                    =======
Less-amount representing interest                            (6)
---------------------------------------------------------------
Present value of minimum lease payments                    $116
===============================================================

Total operating lease and rental expense was approximately $2.6 million, $3.2 million, and $2.8 million in 2002, 2001, and 2000, respectively.

Note 4 - Long-Term Debt

Long-term debt consists of the following at November 2, 2002 and November 3, 2001:

In thousands                                             2002          2001
---------------------------------------------------------------------------
11.375% Senior subordinated notes,
  due June 15, 2009                                  $100,000      $100,000

Term loan, expiring April 30, 2004,
  interest at LIBOR + 4.75%                            34,995        44,415

Revolving line of credit, interest at LIBOR
   + 4.75% or Base Rate + 3.25%                        10,900             -

Notes payable to a foreign bank, secured
  by certain assets of Falcon Mimon,
  due in varying monthly installments,
  interest ranging from LIBOR
  + 1.4% to 2.2%                                        3,182         2,035

Notes payable to a foreign bank,
  secured by certain assets of
  Howe Europe, due in varying
  quarterly installments, interest
  at 4.5% to 5.1%                                       1,392         1,351
Obligations under capital leases                          116           170
---------------------------------------------------------------------------
                                                      150,585       147,971

Less-current maturities                                15,359        11,510
---------------------------------------------------------------------------
                                                     $135,226      $136,461
===========================================================================

The Company's long-term debt matures (in thousands) as follows: $15,359 in 2003, $33,834 in 2004, $0 in 2005, $0 in 2006, $0 in 2007, and $101,392 thereafter.

The Company has a senior secured credit facility (the "Senior Secured Credit Facility") with a group of financial institutions which provides for a term loan with an initial amount of $70 million (the "Term Loan") and a revolving credit facility of up to $25 million (the "Revolving Credit Facility"). The Senior Secured Credit Facility is secured by substantially all of the assets of the Company. At November 2, 2002, the Company had outstanding indebtedness of $35.0 million under the Term Loan, and $10.9 million outstanding under the Revolving Credit Facility.

The loans outstanding under the Senior Secured Credit Facility bear interest at the Company's option, at (1) the London Interbank Offered Rate ("LIBOR") plus the applicable margin, or (2) the greater of the Prime Rate and the rate which is 1% in excess of the rates on overnight Federal Funds transactions as published by the Federal Reserve Bank of New York (the "Base Rate"), plus the applicable margin. The applicable margin is determined based on total leverage ratio, as defined. For the Revolving Credit Facility and the Term Loan, the applicable margin will range from 3.00% to 4.75% for LIBOR borrowings and from 1.50% to 3.25% for Base Rate borrowings.

Concurrently with entering into the Senior Secured Credit Facility, the Company issued $100 million of 11.375% Senior Subordinated Notes (the "Senior Subordinated Notes") due June 15, 2009, with interest payable semiannually commencing December 15, 1999. The proceeds from the issuance were used in conjunction with the Senior Secured Credit Facility to finance the acquisition of Shelby Williams Industries, Inc. along with the fees and expenses associated with the acquisition.

Under the terms of the Senior Secured Credit Facility and the indentures pursuant to which the Senior Subordinated Notes have been issued (the "Indenture"), the Company must comply with certain covenants including limitations relating to the payment of dividends and the maintenance of specific ratios. The Company's most restrictive debt covenant is the consolidated leverage ratio ("Ratio") as defined in the agreement. At November 2, 2002, the Company's Ratio is 5.48 and the maximum Ratio requirement is 5.50.

Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of November 2, 2002 and November 3, 2001, was approximately $127 million and $138 million, respectively.

At November 2, 2002, the Company had letters of credit outstanding of $4.8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Income Taxes

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

The components of income tax expense (benefit) are as follows:

In thousands                                   2002          2001          2000
-------------------------------------------------------------------------------
Current:
  Federal                                   $(5,855)      $(1,023)       $  648
  State                                         863           617            41
  Foreign                                       414           223           111
Deferred                                      5,896        (4,032)        6,248
-------------------------------------------------------------------------------
                                            $ 1,318       $(4,215)       $7,048
===============================================================================

The following is a reconciliation between statutory federal income tax expense (benefit) and actual income tax expense (benefit):

In thousands                                   2002          2001          2000
-------------------------------------------------------------------------------
Computed "expected"
  federal income tax
  expense (benefit)                          $  683       $(5,095)       $5,522
Increase (decrease) resulting from:
  State income taxes                            436            40           767
  Non-deductible goodwill
    amortization                                  -         1,109         1,059
  Other, net                                    199          (269)         (300)
-------------------------------------------------------------------------------
                                             $1,318       $(4,215)       $7,048
===============================================================================

The significant components of deferred income tax assets and liabilities are as follows:

In thousands                                                 2002          2001
-------------------------------------------------------------------------------
Deferred tax assets:
  Reserves and accruals                                   $ 3,393       $ 7,880
  Net operating loss carryforward                           2,288         3,947
  Pension liability                                         3,543         2,927
-------------------------------------------------------------------------------
                                                            9,224        14,754
===============================================================================
Deferred tax liabilities:
  Depreciation and other
    property basis differences                             (2,771)       (3,606)
  Inventories                                              (3,412)       (3,251)
  Other                                                    (2,520)       (2,487)
-------------------------------------------------------------------------------
                                                           (8,703)       (9,344)
-------------------------------------------------------------------------------
Net deferred income tax asset                             $   521       $ 5,410
===============================================================================

Net current deferred income tax liabilities of $0.5 million and net non-current deferred income tax assets of $1.0 million are included in other accrued liabilities and other assets, respectively, in the accompanying Consolidated Balance Sheets at November 2, 2002. The Company's net operating loss carryforwards expire between 2006 and 2022.

Note 6 - Stock Option and Stock Purchase Plans

The Company has an employee stock purchase plan. Under the plan, employees may contribute up to 10% of their gross income to purchase stock of the Company at 85% of the lesser of the fair market value on the grant date or the exercise date.

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

The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 3,000 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

The Company accounts for the option plans using APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock option transactions under the plans for 2002, 2001, and 2000:

                                                                  2002                       2001                       2000
                                                ----------------------     ----------------------     ----------------------
                                                AVERAGE         NUMBER     Average         Number     Average         Number
                                                  PRICE      OF SHARES       Price      of Shares       Price      of Shares
----------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year          $9.24      1,694,053      $11.08      1,188,553      $11.09      1,289,970
Options granted                                    5.90        454,000        7.28        851,000        9.22         24,000
Options canceled                                   9.34        164,325       11.03        329,600       11.38        110,700
Options exercised                                  4.09          2,339        4.88         15,900        6.68         14,717
----------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year                $8.47      1,981,389      $ 9.24      1,694,053      $11.08      1,188,553
============================================================================================================================
Exercisable at end of year                                     875,589                    697,233                    734,033
============================================================================================================================

Stock options outstanding at November 2, 2002:

                                              Options Outstanding                              Options Exercisable
                              --------------------------------------------------        ------------------------------
                                  Number           Remaining    Weighted Average            Number    Weighted Average
                              of Options    Contractual Life      Exercise Price        of Options      Exercise Price
----------------------------------------------------------------------------------------------------------------------
$5.90 - $ 7.13                   689,000                8.71              $ 6.36            55,000              $ 7.05
$7.17 - $ 9.24                   740,099                6.71                7.85           347,099                8.39
$9.25 - $15.00                   552,290                3.79               11.95           473,490               11.92
----------------------------------------------------------------------------------------------------------------------
                               1,981,389                6.59              $ 8.47           875,589              $10.21
======================================================================================================================

Pro forma net earnings and net earnings per share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

In thousands
except per-share amounts                       2002          2001        2000
-----------------------------------------------------------------------------
Net earnings (loss)
  - pro forma                                 $  57      $(11,411)     $8,629
Net earnings (loss)
  per share - pro forma                       $0.01      $  (1.29)     $ 0.98
Weighted-average fair value
  of options granted                          $2.43      $   2.92      $ 4.64
=============================================================================

For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

In thousands                                   2002         2001          2000
------------------------------------------------------------------------------
Expected dividend yield                           0%           1%            1%
Expected stock price volatility                  44%          43%           30%
Risk-free interest rate                         2.0%         5.0%          5.5%
Expected life of option                   6.1 YEARS    5.9 years     5.8 years
==============================================================================

Note 7 - Derivative Instruments

The Company has used interest rate swap agreements to manage the relative mix of the Company's debt between fixed and variable rate instruments. During 2002, the Company's cash flow designated interest rate swap agreement expired and the Company's fair value designated interest rate swap agreement was terminated. At November 2, 2002, the Company had no interest rate swap agreements.

Note 8 - Earnings Per Share

In accordance with SFAS No. 128 "Earnings Per Share," the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 2002, 2001, and 2000.

In thousands
except per-share amounts                          2002         2001       2000
-------------------------------------------------------------------------------
Net earnings (loss)                             $  692     $(10,771)    $9,196
-------------------------------------------------------------------------------
Average shares outstanding                       8,943        8,833      8,741
Assumed exercise of options
  (treasury method)                                  -            -         49
-------------------------------------------------------------------------------
Average shares outstanding
  adjusted for dilutive effects                  8,943        8,833      8,790
-------------------------------------------------------------------------------
Basic earnings (loss)
  per share                                     $ 0.08     $  (1.22)    $ 1.05
-------------------------------------------------------------------------------
Diluted earnings (loss)
  per share                                     $ 0.08     $  (1.22)    $ 1.05
===============================================================================

Basic earnings per share were computed by dividing net earnings (loss) by the weighted average shares outstanding during the year. Diluted earnings (loss) per share was determined assuming the options issued and outstanding were exercised. Options to purchase 1,981,389 shares at a weighted average exercise price of $8.47 per share, 1,694,053 shares at a weighted average exercise price of $9.24 per share and 852,610 shares at a weighted average exercise price of $12.02 were outstanding during 2002, 2001, and 2000, respectively but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price or the shares would be antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Pension Plans

The Company has three noncontributory, defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations. For the Company's plans, normal retirement age is 65, but provision is made for earlier retirement. Benefits are generally based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the Company's pension plans primarily consist of investments in publicly traded securities and in group annuity contracts with insurance companies.

In thousands                                               2002          2001
-----------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning
  of year                                              $ 40,436      $ 32,729
Service cost                                              2,468         2,092
Interest cost                                             2,745         2,479
Actuarial (gain)/loss                                    (2,737)        4,827
Benefits paid                                            (3,133)       (1,691)
Effect of benefit change                                  1,764             -
-----------------------------------------------------------------------------
Benefit obligation at end of year                      $ 41,543      $ 40,436
=============================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                                    $ 28,016      $ 30,399
Actual return on plan assets                             (1,903)       (2,373)
Employer contributions                                      531         1,681
Benefits paid                                            (3,133)       (1,691)
-----------------------------------------------------------------------------
Fair value of plan assets at end of year               $ 23,511      $ 28,016
=============================================================================
RECONCILIATION OF FUNDED STATUS
Underfunded status                                     $(18,032)     $(12,420)
Unrecognized net actuarial loss                          10,239         9,640
Unrecognized transition asset                                 -           (77)
Unrecognized prior service cost                           2,273           571
-----------------------------------------------------------------------------
Net amounts recognized                                 $ (5,520)     $ (2,286)
=============================================================================
AMOUNTS RECOGNIZED
Accrued benefit liability                              $(16,761)     $ (8,543)
-----------------------------------------------------------------------------
Intangible asset                                       $  2,273      $    719
-----------------------------------------------------------------------------
Accumulated other comprehensive loss                   $  9,064      $  5,538
-----------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                           $  2,468      $  2,092
Interest cost                                             2,745         2,479
Expected return on plan assets                           (2,486)       (2,703)
Amortization of plan assets                                   -             6
Amortization of prior service cost                           93            78
Amortization of transition asset                              -           (16)
Recognized net actuarial loss                               415            99
-----------------------------------------------------------------------------
Net periodic benefit cost                              $  3,235      $  2,035
=============================================================================

The following actuarial assumptions were used in determining the Company's net periodic benefit cost and projected benefit obligation:

                                                           2002          2001
------------------------------------------------------------------------------
Discount rate                                              7.00%         7.00%
Rate of salary increase                                    2.50%         5.00%
Expected long-term rate of return
  on plan assets                                           9.00%         9.00%
==============================================================================

Note 10 - Transactions with Related Parties

Certain of the Company's directors or their affiliates provide various professional services to the Company or purchase some of the Company's products. During 2002, 2001, and 2000, the Company's transactions with those directors or their affiliates totaled in thousands approximately $224, $190, and $456, respectively.

Note 11 - Contingencies

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Quarterly Financial Information (Unaudited)

In thousands, except per-share data
---------------------------------------------------------------------------------------------------
2002                                             FIRST         SECOND          THIRD         FOURTH
---------------------------------------------------------------------------------------------------
Net sales                                      $64,342        $66,594       $ 70,811        $75,790
---------------------------------------------------------------------------------------------------
Gross margin                                    14,909         16,110         16,551         17,565
---------------------------------------------------------------------------------------------------
Special and nonrecurring items                     639              -              -           (801)
---------------------------------------------------------------------------------------------------
Net earnings (loss)                               (879)            68            334          1,169
---------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share              $ (0.10)       $  0.01       $   0.04        $  0.13
---------------------------------------------------------------------------------------------------

2001                                             First         Second          Third         Fourth
---------------------------------------------------------------------------------------------------
Net sales                                      $76,187        $77,109       $ 77,024        $83,796
---------------------------------------------------------------------------------------------------
Gross margin                                    20,000         18,187         12,446         20,211
---------------------------------------------------------------------------------------------------
Special and nonrecurring items                       -              -         12,000            642
---------------------------------------------------------------------------------------------------
Net earnings (loss)                              1,252           (392)       (11,072)          (559)
---------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share              $  0.14        $ (0.04)      $  (1.25)       $ (0.06)
---------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS FALCON PRODUCTS, INC.:
We have audited the accompanying consolidated balance sheet of Falcon Products, Inc. as of November 2, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal year ended November 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Falcon Products, Inc. as of November 3, 2001 and for the fiscal years ended November 3, 2001 and October 28, 2000 were audited by other auditors who have ceased operations and whose report dated December 14, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Falcon Products, Inc. at November 2, 2002 and the consolidated results of its operations and its cash flows for the fiscal year ended November 2, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.


/s/ Ernst & Young LLP

St. Louis, Missouri
December 17, 2002


The following report is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

TO FALCON PRODUCTS, INC.:
We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 2, 2002 and November 3, 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of November 2, 2002 and November 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 2, 2002, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP

St. Louis, Missouri
December 14, 2001

SELECTED FINANCIAL DATA

In thousands,
except per-share data          2002      2001      2000      1999      1998      1997      1996     1995     1994     1993     1992
-----------------------------------------------------------------------------------------------------------------------------------
Operating Data:
  Net sales                $277,537  $314,116  $331,078  $233,019  $149,085  $118,110  $105,489  $83,591  $71,213  $56,371  $43,150
  Cost of sales, including
    nonrecurring items      212,402   243,272   243,900   174,516   108,726    84,607    73,912   56,827   48,574   39,151   29,545
-----------------------------------------------------------------------------------------------------------------------------------
  Gross margin               65,135    70,844    87,178    58,503    40,359    33,503    31,577   26,764   22,639   17,220   13,605
  Selling, general and
    administrative
    expenses                 46,147    56,172    53,787    39,289    29,482    22,044    20,469   16,992   14,354   11,177    8,571
  Special and
    nonrecurring items         (162)   12,642         -    10,500       271     3,700         -        -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------
  Operating profit           19,150     2,030    33,391     8,714    10,606     7,759    11,108    9,772    8,285    6,043    5,034
  Interest expense
    (income), net            17,081    17,149    17,149     7,281       619      (139)      (95)    (141)    (145)     223      137
  Minority interest              59      (133)       (2)      (24)      (64)      (47)      (89)      44       (4)       -        -
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) from
    continuing operations
    before income taxes       2,010   (14,986)   16,244     1,457    10,051     7,945    11,292    9,869    8,434    5,820    4,897
  Income tax expense
    (benefit)                 1,318    (4,215)    7,048       873     3,701     3,019     4,291    3,693    3,121    2,137    1,761
-----------------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss) from
    continuing operations       692   (10,771)    9,196       584     6,350     4,926     7,001    6,176    5,313    3,683    3,136
  Discontinued operations,
    net of tax                    -         -         -         -         -       938     1,432    1,281      864      764      599
  Gain on sale of dis-
    continued operations,
    net of tax                    -         -         -         -         -     6,770         -        -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss)      $    692  $(10,771) $  9,196  $    584  $  6,350  $ 12,634  $  8,433  $ 7,457  $ 6,177  $ 4,447  $ 3,735
===================================================================================================================================
Earnings (loss) per
 share -
  Diluted:(1)
  Continuing operations    $   0.08  $  (1.22) $   1.05  $   0.07  $   0.68  $   0.50  $   0.71  $  0.64  $  0.55  $  0.42  $  0.41
  Discontinued operations         -         -         -         -         -      0.09      0.15     0.13     0.09     0.09     0.08
  Gain on sale of
    discontinued
    operations                    -         -         -         -         -      0.69         -        -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------
  Net earnings per share   $   0.08  $  (1.22) $   1.05  $   0.07  $   0.68  $   1.28  $   0.86  $  0.77  $  0.64  $  0.50  $  0.48
===================================================================================================================================
  Cash dividends
    per share                     -  $   0.12  $   0.16  $   0.08  $   0.16  $   0.14  $   0.10  $  0.07  $  0.04        -        -
===================================================================================================================================
Financial Position:
  Working capital          $ 38,959  $ 32,272  $ 43,321  $ 46,799  $ 35,756  $ 38,691  $ 34,531  $29,927  $25,658  $25,129  $13,327
  Property, plant and
    equipment, net           40,882    42,534    49,897    48,841    27,498    25,211    24,485   21,529   18,467   11,069   10,674
  Capital expenditures        4,380     5,805     5,327     6,245     6,594     3,807     4,449    4,969    4,608    1,506    1,131
    Total assets            273,577   267,467   279,025   292,206   111,974    99,357    84,388   74,884   64,905   53,228   40,555
    Total debt              150,585   147,971   154,408   164,506    18,815     1,794     1,405    1,889    1,787      860    9,250
    Stockholders' equity     61,000    60,041    74,677    69,301    71,946    73,264    68,476   58,307   50,556   44,147   23,404
===================================================================================================================================

(1)Per-share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50% stock dividend.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

FRANKLIN A. JACOBS o
Chairman of the Board and
Chief Executive Officer,
Falcon Products, Inc.

MARTIN BLAYLOCK *
Retired, Vice President of
Manufacturing Operations,
Monsanto Company

MELVIN F. BROWN +
Retired, President and
Chief Executive Officer,
Deutsche Financial Services

S. LEE KLING o *
Chairman of the Board,
The Kling Company

LEE M. LIBERMAN +
Chairman Emeritus,
Laclede Gas Company

DAVID L. MORLEY o
President and Chief Operating
Officer, Falcon Products, Inc.

STEVEN C. ROBERTS +
Co-Founder & President,
Roberts-Roberts & Associates

MICHAEL F. SHANAHAN, SR. *
Chairman of the Board and
Chief Executive Officer,
Engineered Support Systems, Inc.

o Member Executive Committee
+ Member Audit Committee
* Member Compensation Committee

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

JEFF O'HARA
President
Sellers & Josephson

CYNDY DONATO ROSENBLOOM
Vice President,
Human Resources

DANIEL L. STEINBERG
Vice President,
Information Technologies

R. CRAIG WATTS
President and Chief Executive
Officer, Epic Furniture Group

    [PHOTO]
DONALD P. GALLOP
1932 - 2002

    [PHOTO]
ALAN PETERS
1911 - 2002

         In memory of Don and Alan for their numerous years of tireless service, dedication and leadership to the Company and its
         employees. We will greatly miss their sound advice that helped contribute to the growth and success of the Company.

SHAREHOLDER INFORMATION

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800 368 5948

INDEPENDENT AUDITORS
Ernst & Young, LLP
Plaza in Clayton, Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105

CORPORATE COUNSEL
Gallop, Johnson & Neuman, L.C.
101 South Hanley Road
St. Louis, Missouri 63105

FACILITIES

CORPORATE HEADQUARTERS:
9387 Dielman Industrial Drive
St. Louis, Missouri 63132
www.thefalconcompanies.com

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

810 West Highway 25/70
Newport, Tennessee 37821


FOREIGN FACILITIES:

Falcon de Juarez, S.A. de C.V.
APDO, Postal 2519 E.
CD Juarez, Chih., Mexico
U.S.A. - P.O. Box 12865

Falcon Mimon a.s.
Hvezdovska 644
47124 Mimon
Czech Republic

Falcon Products (Shenzhen)
Limited
10th Building
Fuman Industrial Zone, Pingucan
Pinghu Shenzhen
The People's Republic of China
518111

Howe A/S
Mandel Alle 23
5500 Middelfart, Denmark

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

7026 Old Katy Road
Suite 267
Houston, Texas 77024

8687 Melrose Avenue
Los Angeles, California 90069

7901 S.W. 6th Court
Suite 120
Plantation, Florida 33324

150 East 58th Street
Suite 300
New York, New York 10005

Flat G, 6/F, Tower 2,
The Gateway Plaza
2601 Xian Tu Road
Xu Hui Qu, Shanghai,
The People's Republic
of China 200030


FORM 10-K
A copy of the Annual Report
to the Securities and Exchange
Commission on Form 10-K may
be obtained from the Company
at no charge.

Direct your written requests to:
Corporate Secretary
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132

TRADING INFORMATION
Falcon Products, Inc.,
common stock is traded on
the New York Stock Exchange
under the symbol FCP.

ANNUAL MEETING
The Annual Meeting of
Shareholders will be held on
March 6, 2003, at 10:30 a.m.
Central Standard Time
at the St. Louis Club,
7701 Forsyth Boulevard,
Clayton, Missouri 63105