Form 10-K, Exhibit 13
period 2003-11-01
FALCON PRODUCTS INC /DE/
filed 2004-02-13
CIK 34339

                                                                  Exhibit 13


                          Falcon Products, Inc. 2003 Annual Report | page 25



Financial Data:
Table of Contents



The Falcon Companies is the leader in the commercial furniture market segments that it serves. The following section provides financial details for fiscal 2003.



Management's Discussion and Analysis of Financial
   Condition and Results of Operation                     26
------------------------------------------------------------
Consolidated Statements of Operations                     32
------------------------------------------------------------
Consolidated Balance Sheets                               33
------------------------------------------------------------
Consolidated Statements of Stockholders' Equity           34
------------------------------------------------------------
Consolidated Statements of Cash Flows                     35
------------------------------------------------------------
Notes to Consolidated Financial Statements                36
------------------------------------------------------------
Report of Independent Auditors                            46
------------------------------------------------------------
Selected Financial Data                                   47
------------------------------------------------------------

Falcon Products, Inc. 2003 Annual Report | page 26



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

Critical Accounting Policies, Estimates and Judgments
The Company's financial statements are prepared in accordance with principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that of its accounting policies, the following include significant estimates made by management and involve a higher degree of judgment and complexity.

Management Plan and Future Compliance with Debt Covenants - The Company experienced a net loss in 2003 due to the restructuring charges recorded by the Company as more fully described in Note 2, the decline in sales and the unfavorable product mix and pricing pressures. As a result of the loss, the Company was not in compliance with certain financial covenants under its then-existing senior secured credit agreement as of November 1, 2003. Subsequent to November 1, 2003, the Company restructured its senior secured credit agreement. The amended and restated senior credit agreement increased the term B loan to $50 million from $35 million, adjusted the interest rate down to 15% and eased financial covenants. The Company anticipates improvement in results of operations due to significant cost savings as a result of the plant closings, the consolidation of operations into lower cost facilities, the pension plan curtailment, and its current plan to implement a strategic sourcing initiative to lower product costs through its wood frame supply chain in Europe. Based upon management's plans and projected cost savings, the Company expects to remain in compliance with the debt covenants. The improved operating results are dependent upon management's ability to accomplish certain expected reductions in operating expenses. Should the Company's decline in sales and pricing pressures persist in 2004, management has identified additional contingency plans relating to reductions of additional controllable costs, including additional headcount reductions, which would be implemented to remain in compliance with its revised quarterly covenants.

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

Goodwill - The Company performs an evaluation of goodwill for impairment on an annual basis or more frequently, if circumstances indicate a possible impairment. We did not have an impairment of goodwill as of November 1, 2003. The Company uses an independent valuation firm to assist in performing the annual impairment evaluation. The

                          Falcon Products, Inc. 2003 Annual Report | page 27



independent valuation firm uses various approaches to determine if an impairment of goodwill exists. One of the approaches uses estimates of future revenues and expenses, as well as appropriate discount rates. These estimates are consistent with the plans and estimates that the Company uses to manage the business. The estimates assume that the Company will maintain or gain market share in the future and that the commercial furniture market will experience a gradual recovery and return to growth from the current trends. If the Company fails to achieve the assumed growth rates or assumed operating margin, the Company may incur charges for impairment of goodwill in the future.

Self-Insurance Reserves - The Company is self-insured up to certain stop-loss limits for medical and workers' compensation claims. The Company records reserves based on the historical trends in medical and workers' compensation costs. If the Company were to experience an increase in medical or workers' compensation costs compared with our historical experience on which the reserve is based, our operating results would be adversely affected.


Operating Results as a Percentage of Sales
The following table sets forth, for the periods presented, certain information relating to the operations of the Company, expressed as a percentage of net sales:

                                                     NOVEMBER 1, 2003     NOVEMBER 2, 2002     NOVEMBER 3, 2001
-----------------------------------------------------------------------------------------------------------------
Net sales                                                       100.0%               100.0%               100.0%
Cost of sales, including restructuring charge                    80.7                 76.5                 77.4
-----------------------------------------------------------------------------------------------------------------
Gross margin                                                     19.3                 23.5                 22.6
Selling, general and administrative expenses                     17.7                 16.6                 17.9
Interest expense, net                                             7.0                  6.2                  5.5
Loss on early extinguishment of debt                              0.6                   --                   --
Loss on curtailment of pension plan                               0.8                   --                   --
Restructuring charge                                              1.8                   --                  4.0
-----------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                              (8.6)                 0.7                 (4.8)
Income tax expense (benefit)                                      0.3                  0.5                 (1.4)
-----------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                              (8.9)%                0.2%                (3.4)%
=================================================================================================================


Fiscal Year
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2003, 2002 and 2001 ended November 1, 2003, November 2, 2002 and November 3, 2001, respectively, and included 52, 52 and 53 weeks, respectively. References to years relate to fiscal years rather than calendar years.

Net Sales
In 2003, net sales were $251.8 million, compared with $277.5 million in 2002, a decrease of 9.3%. The decrease is a result of a decline in both the hospitality and food service markets, partially offset by an increase in the contract office market. All of the Company's end markets have been impacted by the soft U. S. economy. Sales in the food service market declined as a result of the successful completion of the Boston Market remodeling program in the first quarter of 2003. Excluding the impact from Boston Market, the Company's sales to the food service market increased during fiscal 2003. The decrease in the hospitality market was a reflection of the continued soft hospitality market, which has led to a decline in new construction and a deferral of hotel refurbishments.

In 2002, net sales were $277.5 million, compared with $314.1 million in 2001, a decrease of 11.6%. The decrease primarily reflects the weak market conditions, particularly in the hospitality and contract office markets. The slow economy led to a decline in new construction and a deferral of refurbishments in the hospitality market and a decline in

Falcon Products, Inc. 2003 Annual Report | page 28



corporate expenditures for furniture products. The Company's decision to discontinue unprofitable business with certain buying clubs and a purchasing group resulted in a net sales decline of approximately $10.0 million.

Costs and Expenses
The Company's reported operating results for fiscal years 2003, 2002 and 2001 included restructuring charges associated with various strategic initiatives the Company has undertaken.

During the fourth quarter of 2003, the Company recorded a $2.5 million pre-tax restructuring charge related to the Company's decision to consolidate its manufacturing operations. The Company ceased operations at its Canton, Mississippi facility and transferred production into the Company's other plants. The Company has also chosen to outsource a portion of the production from the Canton, Mississippi facility. The restructuring charge includes the write-down of land, buildings, machinery and equipment to estimated realizable values. The Company expects to expense future cash costs of approximately $1.5 million to $1.8 million associated with closing the Canton, Mississippi facility. The costs will include termination benefits, real estate holding costs and other close-down costs. As of November 1, 2003, 230 people were employed at the Canton, Mississippi facility, of which substantially all have been terminated. The Company's fourth quarter operations were affected by a $5.5 million charge to reduce the carrying costs of inventory to reflect more normalized labor and overhead absorption.

During the third quarter of 2003, the Company recorded a non-cash pre-tax charge of $4.3 million to write down the assets of the Company's Zacatecas, Mexico manufacturing facility to its anticipated net realizable value in connection with the Company's decision to dispose of the facility. The total charge of $4.3 million included a write-down of inventory of $2.3 million, which is included in the Consolidated Statements of Operations as a component of cost of sales, including restructuring charge. The Company will close the facility in February 2004 and will expense future cash costs of approximately $0.5 million.

During the third quarter of 2003, the Company notified its employees, who are participants in the Falcon Products, Inc. Retirement Plan (the "Plan") that no pension benefits will be earned for service on or after August 1, 2003. As a result of this action, the Company recorded a $1.8 million pension curtailment loss to record previously unrecognized prior service costs in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." As a result of the curtailment, the Company will realize a pension savings of $1.8 million in 2004.

Management believes that these restructuring activities and continued rationalization and consolidation of its operating facilities into its lower cost facilities along with the redesign of wood frame supply chain in Europe will reduce its costs by $8 million to $10 million on a level of sales comparable to fiscal 2003. The wood frame supply chain redesign project involved closing the Zacatecas, Mexico facility and moving the manufacture of this product to Europe and sourcing it at optimum suppliers based on order quantity, lead time and price. The Mimon, Czech Republic facility redesigned its raw material sourcing and stocking operations and invested in additional equipment to significantly reduce lead times. Management believes these actions will reduce future operating costs and required inventory levels without impacting performance in customer service levels.

On June 3, 2003, the Company refinanced its existing senior credit agreement with a new group of financial institutions. In connection with the refinancing, the Company recorded a loss on early extinguishment of debt to write off deferred debt issuance costs of $1.6 million. The Company amended and restated this agreement on January 15, 2004. See Liquidity and Capital Resources discussion.

During the first quarter of 2002, the Company recorded a pre-tax restructuring charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share. The charge is a result of the closure of its Statesville, North Carolina facility and the transfer of production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, $0.5 million after-tax or $0.05 per diluted share. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the restructuring charge was originally recorded.

During 2001, the Company recorded a pre-tax restructuring charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share. The cash component of the pre-tax charge was $4.7 million. The charge resulted from the Company's decision

                          Falcon Products, Inc. 2003 Annual Report | page 29

to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina facility, significantly downsized its Zacatecas, Mexico facility and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance of approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write down the carrying value of inventory.

In 2003, the Company's gross margin was $48.7 million compared with $65.1 million in 2002. The decrease in gross margin is due to the decline in sales, the write-down of inventory associated with the Company's restructuring activities, and pricing pressures, primarily in the hospitality market. The Company's cost reduction efforts partially offset these declines. Gross margin as a percent of sales was 19.3% and 23.5% in 2003 and 2002, respectively. The decline in gross margin as a percentage of sales is due to the decline in sales, restructuring activities and pricing pressures discussed above.

In 2002, the Company's gross margin was $65.1 million compared with $70.8 million in 2001. Gross margin as a percent of sales was 23.5% in 2002 as compared to 22.6% in 2001. Gross margin as a percent of sales increased primarily due to the restructuring charge recorded in 2001. The decrease in gross margin is due to the decline in sales and unfavorable product mix and pricing pressures, primarily in the hospitality market, that was caused by the weak market conditions, partially offset by the Company's cost reduction activities, including the closing of the Statesville, North Carolina facility, which was completed during February 2002.

Selling, general and administrative expenses were $44.6 million, $46.1 million and $56.2 million in 2003, 2002 and 2001, respectively. The decrease in 2003 from 2002 is a result of cost reduction activities and lower variable selling costs due to lower sales. The decrease in 2002 from 2001 is a result of the Company's cost reduction activities, the elimination of goodwill amortization ($3.5 million in 2001) and lower variable selling costs due to lower sales. As a percent of sales, the expense rate was 17.7% in 2003, 16.6% in 2002 and 17.9% in 2001.

Interest and Taxes
Net interest expense was $17.7 million, $17.1 million and $17.1 million in 2003, 2002 and 2001, respectively. Net interest expense increased in 2003 due to an increase in the effective interest rate and an increase in the average outstanding borrowings. Net interest expense was flat in 2002 as compared to 2001, due to the reduction in the effective interest rate offset by an increase in the average outstanding borrowings.

Income tax expense (benefit) was $0.9 million, $1.3 million and $(4.2) million in 2003, 2002 and 2001, respectively. The effective income tax rate was 4.1% in 2003, 65.6% in 2002 and (28.1%) in 2001. During the fourth quarter of 2003, the Company recorded a valuation allowance of $8.2 million. The effective tax rate differs from the statutory tax rate due to non-deductible permanent tax items and state, local and foreign taxes and the recording of a valuation allowance as discussed in Note 5 of the Consolidated Financial Statements.

Net Earnings (Loss)
Net earnings (loss) were $(22.5) million, or $(2.49) per diluted share, in 2003 as compared to $0.7 million, or $0.08 per diluted share, in 2002. The decrease in net earnings in 2003 was primarily due to the restructuring charges and the valuation allowance for deferred taxes recorded by the Company, the decline in sales and the unfavorable product mix and pricing pressures experienced during 2003, partially offset by the Company's cost reduction measures.

Net earnings (loss) were $0.7 million, or $0.08 per diluted share, in 2002 as compared to $(10.8) million, or $(1.22) per diluted share, in 2001. The increase in net earnings in 2002 was primarily due to the restructuring charge recorded in 2001 partially offset by the decline in sales and the unfavorable product mix and pricing pressures experienced during 2002.

Liquidity and Capital Resources
The Company's working capital at November 1, 2003, was $47.5 million and its ratio of current assets to current liabilities was 1.9 to 1.

Cash provided by (used in) operating activities was $(10.5) million in 2003, $(0.2) million in 2002 and $10.9 million in 2001. During 2003, the Company used cash for working capital items, in particular inventory. Inventories were $62.5 million at November 1, 2003, compared to $57.1 million

Falcon Products, Inc. 2003 Annual Report | page 30



at November 2, 2002, a 9.5% increase. The increase in inventories is primarily due to increased stocking levels of raw material items and component parts, partially due to the Company's plant consolidation efforts, as well as a decrease in inventory consumption because of a decline in sales volume. Work in process increased due to the timing of certain shipments. Partially offsetting the use of cash for working capital items, the Company received $4.6 million in income tax refunds, net of payments.

Cash used in investing activities was $2.2 million, $2.1 million and $5.8 million in 2003, 2002 and 2001, respectively. The Company invested $2.2 million in 2003, $4.4 million in 2002 and $5.8 million in 2001 in capital additions primarily to improve operating efficiencies, as well as normal recurring capital replacements. The Company's capital budget for 2004 is approximately $3.5 million, which will be used primarily to acquire new equipment.

Cash provided by financing activities was $12.4 million in 2003 and $2.3 million in 2002, relating to the refinancing of the senior credit facility in 2003 and net borrowings under the Company's revolving line of credit in 2002. Cash used in financing activities was $7.3 million in 2001 principally relating to the repayment of long-term debt and the payment of cash dividends.

The following table summarizes our contractual obligations at November 1, 2003:

                                                                              PAYMENTS DUE BY PERIOD
                                               ----------------------------------------------------------------------------
IN THOUSANDS                                   LESS THAN 1 YEAR      1-3 YEARS      4-5 YEARS  AFTER 5 YEARS          TOTAL
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                                           $3,900         $2,251        $58,139       $101,095       $165,385
Operating leases                                          3,698          5,706          4,046          8,479         21,929
---------------------------------------------------------------------------------------------------------------------------
   Total contractual cash obligations                    $7,598         $7,957        $62,185       $109,574       $187,314
===========================================================================================================================


The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility.

At November 1, 2003, the Company had a $33.8 million revolving line of credit with a group of financial institutions. The revolving line of credit bears interest at the Company's option, at the Base Rate (defined as the rate of interest announced or quoted by the agent bank from time to time as its prime rate for commercial loans) or LIBOR adjusted for a spread. The Company had $19.2 million outstanding under this revolving line of credit. In addition, at November 1, 2003, $4.6 million of the total commitment under the revolving line of credit agreement was used to support outstanding standby letters of credit.

The Company must comply with certain financial and non-financial covenants, under its credit agreement, including limitations relating to the payment of dividends, the maintenance of specific ratios and minimum levels of EBITDA, as defined in the credit agreement. As of November 1, 2003, the Company was not in compliance with certain financial covenants under its senior secured credit agreement.

Subsequent to year-end, the Company amended and restated its existing senior secured credit agreement. On January 15, 2004, subsequent to the Company's year-end, the Company amended and restated the credit agreement. The amended and restated agreement provides for an $89.3 million total credit facility, consisting of (i) a $33.8 million revolving credit facility, (ii) a $5.6 million amortizing term loan A and (iii) a $50 million non-amortizing term loan B. The term loan A requires quarterly principal payments of $0.2 million commencing on April 1, 2004. The revolving credit facility bears interest at the Company's option at (i) the London Interbank Offered Rate ("LIBOR") plus 3.00% or (ii) the Base Rate (as defined) plus 1.00%. The term loan A bears interest at the Company's option at (i) LIBOR plus 3.25% or
(ii) the Base Rate plus 1.25%. The term loan B bears interest at 15.0%, of which 6.0% is payable on a current basis as provided in the agreement and the balance of the interest equal to 9.0% is accrued and added to the outstanding principal balance each month. The amended and restated credit agreement eased future quarterly financial covenants. The Company believes that it will remain in compliance with the covenants in the amended and restated credit agreement throughout 2004.

                          Falcon Products, Inc. 2003 Annual Report | page 31



Subsequent to year-end, the Company sold $4.15 million of 12% junior subordinated convertible debentures (the "Debentures") due 2010. The Debentures were sold mainly to directors and other related parties of the Company. Interest is payable semiannually on June 15 and December 15, commencing June 15, 2004. The holder of the Debentures is entitled, at his or her option, at any time preceding maturity to convert the principal amount of the Debentures into the Company's common stock at a conversion price of $6.44 per share. The Company may redeem the Debentures at any time prior to December 15, 2008, at 106% of the outstanding principal, provided, however, that as of the business day prior to the giving notice of such redemption, the closing price of the Company's stock has been at least $9.30 per share for at least 20 consecutive trading days immediately preceding the date that the redemption notice is given.

Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to either increase prices or improve efficiencies to offset the impact of inflation, and management presently believes that the Company will continue to be able to do so.

Risk Management
The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company's net exposure to interest rate risk consists of floating-rate instruments based on LIBOR. Assuming November 1, 2003 variable rate debt levels, a one-point increase in interest rates would have increased net interest expense by $0.5 million in fiscal year 2003.

Off-Balance Sheet Arrangements
As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 1, 2003, the Company is not involved in any unconsolidated SPE transactions.

Recently Issued Accounting Standards
In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company applied the provisions of SFAS No. 146 for its exit or disposal activities described in Note 2 of the Consolidated Financial Statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is to be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company offers one-year warranties on its products. The Company estimates the amount of future warranty claims based on historical warranty information as well as recent trends that might suggest that past cost information may differ from future claims.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock- Based Compensation - Transition and Disclosure," an amendment to SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. The Company plans to continue to account for stock-based employee compensation under the intrinsic value based method and to provide disclosure of the impact of the fair value based method on reported income.

Falcon Products, Inc. 2003 Annual Report | page 32



Consolidated Statements of Operations
FOR THE YEARS ENDED NOVEMBER 1, 2003, NOVEMBER 2, 2002 AND NOVEMBER 3, 2001


IN THOUSANDS, EXCEPT PER-SHARE DATA                        2003                          2002                          2001
----------------------------------------------------------------------------------------------------------------------------
Net sales                                              $251,802                      $277,537                      $314,116
Cost of sales, including restructuring charge           203,087                       212,402                       243,272
----------------------------------------------------------------------------------------------------------------------------
Gross margin                                             48,715                        65,135                        70,844
Selling, general and administrative expenses             44,576                        46,147                        56,172
Interest expense, net of interest income of
   $70, $127 and $117, respectively                      17,695                        17,081                        17,149
Minority interest in consolidated subsidiaries               86                            59                          (133)
Loss on early extinguishment of debt                      1,564                            --                            --
Loss on curtailment of pension plan                       1,954                            --                            --
Restructuring charge                                      4,476                          (162)                       12,642
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                     (21,636)                        2,010                       (14,986)
Income tax expense (benefit)                                880                         1,318                        (4,215)
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                    $(22,516)                     $    692                      $(10,771)
============================================================================================================================
Basic and diluted earnings (loss) per share            $  (2.49)                     $   0.08                      $  (1.22)
============================================================================================================================


See accompanying notes to Consolidated Financial Statements.

                          Falcon Products, Inc. 2003 Annual Report | page 33



Consolidated Balance Sheets
AS OF NOVEMBER 1, 2003 AND NOVEMBER 2, 2002

IN THOUSANDS, EXCEPT PER-SHARE DATA                                                      2003                          2002
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                                         $  1,356                      $  1,646
   Accounts receivable, less allowances of $861 and $707, respectively                 31,877                        32,942
   Inventories                                                                         62,525                        57,117
   Prepayments and other current assets                                                 5,344                         9,041
----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                            101,102                       100,746
----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land                                                                                 2,872                         2,726
   Buildings and improvements                                                          19,175                        19,962
   Machinery and equipment                                                             51,235                        49,569
----------------------------------------------------------------------------------------------------------------------------
                                                                                       73,282                        72,257
   Less - accumulated depreciation                                                     36,703                        31,375
----------------------------------------------------------------------------------------------------------------------------
      Net property, plant and equipment                                                36,579                        40,882
----------------------------------------------------------------------------------------------------------------------------
Other assets, net of accumulated amortization:
   Goodwill                                                                           117,474                       117,474
   Other                                                                               11,385                        14,475
----------------------------------------------------------------------------------------------------------------------------
      Total other assets                                                              128,859                       131,949
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $266,540                      $273,577
============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                                  $ 27,612                      $ 20,841
   Customer deposits                                                                    5,249                         9,211
   Accrued compensation and benefits                                                    8,048                         7,738
   Accrued interest                                                                     4,896                         4,511
   Other accrued liabilities                                                            3,898                         4,127
   Current maturities of long-term debt                                                 3,900                        15,359
----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                        53,603                        61,787

Long-term obligations:
   Long-term debt                                                                     161,485                       135,226
   Minority interest in consolidated subsidiaries                                         822                           736
   Other                                                                               12,046                        14,828
----------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                               227,956                       212,577
----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock, $0.02 par value: authorized 20,000,000 shares, issued 9,915,117          198                           198
   Additional paid-in capital                                                          47,376                        47,376
   Treasury stock, at cost (917,053 and 1,012,918 shares, respectively)               (10,493)                      (11,949)
   Accumulated other comprehensive loss                                                (7,004)                       (6,775)
   Retained earnings                                                                    8,507                        32,150
----------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                       38,584                        61,000
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                           $266,540                      $273,577
============================================================================================================================


See accompanying notes to Consolidated Financial Statements.

Falcon Products, Inc. 2003 Annual Report | page 34



Consolidated Statements of Stockholders' Equity
FOR THE YEARS ENDED NOVEMBER 1, 2003, NOVEMBER 2, 2002 AND NOVEMBER 3, 2001

                                                                                  ACCUMULATED
                                                     ADDITIONAL                         OTHER                         TOTAL
                                          COMMON        PAID-IN       TREASURY  COMPREHENSIVE       RETAINED  STOCKHOLDERS'
IN THOUSANDS                               STOCK        CAPITAL          STOCK           LOSS       EARNINGS         EQUITY
----------------------------------------------------------------------------------------------------------------------------
Balance, October 28, 2000                   $198        $47,376       $(14,481)       $(3,175)      $ 44,759       $ 74,677
============================================================================================================================
   Net loss                                   --             --             --             --        (10,771)       (10,771)
   Translation adjustments                    --             --             --            694             --            694
   Change in value of cash flow hedge,
      net of tax of $334                      --             --             --           (545)            --           (545)
   Minimum pension liability adjustment,
      net of tax of $2,104                    --             --             --         (3,434)            --         (3,434)
----------------------------------------------------------------------------------------------------------------------------
   Comprehensive loss                                                                                               (14,056)
   Cash dividends                             --             --             --             --         (1,055)        (1,055)
   Issuance of stock to
      Employee Stock Purchase Plan            --             --            802             --           (400)           402
   Exercise of employee stock options         --             --            211             --           (138)            73
----------------------------------------------------------------------------------------------------------------------------
Balance, November 3, 2001                   $198        $47,376       $(13,468)       $(6,460)      $ 32,395       $ 60,041
============================================================================================================================
   Net earnings                               --             --             --             --            692            692
   Translation adjustments                    --             --             --          1,326             --          1,326
   Change in value of cash flow hedge,
      net of tax of $334                      --             --             --            545             --            545
   Minimum pension liability adjustment,
      net of tax of $1,340                    --             --             --         (2,186)            --         (2,186)
----------------------------------------------------------------------------------------------------------------------------
   Comprehensive income                                                                                                 377
   Issuance of stock to
      Employee Stock Purchase Plan            --             --          1,139             --           (769)           370
   Exercise of employee stock options         --             --             36             --            (27)             9
   Issuance of stock to Deferred
      Directors Plan                          --             --            344             --           (141)           203
----------------------------------------------------------------------------------------------------------------------------
Balance, November 2, 2002                   $198        $47,376       $(11,949)       $(6,775)      $ 32,150       $ 61,000
============================================================================================================================
   Net loss                                   --             --             --             --        (22,516)       (22,516)
   Translation adjustments                    --             --             --          1,462             --          1,462
   Minimum pension liability adjustment       --             --             --         (1,691)            --         (1,691)
----------------------------------------------------------------------------------------------------------------------------
   Comprehensive loss                                                                                               (22,745)
   Issuance of stock to
      Employee Stock Purchase Plan            --             --          1,438             --         (1,118)           320
   Issuance of stock to Deferred
      Directors Plan                          --             --             18             --             (9)             9
----------------------------------------------------------------------------------------------------------------------------
Balance, November 1, 2003                   $198        $47,376       $(10,493)       $(7,004)      $  8,507       $ 38,584
============================================================================================================================

See accompanying notes to Consolidated Financial Statements.

                          Falcon Products, Inc. 2003 Annual Report | page 35



Consolidated Statements of Cash Flows
FOR THE YEARS ENDED NOVEMBER 1, 2003, NOVEMBER 2, 2002 AND NOVEMBER 3, 2001

IN THOUSANDS                                                              2003           2002           2001
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings (loss)                                                   $(22,516)       $   692       $(10,771)
Adjustments to reconcile net earnings (loss)
   to cash provided by (used in) operating activities:
   Depreciation and amortization                                         9,311          8,766         11,594
   Deferred income tax provision                                           521          5,896         (4,032)
   Minority interest in consolidated subsidiaries                           86             59           (133)
   Loss on early extinguishment of debt                                  1,564             --             --
   Loss on curtailment of pension plan                                   1,954             --             --
   Restructuring charges, non-cash                                       6,261           (801)        13,967
   Changes in assets and liabilities:
      Accounts receivable                                                1,238          1,605          4,902
      Inventories                                                       (7,087)        (7,248)        (4,924)
      Prepayments and other current assets                               3,147         (5,339)          (725)
      Other assets                                                      (2,764)        (1,841)        (3,308)
      Accounts payable                                                   6,559            605          4,265
      Customer deposits                                                 (3,962)        (1,742)           664
      Accrued liabilities                                                 (295)        (2,044)          (246)
      Other liabilities                                                 (4,476)         1,204           (377)
--------------------------------------------------------------------------------------------------------------
      Cash provided by (used in) operating activities                  (10,459)          (188)        10,876
==============================================================================================================
Cash flows from investing activities:
   Additions to property, plant and equipment                           (2,247)        (4,380)        (5,805)
   Proceeds from sale of property, plant and equipment                      --          2,286             --
--------------------------------------------------------------------------------------------------------------
      Cash used in investing activities                                 (2,247)        (2,094)        (5,805)
==============================================================================================================
Cash flows from financing activities:
   Repayment of long-term debt                                         (55,170)        (9,474)        (6,750)
   Proceeds from long-term debt                                         69,375         11,353             --
   Deferred debt issuance costs                                         (2,109)            --             --
   Common stock issuances                                                  320            379            475
   Cash dividends                                                           --             --         (1,055)
--------------------------------------------------------------------------------------------------------------
      Cash provided by (used in) financing activities                   12,416          2,258         (7,330)
==============================================================================================================
Decrease in cash and cash equivalents                                     (290)           (24)        (2,259)
Cash and cash equivalents - beginning of period                          1,646          1,670          3,929
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                             $  1,356        $ 1,646       $  1,670
==============================================================================================================
Supplemental cash flow information:
Cash paid for interest                                                $ 16,304        $16,651       $ 16,152
==============================================================================================================
Cash paid for (refund of) taxes, net                                  $ (4,565)       $(2,878)      $  1,126
==============================================================================================================

See accompanying notes to Consolidated Financial Statements.

Falcon Products, Inc. 2003 Annual Report | page 36


Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying Consolidated Financial Statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

Fiscal Year
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2003 and 2002 ended November 1, 2003 and November 2, 2002, respectively, and included 52 weeks. Fiscal year 2001 ended November 3, 2001 and included 53 weeks. References to years relate to fiscal years rather than calendar years.

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

The Company operates a factory in Mexico through a wholly owned subsidiary, which produces most of its table base casting requirements. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon a.s., which manufactures wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company operates Howe a/s, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract office market. In addition, the Falcon Products (Shenzen) Limited facility located in The People's Republic of China manufactures and markets products primarily for the food service market within the Asia-Pacific region. Sales from foreign operations and export sales from domestic facilities were $17.8 million, $17.4 million and $22.4 million in 2003, 2002 and 2001, respectively. At November 1, 2003 and November 2, 2002, long-lived assets of the foreign operations were $12.0 million and $14.5 million, respectively.

Management Plan
The Company experienced a net loss in 2003 due to the restructuring charges recorded by the Company as more fully described in Note 2, the decline in sales and the unfavorable product mix and pricing pressures. As a result of the loss, the Company was not in compliance with certain financial covenants under its then-existing senior secured credit agreement as of November 1, 2003. Subsequent to November 1, 2003, the Company restructured its senior secured credit agreement. The amended and restated senior credit agreement increased the term B loan to $50 million from $35 million, adjusted the interest rate down to 15% and eased future quarterly financial covenants. The Company anticipates improvement in results of operations due to significant cost savings as a result of the plant closings, the consolidation of operations into lower cost facilities, the pension plan curtailment, and its current plan to implement a strategic sourcing initiative to lower product costs through its wood frame supply chain in Europe. Based upon management's plans and projected cost savings, the Company expects to remain in compliance with the debt covenants. The improved operating results are dependent upon management's ability to accomplish certain expected reductions in operating expenses. Should the Company's decline in sales and pricing pressure persist in 2004, management has identified additional contingency plans relating to reductions of additional controllable costs, including additional headcount reductions, which would be implemented to remain in compliance with its revised quarterly covenants.

Revenue Recognition
The Company manufactures products for specific customer orders. Revenues are recognized and billings are rendered as the product is shipped and title passes to the customer.

Shipping and Handling Fees
In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," all amounts billed to customers in sale transactions related to shipping and handling represent revenues earned for the goods provided and are classified as such. All amounts incurred for shipping and handling are included in cost of sales.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

                          Falcon Products, Inc. 2003 Annual Report | page 37



Accounts Receivable
The Company classifies amounts owed to the Company and due within 12 months, arising from the sale of goods in the normal course of business to an unrelated party, as accounts receivable.

Inventories
Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 65% and 50% of the inventories at November 1, 2003 and November 2, 2002, respectively, has been determined using the Last-In, First-Out (LIFO) method. The remaining inventories are valued using the First-In, First-Out (FIFO) method. At November 1, 2003 and November 2, 2002, the inventory valued using LIFO approximates FIFO.

Inventories at November 1, 2003 and November 2, 2002 consist of the following:

IN THOUSANDS                             2003              2002
---------------------------------------------------------------
Raw materials                         $40,896           $37,759
Work in process                        15,728            12,441
Finished goods                          5,901             6,917
---------------------------------------------------------------
                                      $62,525           $57,117
===============================================================

Reclassifications have been made to 2002 balances for certain components of inventory in order to conform to the current year presentation.

Property, Plant and Equipment
Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations. Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements - five to 40 years; machinery and equipment - three to 13 years. Depreciation expense was $5.4 million, $5.3 million and $5.3 million in 2003, 2002 and 2001, respectively.

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

Goodwill and Other Assets
Goodwill and other assets consist of the following at November 1, 2003 and November 2, 2002:

IN THOUSANDS                                               2003           2002
------------------------------------------------------------------------------
Goodwill, net of accumulated amortization
   of $10,834                                          $117,474       $117,474
Deferred financing fees, net of accumulated
   amortization of $2,003 and $3,041                      4,286          4,818
Deferred catalog costs, net of accumulated
   amortization of $2,060 and $1,940                      2,219          2,413
Other, net of accumulated amortization
   of $5,016 and $4,316                                   4,226          6,207
Deferred tax assets                                         654          1,037
------------------------------------------------------------------------------
Total Other Assets                                     $128,859       $131,949
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

Interest Rate Risk Management
In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, as amended, "Accounting for Derivatives and Hedging Activity," all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to stockholders' equity through other comprehensive income.

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

Falcon Products, Inc. 2003 Annual Report | page 38



For the Company's Mexican subsidiary, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses. The net foreign currency translation and transaction gains (losses) included in earnings for 2003, 2002 and 2001, were $16, $(269) and $25 thousand, respectively.

Earnings Per Share
Earnings per share amounts have been calculated in accordance with SFAS No. 128, "Earnings Per Share," using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

Share Information

                                                         COMMON       TREASURY
                                                          STOCK          STOCK
-------------------------------------------------------------------------------
Balance, October 28, 2000                             9,915,117     (1,193,343)
Issuance of stock to
   Employee Stock Purchase Plan                              --         60,292
Exercise of employee stock options                           --         15,900
-------------------------------------------------------------------------------
Balance, November 3, 2001                             9,915,117     (1,117,151)
Issuance of stock to
   Employee Stock Purchase Plan                              --         79,258
Exercise of employee stock options                           --          2,339
Issuance of stock to Deferred Directors Plan                 --         22,636
-------------------------------------------------------------------------------
Balance, November 2, 2002                             9,915,117     (1,012,918)
Issuance of stock to
   Employee Stock Purchase Plan                              --         94,711
Issuance of stock to Deferred Directors Plan                 --          1,154
-------------------------------------------------------------------------------
Balance, November 1, 2003                             9,915,117       (917,053)
===============================================================================

Stock Options
The Company has stock-based employee compensation plans and accounts for the option plans using APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options as all options granted under those plans had an exercise price equal to the market price of the underlying common stock at the date of grant.

Pro forma net earnings and net earnings per share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

IN THOUSANDS
EXCEPT PER-SHARE AMOUNTS                2003               2002           2001
-------------------------------------------------------------------------------
Net earnings (loss)
   - pro forma                      $(23,557)             $  57       $(11,411)
Net earnings (loss) per share
   - pro forma                      $  (2.60)             $0.01       $  (1.29)
Weighted-average fair value
   of options granted               $   1.71              $2.43       $   2.92
===============================================================================

Segments
In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," a single segment has been identified based upon management responsibility. The Company operates in one reportable segment, the manufacture and sale of commercial furniture. The Company sells a wide variety of commercial furniture products and does not record revenues by specific product type within its general-purpose financial statements. Due to the wide variety of products sold and other practical limitations, it is impracticable for the Company to report revenues from external customers for each product or group of similar products.

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

Comprehensive Income (Loss) and
Accumulated Other Comprehensive Loss
Comprehensive income (loss) represents the change in stockholders' equity during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

Accumulated other comprehensive loss consists of the following at November 1, 2003, and November 2, 2002:

IN THOUSANDS                                              2003           2002
------------------------------------------------------------------------------
Cumulative translation adjustments                     $   307        $(1,155)
Minimum pension liability adjustment,
   net of tax                                           (7,311)        (5,620)
------------------------------------------------------------------------------
                                                       $(7,004)       $(6,775)
==============================================================================

                          Falcon Products, Inc. 2003 Annual Report | page 39



Recently Issued Accounting Standards
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 on November 4, 2001. Upon adoption, the Company did not have an impairment charge and eliminated the amortization of goodwill. The following table presents the impact of SFAS No. 142 on net earnings (loss) and net earnings (loss) per share had the accounting standard been in effect for 2001:

IN THOUSANDS
EXCEPT PER SHARE AMOUNTS                 2003              2002          2001
------------------------------------------------------------------------------
Net earnings (loss) -
   as reported                      $(22,516)             $ 692      $(10,771)
Adjustments -
   Amortization of goodwill               --                 --         3,508
   Income tax effect                      --                 --           (93)
------------------------------------------------------------------------------
Net earnings (loss) - adjusted      $(22,516)             $ 692      $ (7,356)
==============================================================================
Basic earnings (loss) per
   share - as reported              $  (2.49)             $0.08      $  (1.22)
------------------------------------------------------------------------------
Basic earnings (loss) per
   share - adjusted                 $  (2.49)             $0.08      $  (0.83)
------------------------------------------------------------------------------
Diluted earnings (loss)
   per share - as reported          $  (2.49)             $0.08      $  (1.22)
------------------------------------------------------------------------------
Diluted earnings (loss)
   per share - adjusted             $  (2.49)             $0.08      $  (0.83)
==============================================================================

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company applied the provisions of SFAS No. 146 for its exit or disposal activities described in Note 2.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is to be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company offers one-year warranties on its products. The Company estimates the amount of future warranty claims based on historical warranty information as well as recent trends that might suggest that past cost information may differ from future claims.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment to SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. The Company plans to continue to account for stock-based employee compensation under the intrinsic value based method and to provide disclosure of the impact of the fair value based method on reported income.

Note 2 - Restructuring Charges
During the fourth quarter of 2003, the Company recorded a $2.5 million pre-tax restructuring charge related to the Company's decision to consolidate its manufacturing operations. The Company ceased operations at its Canton, Mississippi facility and transferred production into the Company's other plants. The Company has also chosen to out-source a portion of the production from the Canton, Mississippi facility. The restructuring charge includes the write-down of land, buildings, machinery and equipment to estimated realizable values. The Company expects to expense future cash costs of approximately $1.5 million to $1.8 million associated with closing the Canton, Mississippi facility. The costs will include termination benefits, real estate holding costs and other close-down costs. As of November 1, 2003, 230 people were employed at the Canton, Mississippi facility, of which substantially all have been terminated.

During the third quarter of 2003, the Company recorded a pre-tax restructuring charge of $4.3 million to write down the assets of the Company's Zacatecas, Mexico manufacturing facility to its anticipated net realizable value in connection

Falcon Products, Inc. 2003 Annual Report | page 40



with the Company's decision to dispose of the facility. The total charge of $4.3 million included a write-down of inventory of $2.3 million, which is included in the Consolidated Statements of Operations as a component of cost of sales, including restructuring charge. The Company will close the facility in February 2004 and will expense future cash costs of approximately $0.5 million.

During the first quarter of 2002, the Company recorded a pre-tax restructuring charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share. The charge is a result of the closure of its Statesville, North Carolina facility, and transfer production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, $0.5 million after-tax or $0.05 per diluted share. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the restructuring charge was originally recorded.

During 2001, the Company recorded a pre-tax restructuring charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share. The charge resulted from the Company's decision to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina facility, significantly downsized its Zacatecas, Mexico facility and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance for approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write down the carrying value of inventory.

A summary of activity related to the restructuring charges is as follows:

IN THOUSANDS                                               2003           2002
-------------------------------------------------------------------------------
Liability - beginning of period                         $   250        $ 2,836
-------------------------------------------------------------------------------
Charges to operations:
   Asset write-downs (gains)                              3,976           (528)
   Inventory disposal and product
      elimination costs                                   2,285             --
   Employee severance costs                                  --           (288)
   Real estate exit and other costs                         500            654
-------------------------------------------------------------------------------
                                                          6,761           (162)
-------------------------------------------------------------------------------
Asset write-down or cash payments:
   Asset (write-downs) gains                            $(3,976)       $   528
   Inventory disposal and product
      elimination costs                                  (2,285)            --
   Employee severance costs                                  --         (1,261)
   Real estate exit and other costs                        (250)        (1,691)
-------------------------------------------------------------------------------
                                                         (6,511)        (2,424)
-------------------------------------------------------------------------------
Liability - end of period                               $   500        $   250
===============================================================================

Note 3 - Rental Expense and Lease Commitments
The Company leases certain manufacturing facilities, office and showroom space, and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2015.

The future minimum rental commitments due under lease agreements are as follows at November 1, 2003:

                                                        CAPITAL      OPERATING
IN THOUSANDS                                             LEASES         LEASES
------------------------------------------------------------------------------
2004                                                       $ 61        $ 3,698
2005                                                         --          3,291
2006                                                         --          2,415
2007                                                         --          2,027
2008                                                         --          2,019
Later years                                                  --          8,479
------------------------------------------------------------------------------
Total minimum lease payments                                 61        $21,929
                                                                ==============
Less-amount representing interest                            (2)
---------------------------------------------------------------
Present value of minimum lease payments                    $ 59
===============================================================

Total operating lease and rental expense was approximately $2.8 million, $2.6 million and $3.2 million in 2003, 2002 and 2001, respectively.

                          Falcon Products, Inc. 2003 Annual Report | page 41



Note 4 - Long-Term Debt
Long-term debt consists of the following at November 1, 2003, and November 2, 2002:

IN THOUSANDS                                               2003           2002
------------------------------------------------------------------------------
11.375% Senior subordinated notes,
   due June 15, 2009                                   $100,000       $100,000
Term loan A, interest at LIBOR + 3.25%
   or Base Rate + 1.25%, due in quarterly
   installments through June 2007  *                      5,785             --
Non-amortizing term loan B,
   maturing June 2007,
   interest at 16.75%  *                                 35,657             --
Revolving credit facility, maturing
   June 2007, interest at LIBOR + 3.00%
   or Base Rate + 1.00%  *                               19,158             --
Term loan, expiring April 30, 2004,
   interest at LIBOR + 4.75%
   - terminated June 3, 2003                                 --         34,995
Revolving line of credit, interest at
   LIBOR + 4.75% or Base Rate + 3.25%
   - terminated June 3, 2003                                 --         10,900
Notes payable to a foreign bank,
   secured by certain assets of Falcon
   Mimon, due in varying monthly
   installments, interest ranging from
   LIBOR + 1.4% to LIBOR + 2.2%                           3,093          3,182
Notes payable to a foreign bank,
   secured by certain assets of Howe
   Europe, due in varying quarterly
   installments, interest at 4.5% to 5.1%                 1,633          1,392
Obligations under capital leases                             59            116
------------------------------------------------------------------------------
                                                        165,385        150,585
Less-current maturities                                   3,900         15,359
------------------------------------------------------------------------------
                                                       $161,485       $135,226
==============================================================================

* Amended and restated, subsequent to year-end, on January 15, 2004.

The Company's long-term debt matures (in thousands) as follows: $3,900 in 2004, $1,000 in 2005, $1,251 in 2006, $58,031 in 2007, $108 in 2008 and
$101,095 thereafter. The Company's scheduled maturities remained substantially unchanged as a result of the amended and restated credit agreement discussed below.

The Company has outstanding $100 million of 11.375% Senior Subordinated Notes (the "Senior Subordinated Notes") due June 15, 2009, with interest payable semiannually commencing December 15, 1999.

On June 3, 2003, the Company entered into a credit agreement with a group of financial institutions, which provided for a $75 million total credit facility, consisting of (i) a $33.8 million revolving credit facility, (ii) a $6.2 million amortizing term loan A and (iii) a $35 million non-amortizing term loan B. The term loan A requires quarterly principal payments of $0.2 million, commencing on July 1, 2003. The revolving credit facility bears interest at the Company's option at (i) the London Interbank Offered Rate ("LIBOR") plus 3.00% or (ii) the Base Rate (as defined) plus 1.00%. The term loan A bears interest at the Company's option at (i) LIBOR plus 3.25% or
(ii) the Base Rate plus 1.25%. The term loan B bears interest at 16.75%, of which 12.25% is payable on a current basis as provided in the agreement and the balance of the interest equal to 4.5% is accrued and added to the outstanding principal balance each month. The borrowers under the credit facility, on a joint and several basis, are the Company, Shelby Williams Industries, Inc. and Sellers & Josephson, Inc. and the credit facility is jointly and severally guaranteed by the following domestic subsidiaries of the Company: Howe Furniture Corporation, Johnson Industries, Inc., Falcon Holdings, Inc., The Falcon Companies International, Inc., Madison Furniture Industries, Inc. and Epic Furniture Group, Inc. The credit facility is secured by substantially all of the assets of the Company and its domestic subsidiaries, including a pledge of all of the stock of the Company's domestic subsidiaries and a pledge of 65% of the stock of the following foreign subsidiaries of the Company: Howe a/s, Falcon Mimon a/s, Falcon de Juarez S.A. de C.V. and Falcon China Limited.

Under the terms of the credit facility and the indentures pursuant to which the Senior Subordinated Notes have been issued, the Company must comply with certain financial and non-financial covenants including limitations relating to the payment of dividends and the maintenance of specific ratios. As of November 1, 2003, the Company was not in compliance with certain financial covenants under its senior secured credit agreement.

On January 15, 2004, subsequent to the Company's year-end, the Company amended and restated the credit agreement. The amended and restated agreement provides for an $89.3 million total credit facility, consisting of
(i) a $33.8 million revolving credit facility, (ii) a $5.6 million amortizing term loan A and (iii) a $50 million non-amortizing term loan B. The term loan A requires quarterly principal payments of $0.2 million commencing on April 1, 2004. The revolving credit facility bears interest at the Company's option at (i) the London Interbank Offered Rate ("LIBOR") plus 3.00% or (ii) the Base Rate (as defined) plus 1.00%. The term loan A bears interest at the Company's option at (i) LIBOR plus 3.25% or (ii) the Base

Falcon Products, Inc. 2003 Annual Report | page 42

Rate plus 1.25%. The term loan B bears interest at 15.0%, of which 6.0% is payable on a current basis as provided in the agreement and the balance of the interest equal to 9.0% is accrued and added to the outstanding principal balance each month. The amended and restated credit agreement eased future quarterly financial covenants.

On December 15, 2003, subsequent to the Company's year-end, the Company sold $4.15 million of 12% junior subordinated convertible debentures (the "Debentures") due 2010. Debentures were sold mainly to directors and other related parties of the Company. Interest is payable semiannually on June 15 and December 15, commencing June 15, 2004. The holder of the Debentures is entitled, at his or her option, at any time preceding maturity to convert the principal amount of the Debentures into the Company's common stock at a conversion price of $6.44 per share. The Company may redeem the Debentures at any time prior to December 15, 2008 at 106% of the outstanding principal, provided, however, that as of the business day prior to the giving notice of such redemption, the closing price of the Company's stock has been at least $9.30 per share for at least 20 consecutive trading days immediately preceding the date that the redemption notice is given.

Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of November 1, 2003, and November 2, 2002, was approximately $152 million and $127 million, respectively.

At November 1, 2003, the Company had letters of credit outstanding of $4.6 million. The amended and restated credit agreement limits the outstanding letters of credit to $7.5 million.

In connection with the refinancing of the Company's then existing senior credit agreement on June 3, 2003, the Company recorded a loss on early extinguishment of debt to write off deferred debt issuance costs of $1.6 million.

Note 5 - Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires income taxes to be accounted for using the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

The components of income tax expense (benefit) are as follows:

IN THOUSANDS                             2003              2002           2001
------------------------------------------------------------------------------
Current:
   Federal                             $ (897)          $(5,855)       $(1,023)
   State                                  236               863            617
   Foreign                              1,020               414            223
Deferred                                  521             5,896         (4,032)
------------------------------------------------------------------------------
                                       $  880           $ 1,318        $(4,215)
==============================================================================

The following is a reconciliation between statutory federal income tax expense (benefit) and actual income tax expense (benefit):

IN THOUSANDS                             2003              2002           2001
------------------------------------------------------------------------------
Federal income tax
   expense (benefit)                  $(7,356)           $  683        $(5,095)
Increase (decrease)
   resulting from:
   State income taxes                     305               436             40
   Non-deductible goodwill
      amortization                         --                --          1,109
   Change in valuation
      allowance                         8,187                --             --
   Other, net                            (256)              199           (269)
------------------------------------------------------------------------------
                                      $   880            $1,318        $(4,215)
==============================================================================

The significant components of deferred income tax assets and liabilities are as follows:

IN THOUSANDS                                               2003           2002
------------------------------------------------------------------------------
Deferred tax assets:
   Reserves and accruals                               $  5,926        $ 3,393
   Net operating loss carryforward                        9,729          2,288
   Pension liability                                      3,444          3,543
------------------------------------------------------------------------------
                                                         19,099          9,224
==============================================================================

Deferred tax liabilities:
   Depreciation and other property
      basis differences                                  (3,930)        (2,771)
   Inventories                                           (4,364)        (3,412)
   Valuation allowance                                   (8,187)            --
   Other                                                 (2,618)        (2,520)
------------------------------------------------------------------------------
                                                        (19,099)        (8,703)
------------------------------------------------------------------------------
Net deferred income tax asset                          $     --        $   521
==============================================================================

                          Falcon Products, Inc. 2003 Annual Report | page 43



Net current deferred income tax liabilities of $0.7 million and net non-current deferred income tax assets of $0.7 million are included in other accrued liabilities and other assets, respectively, in the accompanying Consolidated Balance Sheets at November 1, 2003. The Company's net operating loss carryforwards expire between 2004 and 2023.

During 2003, the Company recorded a valuation allowance of $8.2 million against otherwise recognizable net deferred tax assets due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns.

Note 6 - Stock Option and Stock Purchase Plans
The Company has an employee incentive stock option plan, which allows the Company to grant key employees incentive and nonqualified stock options to purchase shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than 10 years from the date of grant.

The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 4,500 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

Stock option transactions under the plans for 2003, 2002 and 2001 are as follows:

                                                  2003                          2002                          2001
                                         ----------------------        ----------------------        ----------------------
                                         AVERAGE         NUMBER        AVERAGE         NUMBER        AVERAGE         NUMBER
                                           PRICE      OF SHARES          PRICE      OF SHARES          PRICE      OF SHARES
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year   $8.47      1,981,389          $9.24      1,694,053         $11.08      1,188,553
Options granted                             4.15        442,500           5.90        454,000           7.28        851,000
Options canceled                            8.28        289,449           9.34        164,325          11.03        329,600
Options exercised                              -              -           4.09          2,339           4.88         15,900
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year         $7.60      2,134,440          $8.47      1,981,389         $ 9.24      1,694,053
===========================================================================================================================
Exercisable at end of year                            1,013,740                       875,589                       697,233
===========================================================================================================================

Stock options outstanding at November 1, 2003 are as follows:

                                                   OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                      ----------------------------------------------       ----------------------------
                                          NUMBER         REMAINING  WEIGHTED AVERAGE           NUMBER  WEIGHTED AVERAGE
                                      OF OPTIONS  CONTRACTUAL LIFE    EXERCISE PRICE       OF OPTIONS    EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------
$4.15 - $ 5.90                           766,500              8.59            $ 4.98           80,000            $ 5.80
$6.88 - $ 7.38                           759,000              7.12              7.29          353,600              7.30
$7.44 - $15.00                           608,940              3.17             11.28          580,140             11.29
-----------------------------------------------------------------------------------------------------------------------
                                       2,134,440              6.52            $ 7.60        1,013,740            $ 9.46
=======================================================================================================================

For the pro forma disclosures in Note 1, the fair value of each option grant is estimated at the date of the grant using an option-pricing model with the following assumptions:

IN THOUSANDS                                2003           2002           2001
------------------------------------------------------------------------------
Expected dividend yield                       0%             0%             1%
Expected stock price volatility              42%            44%            43%
Risk-free interest rate                     2.0%           2.0%           5.0%
Expected life of option                6.1 years      6.1 years      5.9 years
==============================================================================

The Company has an employee stock purchase plan. Under the plan, employees may contribute up to 10% of their gross income to purchase stock of the Company at 85% of the lesser of the fair market value on the grant date or the exercise date.

Falcon Products, Inc. 2003 Annual Report | page 44



Note 7 - Derivative Instruments
The Company has used interest rate swap agreements to manage the relative mix of the Company's debt between fixed and variable rate instruments. During 2002, the Company's cash flow designated interest rate swap agreement expired and the Company's fair value designated interest rate swap agreement was terminated. During 2003, the Company did not enter into any interest rate swap agreements.

Note 8 - Earnings Per Share
In accordance with SFAS No. 128, "Earnings Per Share," the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 2003, 2002 and 2001.

IN THOUSANDS
EXCEPT PER-SHARE AMOUNTS                    2003           2002           2001
-------------------------------------------------------------------------------
Net earnings (loss)                     $(22,516)       $   692       $(10,771)
-------------------------------------------------------------------------------
Average shares outstanding                 9,059          8,943          8,833
Assumed exercise of options
   (treasury method)                          --             --             --
-------------------------------------------------------------------------------
Average shares outstanding
   adjusted for dilutive effects           9,059          8,943          8,833
-------------------------------------------------------------------------------
Basic earnings (loss) per share         $  (2.49)       $  0.08       $  (1.22)
-------------------------------------------------------------------------------
Diluted earnings (loss)
   per share                            $  (2.49)       $  0.08       $  (1.22)
===============================================================================

Basic earnings per share were computed by dividing net earnings (loss) by the weighted average shares outstanding during the year. Diluted earnings
(loss) per share was determined assuming the options issued and outstanding were exercised. Options to purchase 2,134,440 shares at a weighted average exercise price of $7.60 per share, 1,981,389 shares at a weighted average exercise price of $8.47 per share and 1,694,053 shares at a weighted average exercise price of $9.24 were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the shares would be antidilutive.

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

During the third quarter of 2003, the Company notified its employees, who are participants in the Falcon Products, Inc. Retirement Plan (the "Plan"), that no pension benefits will be earned for service on or after August 1, 2003. As a result of this action, the Company recorded a $1.8 million pension curtailment loss to record previously unrecognized prior service costs in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." During the fourth quarter of 2003, the Company recorded a $0.1 million pension curtailment loss associated with the closing of the Canton, Mississippi facility.

IN THOUSANDS                                               2003           2002
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                $ 41,543       $ 40,436
Service cost                                              1,682          2,468
Interest cost                                             2,777          2,745
Actuarial (gain)/loss                                     2,376         (2,737)
Benefits paid                                            (5,480)        (3,133)
Effect of curtailment / benefit change                   (1,186)         1,764
-------------------------------------------------------------------------------
Benefit obligation at end of year                      $ 41,712       $ 41,543
===============================================================================

Change in plan assets
Fair value of plan assets at beginning of year         $ 23,511       $ 28,016
Actual return on plan assets                              4,123         (1,903)
Employer contributions                                    6,475            531
Benefits paid                                            (5,480)        (3,133)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year               $ 28,629       $ 23,511
===============================================================================

Reconciliation of funded status
Underfunded status                                     $(13,083)      $(18,032)
Unrecognized net actuarial loss                          10,475         10,239
Unrecognized prior service cost                             291          2,273
-------------------------------------------------------------------------------
Net amounts recognized                                 $ (2,317)      $ (5,520)
===============================================================================

Amounts recognized
Accrued benefit liability                              $(13,073)      $(16,761)
-------------------------------------------------------------------------------
Intangible asset                                       $    291       $  2,273
-------------------------------------------------------------------------------
Accumulated other comprehensive loss                   $ 10,756       $  9,064
-------------------------------------------------------------------------------

Components of net periodic
  benefit cost
Service cost                                           $  1,682       $  2,468
Interest cost                                             2,777          2,745
Expected return on plan assets                           (2,246)        (2,486)
Amortization of prior service cost                          236             93
Recognized net actuarial loss                               760            415
-------------------------------------------------------------------------------
Net periodic benefit cost                              $  3,209       $  3,235
===============================================================================

                          Falcon Products, Inc. 2003 Annual Report | page 45



The following actuarial assumptions were used in determining the Company's net periodic benefit cost and projected benefit obligation:

                                                           2003           2002
-------------------------------------------------------------------------------
Discount rate                                             6.50%          7.00%
Rate of salary increase                                     N/A          2.50%
Expected long-term rate of return
   on plan assets                                         9.00%          9.00%
==============================================================================


Note 10 - Transactions with Related Parties
One of the Company's former directors or his affiliates provide various professional services to the Company. During 2002 and 2001, the Company's transactions with that director or his affiliates totaled in thousands approximately $224 and $190, respectively.

Note 11 - Contingencies
The Company is subject to various lawsuits and claims with respect to such matters as patents, product liabilities, government regulations and other actions arising in the normal course of business. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company's financial condition and results of operations.


Note 12 - Quarterly Financial Information (Unaudited)

IN THOUSANDS, EXCEPT PER-SHARE DATA
-------------------------------------------------------------------------------------------------------------
2003                                                      First         Second          Third         Fourth
-------------------------------------------------------------------------------------------------------------
Net sales                                               $65,134        $58,710        $62,306       $ 65,652
-------------------------------------------------------------------------------------------------------------
Gross margin                                             14,788         13,876         12,987          7,064
-------------------------------------------------------------------------------------------------------------
Restructuring charge                                         --             --          1,980          2,496
-------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                        (296)          (628)        (5,584)       (16,008)
-------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                       $ (0.03)       $ (0.07)       $ (0.62)      $  (1.77)
-------------------------------------------------------------------------------------------------------------

2002                                                      First         Second          Third         Fourth
-------------------------------------------------------------------------------------------------------------
Net sales                                               $64,342        $66,594        $70,811       $ 75,790
-------------------------------------------------------------------------------------------------------------
Gross margin                                             14,909         16,110         16,551         17,565
-------------------------------------------------------------------------------------------------------------
Special and nonrecurring items                              639             --             --           (801)
-------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                        (879)            68            334          1,169
-------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                       $ (0.10)       $  0.01        $  0.04       $   0.13
-------------------------------------------------------------------------------------------------------------

Falcon Products, Inc. 2003 Annual Report | page 46



Report of Independent Auditors

The Board of Directors Falcon Products, Inc.:
We have audited the accompanying consolidated balance sheets of Falcon Products, Inc. as of November 1, 2003 and November 2, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Falcon Products, Inc. for the fiscal year ended November 3, 2001 were audited by other auditors who have ceased operations and whose report dated December 14, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Falcon Products, Inc. at November 1, 2003 and November 2, 2002 and the consolidated results of its operations and its cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.


ERNST & YOUNG LLP


St. Louis, Missouri
January 23, 2004


The following report is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

To Falcon Products, Inc.:
We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 3, 2001 and October 28, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


ARTHUR ANDERSEN LLP


St. Louis, Missouri
December 14, 2001

                          Falcon Products, Inc. 2003 Annual Report | page 47



Selected Financial Data


IN THOUSANDS
EXCEPT PER-SHARE DATA                    2003        2002        2001        2000        1999        1998
----------------------------------------------------------------------------------------------------------
Operating Data:
   Net sales                         $251,802    $277,537    $314,116    $331,078    $233,019    $149,085
   Cost of sales, including
      restructuring charge            203,087     212,402     243,272     243,900     174,516     108,726
----------------------------------------------------------------------------------------------------------
   Gross margin                        48,715      65,135      70,844      87,178      58,503      40,359
   Selling, general and
      administrative
      expenses                         44,576      46,147      56,172      53,787      39,289      29,482
   Restructuring
      charges and
      other charges                     7,994        (162)     12,642          --      10,500         271
   Interest expense
      (income), net                    17,695      17,081      17,149      17,149       7,281         619
   Minority interest                       86          59        (133)         (2)        (24)        (64)
----------------------------------------------------------------------------------------------------------
   Earnings (loss) from
      continuing operations
      before income taxes             (21,636)      2,010     (14,986)     16,244       1,457      10,051
   Income tax expense
      (benefit)                           880       1,318      (4,215)      7,048         873       3,701
----------------------------------------------------------------------------------------------------------
   Net earnings (loss) from
      continuing operations           (22,516)        692     (10,771)      9,196         584       6,350
   Discontinued operations,
      net of tax                           --          --          --          --          --          --
   Gain on sale of
      discontinued
      operations, net of tax               --          --          --          --          --          --
----------------------------------------------------------------------------------------------------------
   Net earnings (loss)               $(22,516)   $    692    $(10,771)   $  9,196    $    584    $  6,350
==========================================================================================================
Earnings (loss) per share -
   Diluted:(1)
   Continuing operations             $  (2.49)   $   0.08    $  (1.22)   $   1.05    $   0.07    $   0.68
   Discontinued operations                 --          --          --          --          --          --
   Gain on sale of
      discontinued
      operations                           --          --          --          --          --          --
----------------------------------------------------------------------------------------------------------
   Net earnings per share            $  (2.49)   $   0.08    $  (1.22)   $   1.05    $   0.07    $   0.68
==========================================================================================================
   Cash dividends per share                --          --    $   0.12    $   0.16    $   0.08    $   0.16
==========================================================================================================
Financial Position:
   Working capital                   $ 47,499    $ 38,959    $ 32,272    $ 43,321    $ 46,799    $ 35,756
   Property, plant and
      equipment, net                   36,579      40,882      42,534      49,897      48,841      27,498
   Capital expenditures                 2,247       4,380       5,805       5,327       6,245       6,594
   Total assets                       266,540     273,577     267,467     279,025     292,206     111,974
   Total debt                         165,385     150,585     147,971     154,408     164,506      18,815
   Stockholders' equity                38,584      61,000      60,041      74,677      69,301      71,946
==========================================================================================================


IN THOUSANDS
EXCEPT PER-SHARE DATA                    1997        1996        1995        1994        1993
---------------------------------------------------------------------------------------------
Operating Data:
   Net sales                         $118,110    $105,489     $83,591     $71,213     $56,371
   Cost of sales, including
      restructuring charge             84,607      73,912      56,827      48,574      39,151
---------------------------------------------------------------------------------------------
   Gross margin                        33,503      31,577      26,764      22,639      17,220
   Selling, general and
      administrative
      expenses                         22,044      20,469      16,992      14,354      11,177
   Restructuring
      charges and
      other charges                     3,700          --          --          --          --
   Interest expense
      (income), net                      (139)        (95)       (141)       (145)        223
   Minority interest                      (47)        (89)         44          (4)         --
---------------------------------------------------------------------------------------------
   Earnings (loss) from
      continuing operations
      before income taxes               7,945      11,292       9,869       8,434       5,820
   Income tax expense
      (benefit)                         3,019       4,291       3,693       3,121       2,137
---------------------------------------------------------------------------------------------
   Net earnings (loss) from
      continuing operations             4,926       7,001       6,176       5,313       3,683
   Discontinued operations,
      net of tax                          938       1,432       1,281         864         764
   Gain on sale of
      discontinued
      operations, net of tax            6,770          --          --          --          --
---------------------------------------------------------------------------------------------
   Net earnings (loss)               $ 12,634    $  8,433     $ 7,457     $ 6,177     $ 4,447
=============================================================================================
Earnings (loss) per share -
   Diluted:(1)
   Continuing operations             $   0.50    $   0.71     $  0.64     $  0.55     $  0.42
   Discontinued operations               0.09        0.15        0.13        0.09        0.09
   Gain on sale of
      discontinued
      operations                         0.69          --          --          --          --
---------------------------------------------------------------------------------------------
   Net earnings per share            $   1.28    $   0.86     $  0.77     $  0.64     $  0.50
=============================================================================================
   Cash dividends per share          $   0.14    $   0.10     $  0.07     $  0.04          --
=============================================================================================
Financial Position:
   Working capital                   $ 38,691    $ 34,531     $29,927     $25,658     $25,129
   Property, plant and
      equipment, net                   25,211      24,485      21,529      18,467      11,069
   Capital expenditures                 3,807       4,449       4,969       4,608       1,506
   Total assets                        99,357      84,388      74,884      64,905      53,228
   Total debt                           1,794       1,405       1,889       1,787         860
   Stockholders' equity                73,264      68,476      58,307      50,556      44,147
=============================================================================================

(1)Per-share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50% stock dividend.

Falcon Products, Inc. 2003 Annual Report | page 48

Corporate Directory


Board of Directors

Franklin A. Jacobs(1)
Chairman of the Board and Chief Executive Officer,
Falcon Products, Inc.

Martin Blaylock(2),(3)
Retired, Vice President of Manufacturing Operations,
Monsanto Company

Melvin F. Brown(2)
Retired, President and Chief Executive Officer,
Deutsche Financial Services

S. Lee Kling(1),(3)
Chairman of the Board,
The Kling Company

David L. Morley(1)
President and Chief Operating Officer,
Falcon Products, Inc.

Steven C. Roberts(2)
Co-Founder and President,
Roberts-Roberts & Associates

Michael F. Shanahan, Sr.(3)
Chairman of the Board and Chief Executive Officer,
Engineered Support Systems, Inc.

(1)Member Executive Committee
(2)Member Audit Committee
(3)Member Compensation Committee



Corporate Officers

Franklin A. Jacobs
Chairman of the Board and Chief Executive Officer

David L. Morley
President and Chief Operating Officer

Stephen E. Cohen
Vice President, Sales and Marketing

John K. Cronin
Vice President, Marketing and
New Product Development

Lynda Garrison
Vice President, Support Services and
Systems Development

Michael Jacobs
Vice President, International

Stewart H. Long
Vice President, Operations

Jeff O'Hara
President, Sellers & Josephson

Daniel L. Steinberg
Vice President, Information Technologies

R. Craig Watts
President and Chief Executive Officer,
Epic Furniture Group